Tennant Company **For the year ended December 31, 2013**

14005611

Form 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

[✓] **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2013

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from _________ to _________.

Commission File Number **001-16191**

TENNANT COMPANY
(Exact name of registrant as specified in its charter)

Minnesota	**41-0572550**
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

701 North Lilac Drive, P.O. Box 1452
Minneapolis, Minnesota 55440
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code 763-540-1200

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange on which registered
Common Stock, par value $0.375 per share	New York Stock Exchange
Preferred Share Purchase Rights	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined by Rule 405 of the Securities Act.	✓ Yes	___ No
Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.	___ Yes	✓ No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.	✓ Yes	___ No
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).	✓ Yes	___ No
Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.		[ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	✓	Accelerated filer	___
Non-accelerated filer	___ (Do not check if a smaller reporting company)	Smaller reporting company	___

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ___ Yes ✓ No

The aggregate market value of the voting and non-voting common equity held by non-affiliates as of June 30, 2013, was $873,991,079.

As of January 31, 2014, there were 18,493,836 shares of Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement for its 2014 annual meeting of shareholders (the "2014 Proxy Statement") are incorporated by reference in Part III.

Tennant Company
Form 10–K
Table of Contents

			Page
PART I			
	Item 1	Business	3
	Item 1A	Risk Factors	4
	Item 1B	Unresolved Staff Comments	6
	Item 2	Properties	6
	Item 3	Legal Proceedings	6
	Item 4	Mine Safety Disclosures	6
PART II			
	Item 5	Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities	7
	Item 6	Selected Financial Data	9
	Item 7	Management's Discussion and Analysis of Financial Condition and Results of Operations	10
	Item 7A	Quantitative and Qualitative Disclosures About Market Risk	17
	Item 8	Financial Statements and Supplementary Data	19
		Report of Independent Registered Public Accounting Firm	19
		Consolidated Financial Statements	20
		Consolidated Statements of Earnings	20
		Consolidated Statements of Comprehensive Income	20
		Consolidated Balance Sheets	21
		Consolidated Statements of Cash Flows	22
		Consolidated Statements of Shareholders' Equity	23
		Notes to the Consolidated Financial Statements	24
		1 Summary of Significant Accounting Policies	24
		2 Newly Adopted Accounting Pronouncements	26
		3 Management Actions	26
		4 Acquisitions and Divestitures	27
		5 Inventories	28
		6 Property, Plant and Equipment	28
		7 Goodwill and Intangible Assets	29
		8 Debt	30
		9 Other Current Liabilities	32
		10 Fair Value Measurements	33
		11 Retirement Benefit Plans	34
		12 Shareholders' Equity	39
		13 Commitments and Contingencies	40
		14 Income Taxes	41
		15 Share-Based Compensation	43
		16 Earnings Per Share	45
		17 Segment Reporting	45
		18 Consolidated Quarterly Data (Unaudited)	46
		19 Related Party Transactions	46
	Item 9	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	47
	Item 9A	Controls and Procedures	47
	Item 9B	Other Information	47
PART III			
	Item 10	Directors, Executive Officers and Corporate Governance	47
	Item 11	Executive Compensation	48
	Item 12	Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters	48
	Item 13	Certain Relationships and Related Transactions, and Director Independence	48
	Item 14	Principal Accountant Fees and Services	48
PART IV			
	Item 15	Exhibits and Financial Statement Schedules	49

TENNANT COMPANY
2013
ANNUAL REPORT
Form 10–K
(Pursuant to Securities Exchange Act of 1934)
PART I

ITEM 1 – Business

General Development of Business

Tennant Company, a Minnesota corporation that was founded in 1870 and incorporated in 1909, is a world leader in designing, manufacturing and marketing solutions that help create a cleaner, safer, healthier world. The Company's floor maintenance and outdoor cleaning equipment, chemical-free and other sustainable cleaning technologies, coatings and related products are used to clean and coat surfaces in factories, transportation facilities, public venues, warehouses, retail, education, healthcare, office buildings, parking lots and streets, and other environments. Customers include building service contract cleaners to whom organizations outsource facilities maintenance, as well as end-user businesses, healthcare facilities, schools and local, state and federal governments that handle facilities maintenance themselves. The Company reaches these customers through the industry's largest direct sales and service organization and through a strong and well-supported network of authorized distributors worldwide.

Segment and Geographic Area Financial Information

The Company has one reportable business segment. Sales to customers geographically located in the United States were $422.6 million, $406.2 million and $392.5 million for the years ended December 31, 2013, 2012 and 2011, respectively. Long-lived assets located in the United States were $82.7 million and $74.0 million as of the years ended December 31, 2013 and 2012, respectively. Additional financial information on the Company's segment and geographic areas is provided throughout Item 8 and Note 17 of the Consolidated Financial Statements.

Principal Products, Markets and Distribution

The Company offers products and solutions mainly consisting of mechanized cleaning equipment targeted at manufacturing, warehouse and logistics, transportation facilities, public venues, retail, healthcare and education markets; parts, consumables and service maintenance and repair; business solutions such as rental and leasing programs; and sustainable cleaning technologies that reduce the need for chemicals in the cleaning process. Adjacent products include surface coatings and floor preservation products. The Company's suite of offerings are marketed and sold under the following brands: Tennant®, Nobles®, Green Machines™, Alfa Uma Empresa Tennant™ and Orbio®. The Orbio brand of products and solutions is developed and managed by Orbio Technologies, a group created by Tennant to focus on expanding the opportunities for water-based sustainable technologies such as ec-H2O™ and Orbio 5000-Sc. Tennant Company's products are sold through direct and distribution channels in various regions around the world. In North America, Brazil, Australia, China and most of Western Europe, products are sold through a direct sales organization and independent distributors. In more than 80 other countries, the Company relies on a broad network of independent distributors.

Raw Materials

The Company has not experienced any significant or unusual problems in the availability of raw materials or other product components. The Company has sole-source vendors for certain components. A disruption in supply from such vendors may disrupt the Company's operations. However, the Company believes that it can find alternate sources in the event there is a disruption in supply from such vendors.

Intellectual Property

Although the Company considers that its patents, proprietary technologies, customer relationships, licenses, trademarks, trade names and brand names in the aggregate constitute a valuable asset, it does not regard its business as being materially dependent upon any single intellectual property.

Seasonality

Although the Company's business is not seasonal in the traditional sense, the percentage of revenues in each quarter typically ranges from 22% to 28% of the total year. The first quarter tends to be at the low end of the range reflecting customers' initial slow ramp up of capital purchases and the Company's efforts to close out orders at the end of each year. The second and fourth quarters tend to be towards the high end of the range and the third quarter is typically in the middle of the range.

Working Capital

The Company funds operations through a combination of cash and cash equivalents and cash flows from operations. Wherever possible, cash management is centralized and intercompany financing is used to provide working capital to subsidiaries as needed. In addition, credit facilities are available for additional working capital needs or investment opportunities.

Major Customers

The Company sells its products to a wide variety of customers, none of which is of material importance in relation to the business as a whole. The customer base includes several governmental entities which generally have terms similar to other customers.

Backlog

The Company processes orders within two weeks on average. Therefore, no significant backlogs existed at December 31, 2013 and 2012.

Competition

While there is no publicly available industry data concerning market share, the Company believes, through its own market research, that it is a world-leading manufacturer of floor maintenance and cleaning equipment. Significant competitors exist in all key geographic regions. However, the key competitors vary by region. The Company competes primarily on the basis of offering a broad line of high-quality, innovative products supported by an extensive sales and service network in major markets.

Certain of the Company's competitors initiated legal and/or regulatory challenges in 2010 and 2011 in multiple jurisdictions challenging Tennant's advertising claims pertaining to its ec-H2O water-based technology. The majority of these claims have been closed with no material impact to the Company. The Company does not currently view the outstanding proceedings as material and does not expect the outcome to have a material adverse effect on the Company's operating results, financial condition or cash flows.

Research and Development

The Company strives to be an industry leader in innovation and is committed to investing in research and development. The Company's Global Innovation Center in Minnesota and engineers throughout the global locations are dedicated to various activities including researching new technologies to create meaningful product differentiation, development of new products, improvements of existing product design or manufacturing processes and exploring new product applications with customers. In 2013, 2012 and 2011, the Company spent $30.5 million, $29.3 million and $27.9 million on research and development, respectively.

Environmental Compliance

Compliance with Federal, State and local provisions which have been enacted or adopted regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment, has not had, and the Company does not expect it to have, a material effect upon the Company's capital expenditures, earnings or competitive position.

Employees

The Company employed 2,931 people in worldwide operations as of December 31, 2013.

Available Information

The Company makes available free of charge, through the Company's website at www.tennantco.com, its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable when such material is filed electronically with, or furnished to, the Securities and Exchange Commission ("SEC").

ITEM 1A – Risk Factors

The following are significant factors known to us that could materially adversely affect our business, financial condition or operating results.

We may encounter financial difficulties if the United States or other global economies experience an additional or continued significant long-term economic downturn, decreasing the demand for our products.

Our product sales are sensitive to declines in capital spending by our customers. Decreased demand for our products could result in decreased revenues, profitability and cash flows and may impair our ability to maintain our operations and fund our obligations to others. In the event of a continued significant long-term economic downturn in the U.S. or other global economies, our revenues could decline to the point that we may have to take cost-saving measures to reduce our fixed costs to a level that is in line with a lower level of sales in order to stay in business long-term in a depressed economic environment.

We are subject to competitive risks associated with developing innovative products and technologies, including but not limited to, the risk that customers do not continue to pay for innovation and the risk of competitive challenges to our products and technology and the underlying intellectual property.

Our products are sold in competitive markets throughout the world. Competition is based on product features and design, brand recognition, reliability, durability, technology, breadth of product offerings, price, customer relationships and after-sale service. Although we believe that the performance and price characteristics of our products will produce competitive solutions for our customers' needs, because of our dedication to innovation and continued investments in research and development, our products generally cost more than our competitors' products. We believe that customers will pay for the innovations and quality in our products; however, in the current economic environment, it may be difficult for us to compete with lower cost products offered by our competitors and there can be no assurance that our customers will continue to choose our products over products offered by our competitors. If our products, markets and services are not competitive, we may experience a decline in sales, pricing and market share, which adversely impacts revenues, margin and the success of our operations.

In addition, we may be vulnerable to competitors who attempt to challenge our technology and our products or diminish the reputation of our brand, all of which could adversely affect our business. Certain of our competitors have previously initiated legal and regulatory actions against us and while we do not view these challenges to be material, defense of such claims may require substantial commitment of time and money and could potentially influence new customers from readily accepting our products, such as those with our ec-H2O technology, which could adversely affect our business.

Competitors may also initiate litigation to challenge the validity of our patents or claims, allege that we infringe upon their patents, violate our patents or they may use their resources to design comparable products that avoid infringing our patents. Regardless of whether such litigation is successful, such litigation could significantly increase our costs and divert management's attention from the operation of our business, which could adversely affect our results of operations and financial condition.

Our ability to effectively operate our Company could be adversely affected if we are unable to attract and retain key personnel and other highly skilled employees.

Our continued success will depend on, among other things, the skills and services of our executive officers and other key personnel. Our ability to attract and retain other highly qualified managerial, technical, manufacturing, research, sales and marketing personnel also impacts our ability to effectively operate our business. As the economy recovers and companies grow and increase their hiring activities, there is an inherent risk of increased employee turnover and the loss of valuable employees in key positions, especially in emerging markets throughout the world. We believe the increased loss of key personnel within a concentrated region could adversely affect our sales growth.

We may not be able to upgrade and evolve our information technology systems as quickly as we wish and we may encounter difficulties as we upgrade and evolve these systems, which could adversely impact our abilities to accomplish anticipated future cost savings, better serve our customers and protect against information system disruption, corruption or intrusions.

We have many information technology systems that are important to the operation of our business and we have many information technology systems that are in need of upgrading. We may not have adequate resources to upgrade our systems at the pace which the current business environment demands. Inability to upgrade systems on a timely basis could increase our risk of a cybersecurity incident which could lead to interruptions, delays or cessation of systems, misappropriation of confidential information and corruption of data. Additionally, significantly upgrading and evolving the capabilities of our existing systems could lead to inefficient or ineffective use of our technology due to lack of training or expertise in these evolving technology systems. These factors could lead to significant expenses, adversely impacting our results of operations and hinder our ability to offer better technology solutions to our customers.

We may not be able to effectively manage organizational changes which could negatively impact our operating results or financial condition.

We are continuing to implement global standardized processes in our business despite lean staffing levels. We continue to consolidate and reallocate resources as part of our ongoing efforts to optimize our cost structure in the current economy. Our operating results may be negatively impacted if we are unable to implement new processes and manage organizational changes. In addition, if we do not effectively manage the implementation of new processes and organizational changes, we may not fully realize the anticipated savings of these actions or they may negatively impact our ability to serve our customers or meet our strategic objectives.

Inadequate or improper funding of new technologies may result in an inability to develop and commercialize new innovative products and services.

We strive to develop new and innovative products and services to differentiate ourselves in the marketplace. New product development relies heavily on our financial and resource investments in both the short term and long term. If we fail to adequately fund product development projects or fund a project which ultimately does not gain the market acceptance we anticipated, we risk not meeting our customers' expectations, which could result in decreased revenues, declines in margin and loss of market share.

Our global operations are subject to laws and regulations that impose significant compliance costs and create reputational and legal risk.

Due to the international scope of our operations, we are subject to a complex system of commercial, tax and trade regulations around the world. Recent years have seen an increase in the development and enforcement of laws regarding trade, tax compliance and anti-corruption such as the U.S. Foreign Corrupt Practices Act and similar laws from other countries. Our numerous foreign subsidiaries and affiliates are governed by laws, rules and business practices that differ from those of the U.S., but because we are a U.S. based company oftentimes they are also subject to U.S. laws, which can create a conflict. Despite our due diligence, it is possible that the activities of these entities may not comply with U.S. laws or business practices or our Business Ethics Guide. Violations of the U.S. or local laws may result in severe criminal or civil sanctions, could disrupt our business, and result in an adverse effect on our reputation, business and results of operations or financial condition. We cannot predict the nature, scope or effect of future regulatory requirements to which our operations might be subject or the manner in which existing laws might be administered or interpreted.

Increases in the cost, or disruption in the availability, of raw materials and components that we purchase could negatively impact our operating results or financial condition.

Our expanding geographical footprint and our continued use of sole source vendors coupled with suppliers' potential credit issues could lead to an increased risk of a break-down in our supply chain. Purchased component parts are essential to our products and any defects in such parts could lead to quality issues, returns, production slow-downs or product liability risk. Modularization may lead to more sole sourced products and as we seek to outsource the design of certain key components, we risk loss of proprietary control and become more reliant on a sole source. The risk also exists that we will not be able to obtain adequate information from suppliers in order to comply with global disclosure requirements.

The SEC has adopted rules, with which we are required to comply, regarding the disclosure of the use of "conflict minerals" (commonly referred to as tin, tantalum, tungsten and gold) which are mined from the Democratic Republic of the Congo in products we manufacture or contract to manufacture. These minerals are present in a number of the Company's products. The discover and disclosure obligations are complex, and there is little formal guidance with respect to their application. Since our supply chain is complex, ultimately we may not be able to sufficiently discover the origin of the conflict minerals used in our products through the due diligence procedures that we implement, which may impact our ability to file a timely and/or accurate report with the SEC subjecting us to potential SEC enforcement risks. Additionally, if we are unable to or chose not to certify that our products are conflict mineral free, customers may choose not to purchase our products. Alternatively, if we chose to use only suppliers offering conflict free minerals, we cannot be sure that we will be able to obtain metals, if necessary, from such suppliers in sufficient quantities or at competitive prices. Any one or a combination of these various factors could harm our business, reduce market demand for our products, and adversely affect our profit margins, net sales, and overall financial results.

We are subject to product liability claims and product quality issues that could adversely affect our operating results or financial condition.

Our business exposes us to potential product liability risks that are inherent in the design, manufacturing and distribution of our products. If products are used incorrectly by our customers, injury may result leading to product liability claims against us. Some of our products or product improvements may have defects or risks that we have not yet identified that may give rise to product quality issues, liability and warranty claims. If product liability claims are brought against us for damages that are in excess of our insurance coverage or for uninsured liabilities and it is determined we are liable, our business could be adversely impacted. Any losses we suffer from any liability claims, and the effect that any product liability litigation may have upon the reputation and marketability of our products, may have a negative impact on our business and operating results. We could experience a material design or manufacturing failure in our products, a quality system failure, other safety issues, or heightened regulatory scrutiny that could warrant a recall of some of our products. Any unforeseen product quality problems could result in loss of market share, reduced sales, and higher warranty expense.

We may be unable to conduct business if we experience a significant business interruption in our computer systems, manufacturing plants or distribution facilities for a significant period of time.

We rely on our computer systems, manufacturing plants and distribution facilities to efficiently operate our business. If we experience an interruption in the functionality in any of these items for a significant period of time, we may not have adequate business continuity planning contingencies in place to allow us to continue our normal business operations on a long-term basis. Significant long-term interruption in our business could cause a decline in sales, an increase in expenses and could adversely impact our operating results.

ITEM 1B – Unresolved Staff Comments

None.

ITEM 2 – Properties

The Company's corporate offices are owned by the Company and are located in the Minneapolis, Minnesota, metropolitan area. Manufacturing facilities are located in Minneapolis, Minnesota; Holland, Michigan; Louisville, Kentucky; Uden, The Netherlands; Falkirk, United Kingdom; São Paulo, Brazil; and Shanghai, China. Sales offices, warehouse and storage facilities are leased in various locations in North America, Europe, Japan, China, Asia, Australia, New Zealand and Latin America. The Company's facilities are in good operating condition, suitable for their respective uses and adequate for current needs. Further information regarding the Company's property and lease commitments is included in the Contractual Obligations section of Item 7 and in Note 13 of the Consolidated Financial Statements.

ITEM 3 – Legal Proceedings

There are no material pending legal proceedings other than ordinary routine litigation incidental to the Company's business.

ITEM 4 – Mine Safety Disclosures

Not applicable.

PART II

ITEM 5 – Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities

MARKET INFORMATION – Tennant's common stock is traded on the New York Stock Exchange, under the ticker symbol TNC. As of January 31, 2014, there were 412 shareholders of record. The common stock price was $64.13 per share on January 31, 2014.The accompanying chart shows the high and low sales prices for the Company's shares for each full quarterly period over the past two years as reported by the New York Stock Exchange:

	2013		2012	
	High	Low	High	Low
First	$ 49.82	$ 44.07	$ 44.00	$ 37.75
Second	51.62	44.50	48.45	37.82
Third	62.50	49.64	44.25	36.16
Fourth	68.70	58.05	43.95	35.30

DIVIDEND INFORMATION – Cash dividends on Tennant's common stock have been paid for 69 consecutive years. Tennant's annual cash dividend payout increased for the 42nd consecutive year to $0.72 per share in 2013, an increase of $0.03 per share over 2012. Dividends are generally declared each quarter. On February 19, 2014, the Company announced a quarterly cash dividend of $0.18 per share payable March 17, 2014, to shareholders of record on March 3, 2014.

DIVIDEND REINVESTMENT OR DIRECT DEPOSIT OPTIONS – Shareholders have the option of reinvesting quarterly dividends in additional shares of Company stock or having dividends deposited directly to a bank account. The Transfer Agent should be contacted for additional information.

TRANSFER AGENT AND REGISTRAR – Shareholders with a change of address or questions about their account may contact:

Wells Fargo Bank, N.A.
Shareowner Services
P.O. Box 64874
St. Paul, MN 55164-0854
(800) 468-9716

EQUITY COMPENSATION PLAN INFORMATION – Information regarding equity compensation plans required by Regulation S-K Item 201(d) is incorporated by reference in Item 12 of this annual report on Form 10-K from the 2014 Proxy Statement.

SHARE REPURCHASES – On April 25, 2012, the Board of Directors authorized the repurchase of 1,000,000 shares of our common stock. This was in addition to the 618,050 shares remaining under our current repurchase program at that time. Share repurchases are made from time to time in the open market or through privately negotiated transactions, primarily to offset the dilutive effect of shares issued through our share-based compensation programs. Our credit agreements and Private Shelf Agreement restrict the payment of dividends or repurchasing of stock if, after giving effect to such payments, our leverage ratio is greater than 2.00 to 1, in such case limiting such payments to an amount ranging from $50.0 million to $75.0 million during any fiscal year.

For the Quarter Ended December 31, 2013	**Total Number of Shares Purchased (1)**	**Average Price Paid Per Share**	**Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs**	**Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs**
October 1–31, 2013	15,778	$ 60.42	15,687	706,450
November 1–30, 2013	75,847	60.08	75,847	630,603
December 1–31, 2013	—	—	—	630,603
Total	91,625	$ 60.14	91,534	630,603

(1) Includes 91 shares delivered or attested to in satisfaction of the exercise price and/or tax withholding obligations by employees who exercised stock options or restricted stock under employee share-based compensation plans.

STOCK PERFORMANCE GRAPH – The following graph compares the cumulative total shareholder return on Tennant's common stock to two indices: S&P SmallCap 600 and Morningstar Industrials Sector. The graph below compares the performance for the last five fiscal years, assuming an investment of $100 on December 31, 2008, including the reinvestment of all dividends.



5-YEAR CUMULATIVE TOTAL RETURN COMPARISON
600.00
500.00
400.00
300.00
200.00
100.00
0.00
2008
2009
2010
2011
2012
2013
Tennant Company
S&P Smallcap 600 Index
Morningstar Industrials Sector

	2008	2009	2010	2011	2012	2013
Tennant Company	$100	$175	$262	$269	$310	$484
S&P SmallCap 600	$100	$126	$159	$160	$186	$263
Morningstar Industrials Sector	$100	$124	$154	$153	$176	$250

ITEM 6 – Selected Financial Data

(In thousands, except shares and per share data)

Years Ended December 31	2013	2012	2011	2010	2009
Financial Results:					
Net Sales	**$ 752,011**	$ 738,980	$ 753,998	$ 667,667	$ 595,875
Cost of Sales	**426,103**	413,684	434,817 (3)	383,341 (4)	349,767
Gross Margin - %	**43.3**	44.0	42.3	42.6	41.3
Research and Development Expense	**30,529**	29,263	27,911	25,957	22,978
% of Net Sales	**4.1**	4.0	3.7	3.9	3.9
Selling and Administrative Expense	**232,976** (1)	234,114 (2)	241,625 (3)	221,235 (4)	245,623 (5)
% of Net Sales	**31.0**	31.7	32.0	33.1	41.2
Gain on Sale of Business	**—**	(784) (2)	—	—	—
% of Net Sales	**—**	(0.1)	—	—	—
Profit (Loss) from Operations	**62,403** (1)	62,703 (2)	49,645 (3)	37,134 (4)	(22,493) (5)
% of Net Sales	**8.3**	8.5	6.6	5.6	(3.8)
Total Other Expense, Net	**(2,525)**	(2,813)	(915)	(2,407)	(1,827)
Profit (Loss) Before Income Taxes	**59,878** (1)	59,890 (2)	48,730 (3)	34,727 (4)	(24,320) (5)
% of Net Sales	**8.0**	8.1	6.5	5.2	(4.1)
Income Tax Expense (Benefit)	**19,647** (1)	18,306 (2)	16,017 (3)	(76) (4)	1,921 (5)
Effective Tax Rate - %	**32.8**	30.6	32.9	(0.2)	7.9
Net Earnings (Loss)	**40,231** (1)	41,584 (2)	32,713 (3)	34,803 (4)	(26,241) (5)
% of Net Sales	**5.3**	5.6	4.3	5.2	(4.4)
Per Share Data:					
Basic Net Earnings (Loss)	**$ 2.20** (1)	$ 2.24 (2)	$ 1.74 (3)	$ 1.85 (4)	$ (1.42) (5)
Diluted Net Earnings (Loss)	**$ 2.14** (1)	$ 2.18 (2)	$ 1.69 (3)	$ 1.80 (4)	$ (1.42) (5)
Diluted Weighted Average Shares	**18,833,453**	19,102,016	19,360,428	19,332,103	18,507,772
Cash Dividends	**$ 0.72**	$ 0.69	$ 0.68	$ 0.59	$ 0.53
Financial Position:					
Total Assets	**$ 456,306**	$ 420,760	$ 424,262	$ 403,668	$ 377,726
Total Debt	**31,803**	32,323	36,455	30,828	34,211
Total Shareholders' Equity	**263,846**	235,054	220,852	216,133	184,279
Current Ratio	**2.4**	2.2	2.2	2.1	1.9
Debt-to-Capital Ratio	**10.8%**	12.1%	14.2%	12.5%	15.7%
Cash Flows:					
Net Cash Provided by Operations	**$ 59,814**	$ 47,566	$ 56,909	$ 42,530	$ 75,185
Capital Expenditures, Net of Disposals	**(14,655)**	(14,595)	(13,301)	(9,934)	(11,172)
Free Cash Flow	**45,159**	32,971	43,608	32,596	64,013
Other Data:					
Depreciation and Amortization	**$ 20,246**	$ 20,872	$ 21,418	$ 21,192	$ 22,803
Number of employees at year-end	**2,931**	2,816	2,865	2,793	2,786

The results of operations from our 2011 and 2009 acquisitions have been included in the Consolidated Financial Statements, as well as the Selected Financial Data presented above, since each of their respective dates.

(1) 2013 includes restructuring charges of $3,017 pre-tax ($2,938 after-tax or $0.15 per diluted share) and a tax benefit of $582 (or $0.03 per diluted share) related to the retroactive reinstatement of the 2012 U.S. Federal Research and Development ("R&D") Tax Credit.

(2) 2012 includes a gain on sale of business of $784 pre-tax ($508 after-tax or $0.03 per diluted share), a restructuring charge of $760 pre-tax ($670 after-tax or $0.04 per diluted share) and tax benefits from an international entity restructuring of $2,043 (or $0.11 per diluted share).

(3) 2011 includes a Product Line Obsolescence charge of $4,300 pre-tax ($3,811 after-tax or $0.20 per diluted share) and an international executive severance charge of $1,217 (or $0.06 per diluted share).

(4) 2010 includes a tax benefit from the international entity restructuring of $10,913 (or $0.56 per diluted share), a workforce redeployment charge of $1,671 pre-tax ($1,196 after-tax or $0.06 per diluted share), inventory revaluation from change in functional currency designation due to international entity restructuring of $647 pre-tax ($453 after-tax or $0.02 per diluted share) and a revision of our 2008 workforce reduction reserve of $277 pre-tax ($173 after-tax or $0.01 per diluted share).

(5) 2009 includes a goodwill impairment charge of $43,363 pre-tax ($42,289 after-tax or $2.29 per diluted share), a benefit from a revision during the first quarter of 2009 to the 2008 workforce reduction charge of $1,328 pre-tax ($1,249 after-tax or $0.07 per diluted share) and a net tax benefit, primarily from a United Kingdom business reorganization, of $1,864 (or $0.10 per diluted share).

ITEM 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

Tennant Company is a world leader in designing, manufacturing and marketing solutions that help create a cleaner, safer, healthier world. Our products include equipment for maintaining surfaces in industrial, commercial and outdoor environments; chemical-free and other sustainable cleaning technologies; and coatings for protecting, repairing and upgrading floors and other surfaces. We sell our products through our direct sales and service organization and a network of authorized distributors worldwide. Geographically, our customers are located in North America, Latin America, Europe, the Middle East, Africa and Asia Pacific. We strive to be an innovator in our industry through our commitment to understanding our customers' needs and using our expertise to create innovative products and solutions.

Net Sales in 2013 totaled $752.0 million, up from $739.0 million in the prior year primarily due to increased sales of industrial equipment and high demand for newly introduced products which were somewhat offset by lower sales of city cleaning equipment. 2013 organic sales growth, excluding the impact of foreign currency exchange, was up approximately 2.8% with growth in North America, Latin America and Asia Pacific being somewhat offset by declines in Europe due to challenging economic conditions. 2013 Gross Profit margin decreased 70 basis points to 43.3% from 44.0% in 2012 due to changes in selling channel mix and mix of products sold. Selling and Administrative Expense ("S&A Expense") decreased 0.5%, or 70 basis points as a percentage of Net Sales, from $234.1 million in 2012 to $233.0 million in 2013 due to continued tight cost controls and improved operating leverage. Operating Profit decreased 0.5% and Operating Profit margin declined 20 basis points to 8.3% in 2013 from 8.5% in 2012 due to two restructuring charges taken during 2013 totaling $3.0 million and increased investment in R&D activities. Net Earnings for 2013 were favorably impacted by a tax benefit of $0.6 million related to the 2012 R&D tax credit which was retroactively enacted in January of 2013.

Net Earnings for 2012 were $8.9 million greater than 2011 despite a Net Sales decline of 2.0%. 2012 Gross Profit margin increased 170 basis points to 44.0% from 42.3% in 2011 due to favorable product mix, stable commodity costs and production efficiencies. Net Sales in 2012 totaled $739.0 million, which was down from $754.0 million in the prior year primarily due to lower sales unit volume in Europe stemming from weak economic conditions. 2012 organic sales growth, excluding the impact of foreign currency exchange, was essentially flat with growth in the Americas and emerging markets being offset by declines in the mature international markets. S&A Expense decreased 3.1%, or 30 basis points as a percentage of Net Sales, from $241.6 million in 2011 to $234.1 million in 2012 due to continued tight cost controls and improved operating leverage. Operating Profit increased 26.3% and Operating Profit margin improved 190 basis points to 8.5% in 2012 from 6.6% in 2011 due to higher Gross Profits and improved operating leverage. Net Earnings for 2012 were also favorably impacted by a $2.0 million tax benefit from an international entity restructuring.

Tennant continues to invest in innovative product development with 4.1% of 2013 Net Sales spent on R&D. During 2013 there were increased investments in developing innovative new products for our traditional core business, as well as our Orbio business.

We ended 2013 with a Debt-to-Capital ratio of 10.8%, $81.0 million in Cash and Cash Equivalents compared to $53.9 million at the end of 2012, and Shareholders' Equity of $263.8 million. During 2013, we generated operating cash flows of $59.8 million. Total debt was $31.8 million as of December 31, 2013 compared to $32.3 million at the end of 2012.

Historical Results

The following table compares the historical results of operations for the years ended December 31, 2013, 2012 and 2011 in dollars and as a percentage of Net Sales (in thousands, except per share amounts and percentages):

	2013	%	2012	%	2011	%
Net Sales	**$752,011**	**100.0**	$738,980	100.0	$753,998	100.0
Cost of Sales	**426,103**	**56.7**	413,684	56.0	434,817	57.7
Gross Profit	**325,908**	**43.3**	325,296	44.0	319,181	42.3
Operating Expense:						
Research and Development Expense	**30,529**	**4.1**	29,263	4.0	27,911	3.7
Selling and Administrative Expense	**232,976**	**31.0**	234,114	31.7	241,625	32.0
Gain on Sale of Business	**—**	**—**	(784)	(0.1)	—	—
Total Operating Expenses	**263,505**	**35.0**	262,593	35.5	269,536	35.7
Profit from Operations	**62,403**	**8.3**	62,703	8.5	49,645	6.6
Other Income (Expense):						
Interest Income	**390**	**0.1**	1,069	0.1	752	0.1
Interest Expense	**(1,761)**	**(0.2)**	(2,517)	(0.3)	(2,238)	(0.3)
Net Foreign Currency Transaction (Losses) Gains	**(671)**	**(0.1)**	(1,403)	(0.2)	559	0.1
Other (Expense) Income, Net	**(483)**	**(0.1)**	38	—	12	—
Total Other Expense, Net	**(2,525)**	**(0.3)**	(2,813)	(0.4)	(915)	(0.1)
Profit Before Income Taxes	**59,878**	**8.0**	59,890	8.1	48,730	6.5
Income Tax Expense	**19,647**	**2.6**	18,306	2.5	16,017	2.1
Net Earnings	**$ 40,231**	**5.3**	$ 41,584	5.6	$ 32,713	4.3
Net Earnings per Diluted Share	**$ 2.14**		$ 2.18		$ 1.69	

Consolidated Financial Results

Net Earnings for 2013 were $40.2 million, or $2.14 per diluted share, compared to $41.6 million, or $2.18 per diluted share for 2012. Net Earnings were impacted by:

- An increase in Net Sales of 1.8%, primarily due to increased sales of industrial equipment and high demand for newly introduced products which were somewhat offset by lower sales of city cleaning equipment.
- A 70 basis point decrease in Gross Profit margin due to changes in selling channel mix and mix of products sold.
- A decrease in S&A Expense as a percentage of Net Sales of 70 basis points due to continued tight cost controls and improved operating efficiencies.
- Two restructuring actions totaling $3.0 million (pre-tax) during 2013 or 40 basis points as a percentage of Net Sales.
- A $0.6 million tax benefit related to the 2012 R&D tax credit which was retroactively enacted in January 2013.

Net Earnings for 2012 were $41.6 million, or $2.18 per diluted share, compared to $32.7 million, or $1.69 per diluted share for 2011. Net Earnings were impacted by:

- A decrease in Net Sales of 2.0%, primarily due to lower sales unit volume in Europe stemming from weak economic conditions.
- A 170 basis point increase in Gross Profit margin due to favorable product mix, stable commodity costs and production efficiencies.
- A decrease in S&A Expense as a percentage of Net Sales of 30 basis points due to continued tight cost controls and improved operating efficiencies.
- A tax benefit from an international entity restructuring contributed $0.11 per diluted share.

Net Sales

In 2013, consolidated Net Sales were $752.0 million, an increase of 1.8% as compared to 2012. Consolidated Net Sales were $739.0 million in 2012, a decrease of 2.0% as compared to 2011.

The components of the consolidated Net Sales change for 2013 as compared to 2012, and 2012 as compared to 2011, were as follows:

Growth Elements	2013 v. 2012	2012 v. 2011
Organic Growth:		
Volume	**1.8%**	(1.0%)
Price	**1.0%**	1.0%
Organic Growth	**2.8%**	0%
Foreign Currency	**(1.0%)**	(2.0%)
Total	**1.8%**	(2.0%)

The 1.8% increase in consolidated Net Sales for 2013 as compared to 2012 was primarily due to sales volume increases due to increased sales of industrial equipment and demand for newly introduced products.

The 2.0% decrease in consolidated Net Sales for 2012 as compared to 2011 was primarily due to the impact of an unfavorable foreign currency exchange.

The following table sets forth annual Net Sales by operating segment and the related percentage change from the prior year (in thousands, except percentages):

	2013	%	2012	%	2011
Americas	**$514,544**	**4.7**	$491,661	2.1	$481,426
Europe, Middle East and Africa	**157,208**	**(5.4)**	166,208	(11.8)	188,338
Asia Pacific	**80,259**	**(1.1)**	81,111	(3.7)	84,234
Total	**$752,011**	**1.8**	$738,980	(2.0)	$753,998

Americas – In 2013, Americas Net Sales increased 4.7% to $514.5 million as compared with $491.7 million in 2012. The primary driver of the increase in Net Sales was attributable to higher sales of equipment in North America, including scrubbers equipped with ec-H2O technology and sweepers, and continued growth in Latin America. Unfavorable direct foreign currency translation exchange effects decreased Net Sales by approximately 1.0%.

In 2012, Americas Net Sales increased 2.1% to $491.7 million as compared with $481.4 million in 2011. The primary driver of the increase in Net Sales was attributable to sales unit volume increases with higher sales to strategic accounts, continued growth of scrubbers equipped with our ec-H2O technology and double-digit growth in Latin America. Unfavorable direct foreign currency translation exchange effects decreased Net Sales by approximately 1.0%.

Europe, Middle East and Africa – Europe, Middle East and Africa ("EMEA") Net Sales in 2013 decreased 5.4% to $157.2 million as compared to 2012 Net Sales of $166.2 million. An organic sales decrease of approximately 7.4% was primarily due to decreases in sales of city cleaning equipment due to tight municipal spending in Europe, somewhat offset by increased sales to strategic accounts. Favorable direct foreign currency exchange effects increased EMEA Net Sales by approximately 2.0% in 2013.

EMEA Net Sales in 2012 decreased 11.8% to $166.2 million as compared to 2011 Net Sales of $188.3 million. An organic sales decrease of approximately 6.3% was primarily due to sales unit volume decreases, particularly industrial equipment, due to continued economic uncertainty. Unfavorable direct foreign currency exchange effects decreased EMEA Net Sales by approximately 5.5% in 2012.

Asia Pacific – Asia Pacific Net Sales in 2013 decreased 1.1% to $80.3 million as compared to 2012 Net Sales of $81.1 million. An organic sales increase of approximately 4.4% was primarily due to increased sales of equipment in China and also sales growth in Australia and Japan. Unfavorable direct foreign currency exchange effects decreased Net Sales by approximately 5.5% in 2013.

Asia Pacific Net Sales in 2012 decreased 3.7% to $81.1 million over 2011 Net Sales of $84.2 million. An organic sales decrease of approximately 4.2% was primarily due to sales unit volume decreases in mature markets, particularly Australia, somewhat offset by growth in China. Favorable direct foreign currency exchange effects increased Net Sales by approximately 0.5% in 2012.

Gross Profit

Gross Profit margin was 43.3% in 2013, a decrease of 70 basis points as compared to 2012. Gross Profit margin in 2013 was unfavorably impacted by changes in selling channel mix and the mix of products sold.

Gross Profit margin was 44.0% in 2012, an increase of 170 basis points as compared to 2011. Gross Profit margin in 2012 was favorably impacted by favorable product mix, stable commodity costs and production efficiencies.

Operating Expenses

Research and Development Expense – R&D Expense increased $1.3 million, or 4.3%, in 2013 as compared to 2012. As a percentage of Net Sales, 2013 R&D Expense increased 10 basis points to 4.1% in 2013 from 4.0% in the prior year. R&D Expense increased in 2013 as we made additional investments in developing innovative new products for our traditional core business, as well as our Orbio business.

R&D Expense increased $1.4 million, or 4.8%, in 2012 as compared to 2011. As a percentage of Net Sales, 2012 R&D Expense increased 30 basis points to 4.0% in 2012 from 3.7% in the prior year. R&D Expense increased in 2012 as we made additional investments in our chemical-free and other sustainable cleaning technologies as well as our core business including the work to redesign our large equipment portfolio.

Selling and Administrative Expense – S&A Expense decreased by $1.1 million, or 0.5%, in 2013 compared to 2012. As a percentage of Net Sales, 2013 S&A Expense decreased 70 basis points to 31.0% due to continued tight cost controls and improved operating efficiencies. Included in the lower S&A Expense during 2013 were two restructuring actions totaling $3.0 million, or 40 basis points as a percentage of Net Sales.

S&A Expense decreased by $7.5 million, or 3.1%, in 2012 compared to 2011. As a percentage of Net Sales, 2012 S&A Expense decreased 30 basis points to 31.7% due to continued tight cost controls and improved operating efficiencies.

Other Income (Expense)

Interest Income – Interest Income was $0.4 million in 2013, a decrease of $0.7 million from 2012. The decrease between 2013 and 2012 was due to decreases in interest rates on cash invested.

Interest Income was $1.1 million in 2012, an increase of $0.3 million from 2011. The increase between 2012 and 2011 was due to an increase in cash invested.

Interest Expense – Interest Expense was $1.8 million in 2013 as compared to $2.5 million in 2012. This decrease was primarily due to lower interest rates on long-term adjustable rate borrowings.

Interest Expense was $2.5 million in 2012 as compared to $2.2 million in 2011. This increase was primarily due to a higher interest rate related to long-term fixed rate borrowings initiated in 2011.

Net Foreign Currency Transaction (Losses) Gains – Net Foreign Currency Transaction Losses were $0.7 million in 2013 as compared to Losses of $1.4 million in 2012. The favorable decrease from the prior year was due to fluctuations in foreign currency rates in the normal course of business.

Net Foreign Currency Transaction Losses were $1.4 million in 2012 as compared to Gains of $0.6 million in 2011. The unfavorable decrease from the prior year was due to fluctuations in foreign currency rates in the normal course of business.

Income Taxes

The overall effective income tax rate was 32.8%, 30.6% and 32.9% in 2013, 2012 and 2011, respectively. The tax expense for 2013 includes a $0.1 million tax benefit associated with restructuring charges of $3.0 million. The tax expense also includes a first quarter discrete tax benefit of $0.6 million for the enactment of the Federal R&D credit retroactively impacting the tax year ended December 31, 2012. Excluding these special items, the overall effective tax rate would have been 32.3%.

The tax expense for 2012 included a $2.0 million tax benefit associated with an international entity restructuring which materially decreased the overall effective tax rate. Excluding this tax benefit, the overall effective tax rate would have been 34.0%.

The decrease in the 2013 overall effective tax rate as compared to the prior year, excluding the effect of these special items, was primarily related to the mix in our full year taxable earnings by country and more favorable discrete items in 2013.

The 2011 net tax expense included only a $0.5 million tax benefit in the second quarter associated with the $5.5 million pre-tax charges related to Hofmans product obsolescence and international executive severance, materially impacting the overall effective rate. Excluding these charges, the 2011 overall rate would have been 30.4%.

We do not have any plans to repatriate the undistributed earnings of non-U.S. subsidiaries. Any repatriation from foreign subsidiaries that would result in incremental U.S. taxation is not being considered. It is management's belief that reinvesting these earnings outside the U.S. is the most efficient use of capital.

Liquidity and Capital Resources

Liquidity – Cash and Cash Equivalents totaled $81.0 million at December 31, 2013, as compared to $53.9 million as of December 31, 2012. Cash and Cash Equivalents held by our foreign subsidiaries totaled $13.4 million as of December 31, 2013 as compared to $10.6 million as of December 31, 2012. Wherever possible, cash management is centralized and intercompany financing is used to provide working capital to subsidiaries as needed. Our current ratio was 2.4 as of December 31, 2013 and 2.2 as of December 31, 2012, and our working capital was $183.8 million and $151.8 million, respectively.

Our Debt-to-Capital ratio was 10.8% as of December 31, 2013, compared with 12.1% as of December 31, 2012. Our capital structure was comprised of $31.8 million of Debt and $263.8 million of Shareholders' Equity as of December 31, 2013.

Cash Flow Summary – Cash provided by (used in) our operating, investing and financing activities is summarized as follows (in thousands):

	2013	2012	2011
Operating Activities	**$ 59,814**	$ 47,566	$ 56,909
Investing Activities:			
Purchases of Property, Plant and Equipment, Net of Disposals	**(14,655)**	(14,595)	(13,301)
Acquisitions of Businesses, Net of Cash Acquired	**(750)**	(750)	(2,917)
Proceeds from Sale of Business	**4,261**	1,014	—
(Increase) Decrease in Restricted Cash	**(253)**	3,089	(3,279)
Financing Activities	**(21,495)**	(34,932)	(24,247)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	**122**	209	(355)
Net Increase in Cash and Cash Equivalents	**$ 27,044**	$ 1,601	$ 12,810

Operating Activities – Cash provided by operating activities was $59.8 million in 2013, $47.6 million in 2012 and $56.9 million in 2011. In 2013, cash provided by operating activities was driven by $40.2 million of Net Earnings and an increase in Accounts Payable, somewhat offset by increases in Inventories and Receivables. The increase in Inventories was in support of the launches of many new products. The increase in Receivables was due to a variety of terms offered and mix of business. Cash provided by operating activities was $12.2 million higher in 2013 as compared to 2012 primarily due to a $15.0 million discretionary contribution made to the U.S. Pension Plan in 2012 and there were no contributions made in 2013.

In 2012, cash provided by operating activities was driven by $41.6 million of Net Earnings and an increase in Accounts Receivable, somewhat offset by a decrease in accrued Employee Compensation and Benefits. The increase in Accounts Receivables was due to a variety of terms offered and mix of business. Cash provided by operating activities was $9.3 million lower in 2012 as compared to 2011 primarily due to a $15.0 million discretionary contribution made to the U.S. Pension Plan in December 2012.

For 2013, we used operating profit and operating profit margin as key indicators of financial performance and the primary metrics for performance-based incentives.

Two metrics used by management to evaluate how effectively we utilize our net assets are "Accounts Receivable Days Sales Outstanding" ("DSO") and "Days Inventory on Hand" ("DIOH"), on a first-in, first-out ("FIFO") basis. The metrics are calculated on a rolling three month basis in order to more readily reflect changing trends in the business. These metrics for the quarters ended December 31 were as follows (in days):

	2013	2012	2011
DSO	**61**	60	58
DIOH	**81**	78	88

DSO increased 1 day in 2013 as compared to 2012 primarily due to the variety of terms offered and mix of business having a larger unfavorable impact than the favorable trend of continued proactive management of our receivables by enforcing tighter credit limits and continuing to successfully collect past due balances.

DIOH increased 3 days in 2013 as compared to 2012 primarily due to increased levels of inventory in support of the launches of many new products somewhat offset by progress from inventory reduction initiatives.

Investing Activities – Net cash used for investing activities was $11.4 million in 2013, $11.2 million in 2012 and $19.5 million in 2011. Net capital expenditures were $14.7 million during 2013 as compared to $14.6 million in 2012 and $13.3 million in 2011. Our 2013 capital expenditures included investments in tooling related to new product development, and manufacturing and information technology process improvement projects. Proceeds from Sale of Business provided $4.3 million in 2013 and $1.0 million in 2012.

Capital expenditures in 2012 included tooling related to new product development, manufacturing equipment and information technology process improvement projects. Capital expenditures in 2011 included tooling related to new product development, investments in our facilities including the new plant in China, technology upgrades, and manufacturing and lab equipment.

Financing Activities – Net cash used for financing activities was $21.5 million in 2013, $34.9 million in 2012 and $24.2 million in 2011. In 2013, payments of dividends used $13.2 million and payments of Long-Term Debt used $1.1 million, partially offset by Short-Term Borrowings of $1.5 million. In 2012, payments of Long-Term Debt used $3.0 million and payments of dividends used $12.8 million. In 2011, payments of Long-Term Debt used $19.3 million, which was more than offset by a $20.0 million issuance of fixed rate Long-Term Debt, and payments of dividends used $12.9 million. Our annual cash dividend payout increased for the 42nd consecutive year to $0.72 per share in 2013, an increase of $0.03 per share over 2012.

Proceeds from the issuance of Common Stock generated $8.3 million in 2013, $4.2 million in 2012 and $4.2 million in 2011.

On April 25, 2012, the Board of Directors authorized the repurchase of 1,000,000 shares of our common stock. This was in addition to the 618,050 shares remaining under our current repurchase program at that time. At December 31, 2013, there were 630,603 remaining shares authorized for repurchase.

There were 434,118 shares repurchased in 2013 in the open market, 621,340 shares repurchased in 2012 and 469,304 shares repurchased during 2011, at average repurchase prices of $51.04 during 2013, $40.78 during 2012 and $37.51 during 2011. Our Credit Agreement with JPMorgan Chase Bank limits the payment of dividends and repurchases of stock to amounts ranging from $50.0 million to $75.0 million per fiscal year based on our leverage ratio after giving effect to such payments for the life of the agreement.

Indebtedness – As of December 31, 2013, we had committed lines of credit totaling approximately $125.0 million and uncommitted lines of credit totaling approximately $87.8 million. There were $10.0 million outstanding borrowings under our JPMorgan facility, $20.0 million outstanding borrowings under our Prudential facility and $1.5 million outstanding under the facility with HSBC Shanghai as of December 31, 2013. In addition, we had stand alone letters of credit of approximately $2.1 million outstanding and bank guarantees in the amount of approximately $0.5 million. Commitment fees on unused lines of credit for the year ended December 31, 2013 were $0.3 million.

Our most restrictive covenants are part of our Credit Agreement with JPMorgan, which are the same covenants in our Shelf Agreement with Prudential described below, and require us to maintain an indebtedness to EBITDA ratio of not greater than 3.00 to 1 and to maintain an EBITDA to interest expense ratio of no less than 3.50 to 1 as of the end of each quarter. As of December 31, 2013, our indebtedness to EBITDA ratio was 0.41 to 1 and our EBITDA to interest expense ratio was 48.00 to 1.

Credit Facilities

JPMorgan Chase Bank, National Association

On April 25, 2013, we entered into Amendment No. 1 to our 2011 Credit Agreement which amends the Credit Agreement, dated as of May 5, 2011, with JPMorgan Chase Bank, N. A. ("JPMorgan"), as administrative agent and collateral agent, U.S. Bank National Association, as syndication agent, Wells Fargo Bank, National Association, and RBS Citizens, N.A., as co-documentation agents, and the Lenders (including JPMorgan) from time to time party thereto (the "2011 Credit Agreement"). Under the original terms, the 2011 Credit Agreement provides us and certain of our foreign subsidiaries access to a senior unsecured credit facility until May 5, 2016, in the amount of $125.0 million, with an option to expand by up to $62.5 million to a total of $187.5 million. Borrowings may be denominated in U.S. Dollars or certain other currencies. The 2011 Credit Agreement contains a $100.0 million sublimit on borrowings by foreign subsidiaries.

Under the original terms of the 2011 Credit Agreement, the fee for committed funds ranges from an annual rate of 0.25% to 0.40%, depending on our leverage ratio. Eurocurrency borrowings under the 2011 Credit Agreement bear interest at a rate per annum equal to adjusted LIBOR plus an additional spread of 1.50% to 2.10%, depending on our leverage ratio. Alternate Base Rate ("ABR") borrowings bear interest at a rate per annum equal to the greatest of (a) the prime rate, (b) the federal funds rate plus 0.50% and (c) the adjusted LIBOR rate for a one month period plus 1.0%, plus, in any such case, an additional spread of 0.50% to 1.10%, depending on our leverage ratio.

Effective April 25, 2013, Amendment No. 1 to the 2011 Credit Agreement principally provides the following changes to the 2011 Credit Agreement:

- extends the maturity date of the 2011 Credit Agreement to March 1, 2018;
- changes the fees for committed funds under the 2011 Credit Agreement to an annual rate ranging from 0.20% to 0.35%, depending on our leverage ratio;
- changes the per annum interest rate on Eurocurrency borrowings to adjusted LIBOR plus an additional spread of 1.30% to 1.90%, depending on our leverage ratio;
- changes the ABR rate at which borrowings bear interest to a rate per annum equal to the greatest of (a) the prime rate, (b) the federal funds rate plus 0.50% and (c) the adjusted LIBOR rate for a one month period plus 1.0%, plus, in any such case, an additional spread of 0.30% to 0.90%, depending on our leverage ratio; and
- changes related to new or recently revised financial regulations.

The 2011 Credit Agreement gives the Lenders a pledge of 65% of the stock of certain first tier foreign subsidiaries. The obligations under the 2011 Credit Agreement are also guaranteed by certain of our first tier domestic subsidiaries.

The 2011 Credit Agreement contains customary representations, warranties and covenants, including but not limited to covenants restricting our ability to incur indebtedness and liens and merge or consolidate with another entity. Further, the 2011 Credit Agreement contains the following covenants:

- a covenant requiring us to maintain an indebtedness to EBITDA ratio as of the end of each quarter of not greater than 3.00 to 1;
- a covenant requiring us to maintain an EBITDA to interest expense ratio as of the end of each quarter of no less than 3.50 to 1;
- a covenant restricting us from paying dividends or repurchasing stock if, after giving effect to such payments, our leverage ratio is greater than 2.00 to 1, in such case limiting such payments to an amount ranging from $50.0 million to $75.0 million during any fiscal year based on our leverage ratio after giving effect to such payments; and
- a covenant restricting our ability to make acquisitions, if, after giving pro-forma effect to such acquisition, our leverage ratio is greater than 2.75 to 1, in such case limiting acquisitions to $25.0 million.

As of December 31, 2013 we were in compliance with all covenants under the Credit Agreement. There was $10.0 million in outstanding borrowings under this facility at December 31, 2013, with a weighted average interest rate of 1.47%.

Prudential Investment Management, Inc.

On July 29, 2009, we entered into a Private Shelf Agreement (the "Shelf Agreement") with Prudential Investment Management, Inc. ("Prudential") and Prudential affiliates from time to time party thereto. The Shelf Agreement provides us and our subsidiaries access to an uncommitted, senior secured, maximum aggregate principal amount of $80.0 million of debt capital. The Shelf Agreement contains representations, warranties and covenants, including but not limited to covenants restricting our ability to incur indebtedness and liens and to merge or consolidate with another entity. The Shelf Agreement limits the payment of dividends or repurchases of stock to an amount ranging from $12.0 million to $40.0 million based on our leverage ratio after giving effect to such payments.

On May 5, 2011, we entered into Amendment No. 1 to our Private Shelf Agreement (the "Amendment").

The Amendment principally provides the following changes to the Shelf Agreement:

- elimination of the security interest in our personal property and subsidiaries;
- an amendment to the maximum leverage ratio to not greater than 3.00 to 1 for any period ending on or after March 31, 2011;
- an amendment to our restriction regarding the payment of dividends or repurchase of stock to restrict us from paying dividends or repurchasing stock if, after giving effect to such payments, our leverage ratio is greater than 2.00 to 1, in such case limiting such payments to an amount ranging from $50.0 million to $75.0 million during any fiscal year based on our leverage ratio after giving effect to such payments; and
- an amendment to Permitted Acquisitions restricting our ability to make acquisitions, if, after giving pro-forma effect to such acquisition, our leverage ratio is greater than 2.75 to 1, in such case limiting acquisitions to $25.0 million.

On July 24, 2012, we entered into Amendment No. 2 to our Private Shelf Agreement ("Amendment No. 2"), which amends the Shelf Agreement. The principal change effected by Amendment No. 2 is an extension of the Issuance Period for Shelf Notes under the Shelf Agreement. The Issuance Period now expires on July 24, 2015.

As of December 31, 2013, there was $20.0 million in outstanding borrowings under this facility; the $10.0 million Series A notes issued in March 2011 with a fixed interest rate of 4.00% and a 7 year term serially maturing from 2014 to 2018; and the $10.0 million Series B notes issued in June 2011 with a fixed interest rate of 4.10% and a 10 year term serially maturing from 2015 to 2021. We were in compliance with all covenants of the Shelf Agreement as of December 31, 2013.

The Royal Bank of Scotland Citizens, N.A.

On September 14, 2010, we entered into an overdraft facility with The Royal Bank of Scotland Citizens, N.A. in the amount of 2.0 million Euros or approximately $2.8 million. There was no balance outstanding on this facility as of December 31, 2013.

HSBC Bank (China) Company Limited, Shanghai Branch

On June 20, 2012, we entered into a banking facility with the HSBC Bank (China) Company Limited, Shanghai Branch in the amount of $5.0 million. There was $1.5 million in outstanding borrowings on this facility as of December 31, 2013, with a fixed interest rate of 5.1%.

Notes Payable

On May 31, 2011, we incurred $1.5 million in debt related to installment payments due to the former owners of Water Star, Inc. ("Water Star") in connection with our acquisition of Water Star, of which none remains outstanding as of December 31, 2013.

Collateralized Borrowings

Collateralized borrowings represent deferred sales proceeds on certain leasing transactions with third-party leasing companies. These transactions are accounted for as borrowings, with the related assets capitalized as property, plant and equipment and depreciated straight-line over the lease term.

Capital Lease Obligations

Capital lease obligations outstanding are primarily related to sale-leaseback transactions with third-party leasing companies whereby we sell our manufactured equipment to the leasing company and lease it back. The equipment covered by these leases is rented to our customers over the lease term.

Contractual Obligations – Our contractual obligations as of December 31, 2013, are summarized by period due in the following table (in thousands):

	Total	Less Than 1 Year	1 - 3 Years	3 - 5 Years	More Than 5 Years
Short-term Borrowings(1)	$ 1,500	$ 1,500	$ —	$ —	$ —
Long-term debt(2)	30,009	2,009	6,857	16,857	4,286
Interest payments on long-term debt(2)	3,360	898	1,438	760	264
Capital leases	283	283	—	—	—
Interest payments on capital leases	17	17	—	—	—
Retirement benefit plans(3)	1,346	1,346	—	—	—
Deferred compensation arrangements(4)	7,628	588	530	208	6,302
Operating leases(5)	19,886	8,398	8,507	2,670	311
Purchase obligations(6)	54,262	53,419	843	—	—
Other(7)	7,670	7,670	—	—	—
Total contractual obligations	**$125,961**	**$76,128**	**$18,175**	**$20,495**	**$11,163**

(1) Short-term debt represents bank borrowings from our banking facility with HSBC Bank (China) Company Limited, Shanghai Branch. Amounts drawn on the facility are due within 1 year with a fixed interest rate of 5.1%.

(2) Long-term debt represents bank borrowings and borrowings through our Credit Agreement with JPMorgan and our Shelf Agreement with Prudential. Our Credit Agreement with JPMorgan does not have specified repayment terms; therefore, repayment is due upon expiration of the agreement on March 1, 2018. Interest payments on our Credit Agreement were calculated using the December 31, 2013 LIBOR rate based on the assumption that the principal would be repaid in full upon the expiration of the agreement. Our borrowings under our Shelf Agreement with Prudential have 7 and 10 year terms, serially maturing from 2014 to 2021 with fixed interest rates of 4.00% and 4.10%, respectively.

(3) Our retirement benefit plans, as described in Note 11 of the Consolidated Financial Statements, require us to make contributions to the plans from time to time. Our plan obligations totaled $5.9 million as of December 31, 2013. Contributions to the various plans are dependent upon a number of factors including the market performance of plan assets, if any, and future changes in interest rates, which impact the actuarial measurement of plan obligations. As a result, we have only included our 2014 expected contribution in the contractual obligations table.

(4) The unfunded deferred compensation arrangements covering certain current and retired management employees totaled $7.6 million as of December 31, 2013. Our estimated distributions in the contractual obligations table are based upon a number of assumptions including termination dates and participant distribution elections.

(5) Operating lease commitments consist primarily of office and warehouse facilities, vehicles and office equipment as discussed in Note 13 of the Consolidated Financial Statements.

(6) Purchase obligations include all known open purchase orders, contractual purchase commitments and contractual obligations as of December 31, 2013.

(7) Other obligations include collateralized borrowings as discussed in Note 8 of the Consolidated Financial Statements and residual value guarantees as discussed in Note 13 of the Consolidated Financial Statements.

Total contractual obligations exclude our gross unrecognized tax benefits of $3.7 million and accrued interest and penalties of $0.5 million as of December 31, 2013. We expect to make cash outlays in the future related to uncertain tax positions. However, due to the uncertainty of the timing of future cash flows, we are unable to make reasonably reliable estimates of the period of cash settlement, if any, with the respective taxing authorities. For further information related to unrecognized tax benefits, see Note 14 of the Consolidated Financial Statements.

Newly Issued Accounting Guidance

Presentation of Unrecognized Tax Benefits

In July 2013, the Financial Accounting Standards Board issued amendments to guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss or a tax credit carryforward exists. The amendments require entities to present an unrecognized tax benefit netted against certain deferred tax assets when specific requirements are met. The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2013; however, early adoption is permitted. We do not expect this guidance to have a material impact on our results of operations or financial position.

No other new accounting pronouncements issued during 2013 but not yet effective has had, or is expected to have, a material impact on our results of operations or financial position.

Critical Accounting Policies and Estimates

Our Consolidated Financial Statements are based on the selection and application of accounting principles generally accepted in the United States of America, which require us to make estimates and assumptions about future events that affect the amounts reported in our Consolidated Financial Statements and the accompanying notes. Our significant accounting policies are described in Note 1 of the Consolidated Financial Statements. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results could differ from those estimates, and any such differences may be material to the Consolidated Financial Statements. We believe that the following policies may involve a higher degree of judgment and complexity in their application and represent the critical accounting policies used in the preparation of our Consolidated Financial Statements. If different assumptions or conditions were to prevail, the results could be materially different from our reported results.

Allowance for Doubtful Accounts – We record a reserve for accounts receivable that are potentially uncollectible. A considerable amount of judgment is required in assessing the realization of these receivables including the current creditworthiness of each customer and related aging of the past-due balances. In order to assess the collectibility of these receivables, we perform ongoing credit evaluations of our customers' financial condition. Through these evaluations, we may become aware of a situation where a customer may not be able to meet its financial obligations due to deterioration of its financial viability, credit ratings or bankruptcy. The reserve requirements are based on the best facts available to us and are reevaluated and adjusted as additional information becomes available. Our reserves are also based on amounts determined by using percentages applied to trade receivables. These percentages are determined by a variety of factors including, but not limited to, current economic trends, historical payment and bad debt write-off experience. We are not able to predict changes in the financial condition of our customers and if circumstances related to these customers deteriorate, our estimates of the recoverability of accounts receivable could be materially affected and we may be required to record additional allowances. Alternatively, if more allowances are provided than are ultimately required, we may reverse a portion of such provisions in future periods based on the actual collection experience. Bad debt write-offs as a percentage of Net Sales were approximately 0.2% in 2013, 0.3% in 2012 and 0.2% in 2011. As of December 31, 2013, we had $4.5 million reserved against Accounts Receivable for doubtful accounts.

Inventory Reserves – We value our inventory at the lower of the cost of inventory or fair market value through the establishment of a reserve for excess, slow moving and obsolete inventory. In assessing the ultimate realization of inventories, we are required to make judgments as to future demand requirements compared with inventory levels. Reserve requirements are developed by comparing our inventory levels to our projected demand requirements based on historical demand, market conditions and technological and product life cycle changes. It is possible that an increase in our reserve may be required in the future if there are significant declines in demand for certain products. This reserve creates a new cost basis for these products and is considered permanent. As of December 31, 2013, we had $3.3 million reserved against Inventories.

Goodwill – Goodwill represents the excess of cost over the fair value of net assets of businesses acquired and is allocated to our reporting units at the time of the acquisition. We analyze Goodwill on an annual basis and when an event occurs or circumstances change that may reduce the fair value of one of our reporting units below its carrying amount. A goodwill impairment loss occurs if the carrying amount of a reporting unit's goodwill exceeds its fair value.

We performed an analysis of qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step quantitative goodwill impairment test. The first step of the two-step model is used as an indicator to identify if there is potential goodwill impairment. If the first step indicates there may be an impairment, the second step is performed which measures the amount of the goodwill impairment, if any. We perform our goodwill impairment analysis as of year end and use our judgment to develop assumptions for the discounted cash flow model that we use, if necessary. Management assumptions include forecasting revenues and margins, estimating capital expenditures, depreciation, amortization and discount rates.

If our goodwill impairment testing resulted in one or more of our reporting units' carrying amount exceeding its fair value, we would write down our reporting units' carrying amount to its fair value and would record an impairment charge in our results of operations in the period such determination is made. Subsequent reversal of goodwill impairment charges is not permitted. Each of our reporting units were analyzed for impairment as of December 31, 2013 and based upon our analysis, the estimated fair values of our reporting units substantially exceeded their carrying amounts. We had Goodwill of $18.9 million as of December 31, 2013.

Warranty Reserves – We record a liability for warranty claims at the time of sale. The amount of the liability is based on the trend in the historical ratio of claims to net sales, the historical length of time between the sale and resulting warranty claim, new product introductions and other factors. Future claims experience could be materially different from prior results because of the introduction of new, more complex products, a change in our warranty policy in response to industry trends, competition or other external forces, or manufacturing changes that could impact product quality. In the event we determine that our current or future product repair and replacement costs exceed our estimates, an adjustment to these reserves would be charged to earnings in the period such determination is made. Warranty expense as a percentage of Net Sales was 1.4% in 2013, 1.7% in 2012 and 1.7% in 2011. As of December 31, 2013, we had $9.7 million reserved for future estimated warranty costs.

Income Taxes – We are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual current tax obligations based on expected income, statutory tax rates and tax planning opportunities in the various jurisdictions. We also establish reserves for uncertain tax matters that are complex in nature and uncertain as to the ultimate outcome. Although we believe that our tax return positions are fully supportable, we consider our ability to ultimately prevail in defending these matters when establishing these reserves. We adjust our reserves in light of changing facts and circumstances, such as the closing of a tax audit. We believe that our current reserves are adequate. However, the ultimate outcome may differ from our estimates and assumptions and could impact the income tax expense reflected in our Consolidated Statements of Earnings.

Tax law requires certain items to be included in our tax return at different times than the items are reflected in our results of operations. Some of these differences are permanent, such as expenses that are not deductible in our tax returns, and some differences will reverse over time, such as depreciation expense on property, plant and equipment. These temporary differences result in deferred tax assets and liabilities, which are included within our Consolidated Balance Sheets. Deferred tax assets generally represent items that can be used as a tax deduction or credit in our tax returns in future years but have already been recorded as an expense in our Consolidated Statements of Earnings. We assess the likelihood that our deferred tax assets will be recovered from future taxable income, and, based on management's judgment, to the extent we believe that recovery is not more likely than not, we establish a valuation reserve against those deferred tax assets. The deferred tax asset valuation allowance could be materially different from actual results because of changes in the mix of future taxable income, the relationship between book and taxable income and our tax planning strategies. As of December 31, 2013, a valuation allowance of $7.2 million was recorded against foreign tax loss carry-forwards and state credit carry-forwards.

Cautionary Factors Relevant to Forward-Looking Information

This annual report on Form 10-K, including "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 2, contain certain statements that are considered "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "project," or "continue" or similar words or the negative thereof. These statements do not relate to strictly historical or current facts and provide current expectations of forecasts of future events. Any such expectations or forecasts of future events are subject to a variety of factors. Particular risks and uncertainties presently facing us include:

- Geopolitical and economic uncertainty throughout the world.
- Competition in our business.
- Ability to attract and retain key personnel.
- Ability to successfully upgrade, evolve and protect our information technology systems.
- Ability to effectively manage organizational changes.
- Ability to develop and commercialize new innovative products and services.
- Ability to comply with laws and regulations.
- Fluctuations in the cost or availability of raw materials and purchased components.
- Unforeseen product liability claims or product quality issues.
- Occurrence of a significant business interruption.
- Relative strength of the U.S. dollar, which affects the cost of our materials and products purchased and sold internationally.

We caution that forward-looking statements must be considered carefully and that actual results may differ in material ways due to risks and uncertainties both known and unknown. Information about factors that could materially affect our results can be found in Part I, Item 1A - Risk Factors. Shareholders, potential investors and other readers are urged to consider these factors in evaluating forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements.

We undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. Investors are advised to consult any further disclosures by us in our filings with the Securities and Exchange Commission and in other written statements on related subjects. It is not possible to anticipate or foresee all risk factors, and investors should not consider any list of such factors to be an exhaustive or complete list of all risks or uncertainties.

ITEM 7A – Quantitative and Qualitative Disclosures About Market Risk

Commodity Risk – We are subject to exposures resulting from potential cost increases related to our purchase of raw materials or other product components. We do not use derivative commodity instruments to manage our exposures to changes in commodity prices such as steel, oil, gas, lead and other commodities.

Various factors beyond our control affect the price of oil and gas, including but not limited to worldwide and domestic supplies of oil and gas, political instability or armed conflict in oil-producing regions, the price and level of foreign imports, the level of consumer demand, the price and availability of alternative fuels, domestic and foreign governmental regulation, weather-related factors and the overall economic environment. We purchase petroleum-related component parts for use in our manufacturing operations. In addition, our freight costs associated with shipping and receiving product and sales and service vehicle fuel costs are impacted by fluctuations in the cost of oil and gas.

Increases in worldwide demand and other factors affect the price for lead, steel and related products. We do not maintain an inventory of raw or fabricated steel or batteries in excess of near-term production requirements. As a result, increases in the price of lead or steel can significantly increase the cost of our lead- and steel-based raw materials and component parts.

During the first part of 2013, our raw materials and other purchased component costs were unfavorably impacted by commodity prices although we were able to somewhat mitigate these higher costs with pricing actions and cost reduction activities. We continue to focus on mitigating the risk of continued future raw material or other product component cost increases through product pricing, negotiations with our vendors and cost reduction actions. The success of these efforts will depend upon our ability to increase our selling prices in a competitive market and our ability to achieve cost savings. If the commodity prices increase significantly and we are not able to offset the increases with higher selling prices, our results may be unfavorably impacted in 2014.

Foreign Currency Exchange Risk – Due to the global nature of our operations, we are subject to exposures resulting from foreign currency exchange fluctuations in the normal course of business. Our primary exchange rate exposures are with the Euro, Australian and Canadian dollars, British pound, Japanese yen, Chinese yuan and Brazilian real against the U.S. dollar. The direct financial impact of foreign currency exchange includes the effect of translating profits from local currencies to U.S. dollars, the impact of currency fluctuations on the transfer of goods between our operations in the United States and abroad and transaction gains and losses. In addition to the direct financial impact, foreign currency exchange has an indirect financial impact on our results, including the effect on sales volume within local economies and the impact of pricing actions taken as a result of foreign exchange rate fluctuations.

It is not possible to determine the exact impact of foreign currency translation changes. However, the direct effect on reported net sales can be estimated. For the year ended December 31, 2013, the impact of foreign currency translation resulted in an overall approximate 1% decrease in reported Net Sales. For details of the effects of currency translation on Net Sales of Tennant Company's operating segments, see Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations.

Our objective in managing the exposure to foreign currency fluctuations is to minimize the earnings effects associated with foreign exchange rate changes on certain of our foreign currency-denominated assets and liabilities. We periodically enter into various contracts, principally forward exchange contracts, to protect the value of certain of our foreign currency-denominated assets and liabilities. The gains and losses on these contracts generally approximate changes in the value of the related assets and liabilities. We had forward exchange contracts outstanding in the notional amounts of $30.3 million and $42.5 million at the end of 2013 and 2012, respectively. For further information regarding our foreign currency forward exchange contracts, see Note 10 of the Consolidated Financial Statements. The potential for material loss in fair value of foreign currency contracts outstanding and the related underlying exposures as of December 31, 2013, from a 10% adverse change is unlikely due to the short-term nature of our forward contracts. Our policy prohibits us from entering into transactions for speculative purposes.

Other Matters – Management regularly reviews our business operations with the objective of improving financial performance and maximizing our return on investment. As a result of this ongoing process to improve financial performance, we may incur additional restructuring charges in the future which, if taken, could be material to our financial results.

ITEM 8 – Financial Statements and Supplementary Data

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Tennant Company:

We have audited the accompanying consolidated balance sheets of Tennant Company and subsidiaries (the Company) as of December 31, 2013 and 2012, and the related consolidated statements of earnings, comprehensive income, cash flows, and shareholders' equity for each of the years in the three-year period ended December 31, 2013. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule as included in Item 15.A.2. We also have audited the Company's internal control over financial reporting as of December 31, 2013, based on criteria established in *Internal Control - Integrated Framework (1992)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule, and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tennant Company and subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the accompanying financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein. Furthermore, in our opinion, Tennant Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in *Internal Control - Integrated Framework (1992)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ KPMG LLP
Minneapolis, Minnesota
February 28, 2014

Consolidated Statements of Earnings
TENNANT COMPANY AND SUBSIDIARIES

(In thousands, except shares and per share data)

Years ended December 31	2013	2012	2011
Net Sales	$ **752,011**	$ 738,980	$ 753,998
Cost of Sales	**426,103**	413,684	434,817
Gross Profit	**325,908**	325,296	319,181
Operating Expense:			
Research and Development Expense	**30,529**	29,263	27,911
Selling and Administrative Expense	**232,976**	234,114	241,625
Gain on Sale of Business	**—**	(784)	—
Total Operating Expense	**263,505**	262,593	269,536
Profit from Operations	**62,403**	62,703	49,645
Other Income (Expense):			
Interest Income	**390**	1,069	752
Interest Expense	**(1,761)**	(2,517)	(2,238)
Net Foreign Currency Transaction (Losses) Gains	**(671)**	(1,403)	559
Other (Expense) Income, Net	**(483)**	38	12
Total Other Expense, Net	**(2,525)**	(2,813)	(915)
Profit Before Income Taxes	**59,878**	59,890	48,730
Income Tax Expense	**19,647**	18,306	16,017
Net Earnings	$ **40,231**	$ 41,584	$ 32,713
Net Earnings per Share:			
Basic	$ **2.20**	$ 2.24	$ 1.74
Diluted	$ **2.14**	$ 2.18	$ 1.69
Weighted Average Shares Outstanding:			
Basic	**18,297,371**	18,544,896	18,832,693
Diluted	**18,833,453**	19,102,016	19,360,428
Cash Dividends Declared per Common Share	$ **0.72**	$ 0.69	$ 0.68

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income
TENNANT COMPANY AND SUBSIDIARIES

(In thousands)

Years ended December 31	2013	2012	2011
Net Earnings	$ **40,231**	$ 41,584	$ 32,713
Other Comprehensive (Loss) Income:			
Foreign currency translation adjustments	**(2,242)**	574	(3,125)
Pension and retiree medical benefits	**12,282**	(2,534)	(6,192)
Income Taxes:			
Foreign currency translation adjustments	**(15)**	(25)	—
Pension and retiree medical benefits	**(4,663)**	889	2,354
Total Other Comprehensive Income (Loss), net of tax	**5,362**	(1,096)	(6,963)
Comprehensive Income	$ **45,593**	$ 40,488	$ 25,750

See accompanying Notes to Consolidated Financial Statements.

Consolidated Balance Sheets

TENNANT COMPANY AND SUBSIDIARIES

(In thousands, except shares and per share data)

December 31	2013	2012
ASSETS		
Current Assets:		
Cash and Cash Equivalents	$ 80,984	$ 53,940
Restricted Cash	393	187
Receivables:		
Trade, less Allowances of $4,526 and $4,399, respectively	135,492	131,470
Other	4,690	6,677
Net Receivables	140,182	138,147
Inventories	66,906	58,136
Prepaid Expenses	11,426	11,309
Deferred Income Taxes, Current Portion	13,723	11,339
Other Current Assets	1,682	388
Total Current Assets	315,296	273,446
Property, Plant and Equipment	300,906	294,910
Accumulated Depreciation	(217,430)	(208,717)
Property, Plant and Equipment, Net	83,476	86,193
Deferred Income Taxes, Long-Term Portion	2,423	10,989
Goodwill	18,929	19,717
Intangible Assets, Net	19,028	21,393
Other Assets	17,154	9,022
Total Assets	$ 456,306	$ 420,760
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Short-Term Debt and Current Portion of Long-Term Debt	$ 3,803	$ 2,042
Accounts Payable	53,079	47,002
Employee Compensation and Benefits	29,756	33,021
Income Taxes Payable	812	785
Other Current Liabilities	44,076	38,844
Total Current Liabilities	131,526	121,694
Long-Term Liabilities:		
Long-Term Debt	28,000	30,281
Employee-Related Benefits	25,173	25,873
Deferred Income Taxes, Long-Term Portion	2,870	3,325
Other Liabilities	4,891	4,533
Total Long-Term Liabilities	60,934	64,012
Total Liabilities	192,460	185,706
Commitments and Contingencies (Note 13)		
Shareholders' Equity:		
Preferred Stock of $0.02 par value per share, 1,000,000 shares authorized; no shares issued or outstanding	—	—
Common Stock, $0.375 par value per share, 60,000,000 shares authorized; 18,491,524 and 18,464,450 issued and outstanding, respectively	6,934	6,924
Additional Paid-In Capital	31,956	22,398
Retained Earnings	249,927	236,065
Accumulated Other Comprehensive Loss	(24,971)	(30,333)
Total Shareholders' Equity	263,846	235,054
Total Liabilities and Shareholders' Equity	$ 456,306	$ 420,760

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows
TENNANT COMPANY AND SUBSIDIARIES

(In thousands)

Years ended December 31	2013	2012	2011
OPERATING ACTIVITIES			
Net Earnings	$ 40,231	$ 41,584	$ 32,713
Adjustments to reconcile Net Earnings to Net Cash Provided by Operating Activities:			
Depreciation	17,686	18,072	18,088
Amortization	2,560	2,800	3,330
Impairment of Intangible Assets	—	—	2,058
Deferred Income Taxes	5,622	3,166	(1,352)
Share-Based Compensation Expense	6,116	9,092	5,407
Allowance for Doubtful Accounts and Returns	1,279	1,427	1,879
Gain on Sale of Business	—	(784)	—
Other, Net	219	(126)	508
Changes in Operating Assets and Liabilities, Excluding the Impact of Acquisitions:			
Receivables, Net	(7,618)	(11,811)	(4,451)
Inventories	(11,967)	(149)	(7,665)
Accounts Payable	6,120	970	4,612
Employee Compensation and Benefits	(4,178)	(3,005)	1,177
Other Current Liabilities	5,552	1,549	1,711
Income Taxes	(248)	797	1,668
U.S. Pension Plan Contributions	—	(16,731)	—
Other Assets and Liabilities	(1,560)	715	(2,774)
Net Cash Provided by Operating Activities	59,814	47,566	56,909
INVESTING ACTIVITIES			
Purchases of Property, Plant and Equipment	(14,775)	(15,623)	(13,902)
Proceeds from Disposals of Property, Plant and Equipment	120	1,028	601
Acquisition of Businesses, Net of Cash Acquired	(750)	(750)	(2,917)
Proceeds from Sale of Business	4,261	1,014	—
(Increase) Decrease in Restricted Cash	(253)	3,089	(3,279)
Net Cash Used for Investing Activities	(11,397)	(11,242)	(19,497)
FINANCING ACTIVITIES			
Change in Short-Term Borrowings, Net	1,500	—	—
Payments of Long-Term Debt	(1,096)	(2,986)	(19,272)
Issuance of Long-Term Debt	—	—	20,000
Purchases of Common Stock	(22,157)	(25,343)	(17,603)
Proceeds from Issuances of Common Stock	8,313	4,167	4,214
Excess Tax Benefit on Stock Plans	5,178	2,047	1,266
Dividends Paid	(13,233)	(12,817)	(12,852)
Net Cash Used for Financing Activities	(21,495)	(34,932)	(24,247)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	122	209	(355)
NET INCREASE IN CASH AND CASH EQUIVALENTS	27,044	1,601	12,810
Cash and Cash Equivalents at Beginning of Year	53,940	52,339	39,529
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 80,984	$ 53,940	$ 52,339
SUPPLEMENTAL CASH FLOW INFORMATION			
Cash Paid During the Year for:			
Income Taxes	$ 13,458	$ 11,563	$ 13,158
Interest	$ 1,602	$ 2,375	$ 2,059
Supplemental Non-Cash Investing and Financing Activities:			
Capital Expenditures Funded Through Capital Leases	$ 601	$ 1,526	$ 2,893
Capital Expenditures in Accounts Payable	$ 1,090	$ 1,582	$ 2,669
Notes Payable Related to Water Star, Inc. Acquisition	$ —	$ —	$ 1,500

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Shareholders' Equity
TENNANT COMPANY AND SUBSIDIARIES

(In thousands, except shares and per share data)

	Common Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Shareholders' Equity
Balance, December 31, 2010	19,038,843	$ 7,140	$ 10,876	$ 220,391	$ (22,274)	$ 216,133
Net Earnings	—	—	—	32,713	—	32,713
Other Comprehensive Loss	—	—	—	—	(6,963)	(6,963)
Issue Stock for Directors, Employee Benefit and Stock Plans	265,401	99	4,019	—	—	4,118
Share-Based Compensation	—	—	4,041	—	—	4,041
Dividends paid $0.68 per Common Share	—	—	—	(12,852)	—	(12,852)
Tax Benefit on Stock Plans	—	—	1,265	—	—	1,265
Purchases of Common Stock	(469,304)	(176)	(5,119)	(12,308)	—	(17,603)
Balance, December 31, 2011	18,834,940	$ 7,063	$ 15,082	$ 227,944	$ (29,237)	$ 220,852
Net Earnings	—	—	—	41,584	—	41,584
Other Comprehensive Loss	—	—	—	—	(1,096)	(1,096)
Issue Stock for Directors, Employee Benefit and Stock Plans	250,850	94	2,423	—	—	2,517
Share-Based Compensation	—	—	7,310	—	—	7,310
Dividends paid $0.69 per Common Share	—	—	—	(12,817)	—	(12,817)
Tax Benefit on Stock Plans	—	—	2,047	—	—	2,047
Purchases of Common Stock	(621,340)	(233)	(4,464)	(20,646)	—	(25,343)
Balance, December 31, 2012	18,464,450	$ 6,924	$ 22,398	$ 236,065	$ (30,333)	$ 235,054
Net Earnings	—	—	—	40,231	—	40,231
Other Comprehensive Income	—	—	—	—	5,362	5,362
Issue Stock for Directors, Employee Benefit and Stock Plans	461,192	173	6,549	—	—	6,722
Share-Based Compensation	—	—	6,689	—	—	6,689
Dividends paid $0.72 per Common Share	—	—	—	(13,233)	—	(13,233)
Tax Benefit on Stock Plans	—	—	5,178	—	—	5,178
Purchases of Common Stock	(434,118)	(163)	(8,858)	(13,136)	—	(22,157)
Balance, December 31, 2013	18,491,524	$ 6,934	$ 31,956	$ 249,927	$ (24,971)	$ 263,846

See accompanying Notes to Consolidated Financial Statements.

(In thousands, except shares and per share data)

1. Summary of Significant Accounting Policies

Nature of Operations – Our primary business is designing, manufacturing and marketing solutions that help create a cleaner, safer, healthier world. Our products include equipment for maintaining surfaces in industrial, commercial and outdoor environments; chemical-free and other sustainable cleaning technologies; and coatings for protecting, repairing and upgrading floors and other surfaces. We sell our products through our direct sales and service organization and a network of authorized distributors worldwide. Geographically, our customers are located in North America, Latin America, Europe, the Middle East, Africa and Asia Pacific.

Consolidation – The Consolidated Financial Statements include the accounts of Tennant Company and its subsidiaries. All intercompany transactions and balances have been eliminated. In these Notes to the Consolidated Financial Statements, Tennant Company is referred to as "Tennant," "we," "us," or "our."

Translation of Non-U.S. Currency – Foreign currency-denominated assets and liabilities have been translated to U.S. dollars at year-end exchange rates, while income and expense items are translated at average exchange rates prevailing during the year. Gains or losses resulting from translation are included as a separate component of Accumulated Other Comprehensive Loss. The balance of cumulative foreign currency translation adjustments recorded within Accumulated Other Comprehensive Loss as of December 31, 2013, 2012 and 2011 was a net loss of $21,991, $19,734 and $20,283, respectively. The majority of translation adjustments are not adjusted for income taxes as substantially all translation adjustments relate to permanent investments in non-U.S. subsidiaries. Net Foreign Currency Transaction (Losses) Gains are included in Other Income (Expense).

Use of Estimates – In preparing the consolidated financial statements in conformity with U.S. generally accepted accounting principles ("U.S. GAAP"), management must make decisions that impact the reported amounts of assets, liabilities, revenues, expenses and the related disclosures, including disclosures of contingent assets and liabilities. Such decisions include the selection of the appropriate accounting principles to be applied and the assumptions on which to base accounting estimates. Estimates are used in determining, among other items, sales promotions and incentives accruals, inventory valuation, warranty reserves, allowance for doubtful accounts, pension and postretirement accruals, useful lives for intangible assets, and future cash flows associated with impairment testing for goodwill and other long-lived assets. These estimates and assumptions are based on management's best estimates and judgments. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors that management believes to be reasonable under the circumstances. We adjust such estimates and assumptions when facts and circumstances dictate. A number of these factors include, among others, economic conditions, credit markets, foreign currency, commodity cost volatility and consumer spending and confidence, all of which have combined to increase the uncertainty inherent in such estimates and assumptions. As future events and their effects cannot be determined with precision, actual amounts could differ significantly from those estimated at the time the consolidated financial statements are prepared. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the financial statements in future periods.

Cash and Cash Equivalents – We consider all highly liquid investments with maturities of three months or less from the date of purchase to be cash equivalents.

Restricted Cash – We have a total of $393 as of December 31, 2013 that serves as collateral backing certain bank guarantees and is therefore restricted. This money is invested in time deposits.

Receivables – Credit is granted to our customers in the normal course of business. Receivables are recorded at original carrying value less reserves for estimated uncollectible accounts and sales returns. To assess the collectability of these receivables, we perform ongoing credit evaluations of our customers' financial condition. Through these evaluations, we may become aware of a situation where a customer may not be able to meet its financial obligations due to deterioration of its financial viability, credit ratings or bankruptcy. The reserve requirements are based on the best facts available to us and are reevaluated and adjusted as additional information becomes available. Our reserves are also based on amounts determined by using percentages applied to trade receivables. These percentages are determined by a variety of factors including, but not limited to, current economic trends, historical payment and bad debt write-off experience. An account is considered past-due or delinquent when it has not been paid within the contractual terms. Uncollectible accounts are written off against the reserves when it is deemed that a customer account is uncollectible.

Inventories – Inventories are valued at the lower of cost or market. Cost is determined on a first-in, first-out ("FIFO") basis except for Inventories in North America and Japan which are determined on a last-in, first-out ("LIFO") basis.

Property, Plant and Equipment – Property, plant and equipment is carried at cost. Additions and improvements that extend the lives of the assets are capitalized while expenditures for repairs and maintenance are expensed as incurred. We generally depreciate buildings and improvements by the straight-line method over a life of 30 years . Other property, plant and equipment are generally depreciated using the straight-line method based on lives of 3 years to 15 years.

Goodwill – Goodwill represents the excess of cost over the fair value of net assets of businesses acquired. We analyze Goodwill on an annual basis as of year end and when an event occurs or circumstances change that may reduce the fair value of one of our reporting units below its carrying amount. A goodwill impairment occurs if the carrying amount of a reporting unit's goodwill exceeds its fair value. In assessing the recoverability of Goodwill, we use an analysis of qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test.

Intangible Assets – Intangible Assets consist of definite lived customer lists, service contracts, an acquired trade name and technology. Intangible Assets with a definite life are amortized on a straight-line basis.

Impairment of Long-lived Assets – We periodically review our intangible and long-lived assets for impairment and assess whether events or circumstances indicate that the carrying amount of the assets may not be recoverable. We generally deem an asset group to be impaired if an estimate of undiscounted future operating cash flows is less than its carrying amount. If impaired, an impairment loss is recognized based on the excess of the carrying amount of the individual asset group over its fair value.

(In thousands, except shares and per share data)

Purchases of Common Stock – We repurchase our Common Stock under a 2011 and a 2012 repurchase program authorized by our Board of Directors. These programs allow us to repurchase up to 2,000,000 shares of our Common Stock. Upon repurchase, the par value is charged to Common Stock and the remaining purchase price is charged to Additional Paid-in Capital. If the amount of the remaining purchase price causes the Additional Paid-in Capital account to be in a debit position, this amount is then reclassified to Retained Earnings. Common Stock repurchased is included in shares authorized but is not included in shares outstanding.

Warranty – We record a liability for estimated warranty claims at the time of sale. The amount of the liability is based on the trend in the historical ratio of claims to sales, the historical length of time between the sale and resulting warranty claim, new product introductions and other factors. In the event we determine that our current or future product repair and replacement costs exceed our estimates, an adjustment to these reserves would be charged to earnings in the period such determination is made. Warranty terms on machines range from one to four years.

Environmental – We record a liability for environmental clean-up on an undiscounted basis when a loss is probable and can be reasonably estimated.

Pension and Profit Sharing Plans – We have pension and/or profit sharing plans covering substantially all of our employees. Pension plan costs are accrued based on actuarial estimates with the required pension cost funded annually, as needed. No new participants have entered the pension plan since 2000.

Postretirement Benefits – We accrue and recognize the cost of retiree health benefits over the employees' period of service based on actuarial estimates. Benefits are only available for U.S. employees hired before January 1, 1999.

Derivative Financial Instruments – We use derivative instruments to manage exposures to foreign currency only in an attempt to limit underlying exposures from currency fluctuations and not for trading purposes. We periodically enter into various contracts, principally forward exchange contracts, to protect the value of certain of our foreign currency-denominated assets and liabilities (principally the Euro, Australian and Canadian dollars, British pound, Japanese yen, Chinese yuan and Brazilian real). We have elected not to apply hedge accounting treatment to these contracts as our contracts are for a short duration. These contracts are marked-to-market with the related asset or liability recorded in Other Current Assets or Other Current Liabilities, as applicable. The gains and losses on these contracts generally approximate changes in the value of the related assets and liabilities. Gains or losses on forward foreign exchange contracts to economically hedge foreign currency-denominated net assets and liabilities are recognized in Other Income (Expense) under Net Foreign Currency Transaction (Losses) Gains within the Consolidated Statements of Earnings.

Revenue Recognition – We recognize revenue when persuasive evidence of an arrangement exists, title and risk of ownership have passed to the customer, the sales price is fixed or determinable and collectibility is reasonably assured. Generally, these criteria are met at the time the product is shipped. Provisions for estimated returns, rebates and discounts are provided for at the time the related revenue is recognized. Freight revenue billed to customers is included in Net Sales and the related shipping expense is included in Cost of Sales. Service revenue is recognized in the period the service is performed or ratably over the period of the related service contract.

Customers may obtain financing through third-party leasing companies to assist in their acquisition of our equipment products. Certain lease transactions classified as operating leases contain retained ownership provisions or guarantees, which results in recognition of revenue over the lease term. As a result, we defer the sale of these transactions and record the sales proceeds as collateralized borrowings or deferred revenue. The underlying equipment relating to operating leases is depreciated on a straight-line basis, not to exceed the equipment's estimated useful life.

Revenues from contracts with multiple element arrangements are recognized as each element is earned. We offer service contracts in conjunction with equipment sales in addition to selling equipment and service contracts separately. Sales proceeds related to service contracts are deferred if the proceeds are received in advance of the service and recognized ratably over the contract period.

Share-based Compensation – We account for employee share-based compensation using the fair value based method. Our share-based compensation plans are more fully described in Note 15 of the Consolidated Financial Statements.

Research and Development – Research and development costs are expensed as incurred.

Advertising Costs – We advertise products, technologies and solutions to customers and prospective customers through a variety of marketing campaign and promotional efforts. These efforts include tradeshows, online advertising, e-mail marketing, mailings, sponsorships and telemarketing. Advertising costs are expensed as incurred. In 2013, 2012 and 2011 such activities amounted to $6,412, $6,466 and $6,728, respectively.

Income Taxes – Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the book and tax bases of existing assets and liabilities. A valuation allowance is provided when, in management's judgment, it is more likely than not that some portion or all of the deferred tax asset will not be realized. We have established contingent tax liabilities using management's best judgment. We follow guidance provided by Accounting Standards Codification ("ASC") 740, *Income Taxes*, regarding uncertainty in income taxes, to record these contingent tax liabilities (refer to Note 14 of the Consolidated Financial Statements for additional information). We adjust these liabilities as facts and circumstances change. Interest Expense is recognized in the first period the interest would begin accruing. Penalties are recognized in the period we claim or expect to claim the position in our tax return. Interest and penalties expenses are classified as an income tax expense.

Sales Tax – Sales taxes collected from customers and remitted to governmental authorities are presented on a net basis.

Earnings per Share – Basic earnings per share is computed by dividing Net Earnings by the Weighted Average Shares Outstanding during the period. Diluted earnings per share assume conversion of potentially dilutive stock options and restricted share awards. Performance-based shares are included in the calculation of diluted earnings per share in the quarter in which the performance targets have been achieved.

(In thousands, except shares and per share data)

2. Newly Adopted Accounting Pronouncements

Offsetting Assets and Liabilities Disclosures

In December 2011, the Financial Accounting Standards Board ("FASB") issued updated accounting guidance on disclosures about offsetting assets and liabilities. This update adds certain additional disclosure requirements about financial instruments and derivative instruments that are subject to netting arrangements. The new disclosures are required for interim and annual reporting periods beginning on or after January 1, 2013. This guidance did not have a material impact on our results of operations or financial position.

Comprehensive Income

In February 2013, the FASB issued new disclosure requirements for items reclassified out of accumulated other comprehensive income. The requirements do not change the existing accounting and reporting for net income or other comprehensive income. The requirements are effective for annual reporting periods beginning after December 15, 2012. The requirements did not impact our results of operations or financial position.

3. Management Actions

Q4 2013 Action - During the fourth quarter of 2013, we implemented a restructuring action. A pre-tax charge of $1,577 was recognized in the fourth quarter as a result of this action. The pre-tax charge consisted primarily of severance and was included within Selling and Administrative Expense in the Consolidated Statements of Earnings.

A reconciliation of the beginning and ending liability balances is as follows:

		Severance and Related Costs
Q4 2013 restructuring action	$	1,577
December 31, 2013 balance	$	1,577

Q1 2013 Action - During the first quarter of 2013, we implemented a restructuring action. A pre-tax charge of $1,440 was recognized in the first quarter as a result of this action. The pre-tax charge consisted primarily of severance and was included within Selling and Administrative Expense in the Consolidated Statements of Earnings.

A reconciliation of the beginning and ending liability balances is as follows:

		Severance and Related Costs
Q1 2013 restructuring action	$	1,440
Cash payments		(1,110)
Foreign currency adjustments		17
December 31, 2013 balance	$	347

2012 Action – During the third quarter of 2012, we implemented a restructuring action. A pre-tax charge of $760 was recognized in the third quarter as a result of this action. The pre-tax charge consisted primarily of severance and was included within Selling and Administrative Expense in the Consolidated Statements of Earnings.

A reconciliation of the beginning and ending liability balances is as follows:

		Severance and Related Costs
2012 restructuring action	$	760
Cash payments		(414)
Foreign currency adjustments		27
December 31, 2012 balance	$	373
2013 utilization:		
Cash payments		(328)
Foreign currency adjustments		(27)
Change in estimate		(18)
December 31, 2013 balance	$	—

(In thousands, except shares and per share data)

4. Acquisitions and Divestitures

Acquisitions

On May 31, 2011, we acquired Water Star, Inc. ("Water Star"), a Newbury, Ohio firm specializing in electrochemistry for $4,456. The total purchase price of $4,456 was comprised of $2,956 paid at closing and two $750 installment payments were paid in cash on May 31, 2012 and 2013. This acquisition is consistent with our strategy to expand our intellectual property in support of our long-term vision to deliver sustainable, breakthrough innovations.

The components of the purchase price of the business combination described above have been allocated as follows:

Current Assets	$	426
Property, Plant and Equipment, Net		167
Identified Intangible Assets		3,800
Goodwill		472
Total Assets Acquired		4,865
Current Liabilities		409
Total Liabilities Assumed		409
Net Assets Acquired	$	4,456

Divestitures

On July 31, 2012, we entered into a Share Purchase Agreement ("SPA") with M&F Management and Financing GmbH ("M&F") for the sale of ownership of our subsidiary, Tennant CEE GmbH and our minority interest in a joint venture, OOO Tennant. In exchange for the ownership of these entities, we received €815, or $1,014 as of the date of sale, in cash and financed the remaining €5,351, for a total purchase price of €6,166. A total of €2,126, or $2,826, was received in equal quarterly payments during 2013 and the first anniversary payment of €1,075, or $1,435 was received on July 31, 2013. The remaining €2,150, or $2,963 as of December 31, 2013, will be received in equal installments on the second and third anniversary dates of the divestiture. As a result of this divestiture, we recorded a pre-tax gain of $784 in our Profit from Operations in the Consolidated Statements of Earnings for the year ended December 31, 2012.

M&F is now a master distributor of Tennant products in the Central Eastern Europe, Middle East and Africa markets. In addition, as further discussed in Note 19, M&F is a related party to Tennant. We have identified M&F as a variable interest entity ("VIE") and have performed a qualitative assessment that considered M&F's purpose and design, our involvement and the risks and benefits and determined that Tennant is not the primary beneficiary of this VIE. The only financing Tennant has provided to M&F was related to the SPA as noted above and there are no arrangements that would require us to provide significant financial support in the future.

The assets and liabilities transferred under the Share Purchase Agreement on the date of sale were as follows:

Accounts Receivable	$	4,398
Inventories		4,271
Other Current Assets		87
Current Assets		8,756
Property, Plant and Equipment, Net		170
Total Assets Divested		8,926
Current Liabilities		1,121
Total Liabilities Divested		1,121
Net Assets Divested	$	7,805

(In thousands, except shares and per share data)

5. Inventories

Inventories as of December 31, consisted of the following:

	2013	2012
Inventories carried at LIFO:		
Finished goods	$ 36,238	$ 33,546
Raw materials, production parts and work-in-process	13,922	14,291
LIFO reserve	(27,463)	(27,608)
Total LIFO inventories	22,697	20,229
Inventories carried at FIFO:		
Finished goods	31,489	25,623
Raw materials, production parts and work-in-process	12,720	12,284
Total FIFO inventories	44,209	37,907
Total Inventories	$ 66,906	$ 58,136

The LIFO reserve approximates the difference between LIFO carrying cost and FIFO.

6. Property, Plant and Equipment

Property, Plant and Equipment and related Accumulated Depreciation, including equipment under capital leases, as of December 31, consisted of the following:

	2013	2012
Land	$ 4,311	$ 4,294
Buildings and improvements	53,490	52,597
Machinery and manufacturing equipment	143,413	140,330
Office equipment	91,048	88,814
Work in progress	8,644	8,875
Total Property, Plant and Equipment	300,906	294,910
Less: Accumulated Depreciation	(217,430)	(208,717)
Net Property, Plant and Equipment	$ 83,476	$ 86,193

Depreciation expense was $17,686 in 2013, $18,072 in 2012 and $18,088 in 2011.

(In thousands, except shares and per share data)

7. Goodwill and Intangible Assets

For purposes of performing our goodwill impairment analysis, we have identified our reporting units as North America; Latin America; Europe, Middle East, Africa ("EMEA") and Asia Pacific. As of December 31, 2013, 2012 and 2011, we performed an analysis of qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. Based on our analysis of qualitative factors, we determined that it was not necessary to perform the two-step goodwill impairment test for any of our reporting units.

The changes in the carrying amount of Goodwill are as follows:

	Goodwill	Accumulated Impairment Losses	Total
Balance as of December 31, 2011	$ 66,523	$ (46,220)	$ 20,303
Foreign currency fluctuations	2,062	(2,648)	(586)
Balance as of December 31, 2012	$ 68,585	$ (48,868)	$ 19,717
Foreign currency fluctuations	321	(1,109)	(788)
Balance as of December 31, 2013	$ 68,906	$ (49,977)	$ 18,929

The balances of acquired Intangible Assets, excluding Goodwill, as of December 31, are as follows:

	Customer Lists and Service Contracts	Trade Name	Technology	Total
Balance as of December 31, 2013				
Original cost	**$ 23,763**	**$ 4,836**	**$ 7,347**	**$ 35,946**
Accumulated amortization	**(11,609)**	**(1,976)**	**(3,333)**	**(16,918)**
Carrying amount	**$ 12,154**	**$ 2,860**	**$ 4,014**	**$ 19,028**
Weighted-average original life (in years)	**15**	**14**	**13**	
Balance as of December 31, 2012				
Original cost	$ 23,817	$ 4,657	$ 7,197	$ 35,671
Accumulated amortization	(9,907)	(1,565)	(2,806)	(14,278)
Carrying amount	$ 13,910	$ 3,092	$ 4,391	$ 21,393
Weighted-average original life (in years)	15	14	13	

During the second quarter of 2011, we impaired customer lists and technology Intangible Assets totaling $1,805 related to the obsolescence of the two Hofmans outdoor city cleaning products in Europe. This impairment charge is included within Selling and Administrative Expense in the 2011 Consolidated Statement of Earnings.

Amortization expense on Intangible Assets was $2,560, $2,800 and $3,330 for the years ended December 31, 2013, 2012 and 2011, respectively.

Estimated aggregate amortization expense based on the current carrying amount of amortizable Intangible Assets for each of the five succeeding years is as follows:

2014	$ 2,387
2015	2,204
2016	1,871
2017	1,768
2018	1,761
Thereafter	9,037
Total	$ 19,028

(In thousands, except shares and per share data)

8. Debt

Debt as of December 31, consisted of the following:

	2013	2012
Short-Term Debt:		
Credit facility borrowings	$ 1,500	$ —
Long-Term Debt:		
Bank borrowings	9	22
Credit facility borrowings	30,000	30,000
Notes payable	—	750
Collateralized borrowings	11	39
Capital lease obligations	283	1,512
Total Debt	31,803	32,323
Less: current portion	(3,803)	(2,042)
Long-term portion	$ 28,000	$ 30,281

As of December 31, 2013, we had committed lines of credit totaling approximately $125,000 and uncommitted lines of credit totaling approximately $87,757. There were $10,000 outstanding borrowings under our JPMorgan facility, $20,000 outstanding borrowings under our Prudential facility and $1,500 outstanding under the facility with HSBC Shanghai as of December 31, 2013. In addition, we had stand alone letters of credit of approximately $2,060 outstanding and bank guarantees in the amount of approximately $501. Commitment fees on unused lines of credit for the year ended December 31, 2013 were $307.

Our most restrictive covenants are part of our Credit Agreement with JPMorgan, which are the same covenants in our Shelf Agreement with Prudential described below, and require us to maintain an indebtedness to EBITDA ratio of not greater than 3.00 to 1 and to maintain an EBITDA to interest expense ratio of no less than 3.50 to 1 as of the end of each quarter. As of December 31, 2013, our indebtedness to EBITDA ratio was 0.41 to 1 and our EBITDA to interest expense ratio was 48.00 to 1.

Credit Facilities

JPMorgan Chase Bank, National Association

On April 25, 2013, we entered into Amendment No. 1 to our 2011 Credit Agreement which amends the Credit Agreement, dated as of May 5, 2011, with JPMorgan Chase Bank, N. A. ("JPMorgan"), as administrative agent and collateral agent, U.S. Bank National Association, as syndication agent, Wells Fargo Bank, National Association, and RBS Citizens, N.A., as co-documentation agents, and the Lenders (including JPMorgan) from time to time party thereto (the "2011 Credit Agreement"). Under the original terms, the 2011 Credit Agreement provides us and certain of our foreign subsidiaries access to a senior unsecured credit facility until May 5, 2016, in the amount of $125,000, with an option to expand by up to $62,500 to a total of $187,500. Borrowings may be denominated in U.S. Dollars or certain other currencies. The 2011 Credit Agreement contains a $100,000 sublimit on borrowings by foreign subsidiaries.

Under the original terms of the 2011 Credit Agreement, the fee for committed funds ranges from an annual rate of 0.25% to 0.40%, depending on our leverage ratio. Eurocurrency borrowings under the 2011 Credit Agreement bear interest at a rate per annum equal to adjusted LIBOR plus an additional spread of 1.50% to 2.10%, depending on our leverage ratio. Alternate Base Rate ("ABR") borrowings bear interest at a rate per annum equal to the greatest of (a) the prime rate, (b) the federal funds rate plus 0.50% and (c) the adjusted LIBOR rate for a one month period plus 1.0%, plus, in any such case, an additional spread of 0.50% to 1.10%, depending on our leverage ratio.

Effective April 25, 2013, Amendment No. 1 to the 2011 Credit Agreement principally provides the following changes to the 2011 Credit Agreement:

- extends the maturity date of the 2011 Credit Agreement to March 1, 2018;
- changes the fees for committed funds under the 2011 Credit Agreement to an annual rate ranging from 0.20% to 0.35%, depending on our leverage ratio;
- changes the per annum interest rate on Eurocurrency borrowings to adjusted LIBOR plus an additional spread of 1.30% to 1.90%, depending on our leverage ratio;
- changes the ABR rate at which borrowings bear interest to a rate per annum equal to the greatest of (a) the prime rate, (b) the federal funds rate plus 0.50% and (c) the adjusted LIBOR rate for a one month period plus 1.0%, plus, in any such case, an additional spread of 0.30% to 0.90%, depending on our leverage ratio; and
- changes related to new or recently revised financial regulations.

The 2011 Credit Agreement gives the Lenders a pledge of 65% of the stock of certain first tier foreign subsidiaries. The obligations under the 2011 Credit Agreement are also guaranteed by certain of our first tier domestic subsidiaries.

(In thousands, except shares and per share data)

The 2011 Credit Agreement contains customary representations, warranties and covenants, including but not limited to covenants restricting our ability to incur indebtedness and liens and merge or consolidate with another entity. Further, the 2011 Credit Agreement contains the following covenants:

- a covenant requiring us to maintain an indebtedness to EBITDA ratio as of the end of each quarter of not greater than 3.00 to 1;
- a covenant requiring us to maintain an EBITDA to interest expense ratio as of the end of each quarter of no less than 3.50 to 1;
- a covenant restricting us from paying dividends or repurchasing stock if, after giving effect to such payments, our leverage ratio is greater than 2.00 to 1, in such case limiting such payments to an amount ranging from $50,000 to $75,000 during any fiscal year based on our leverage ratio after giving effect to such payments; and
- a covenant restricting our ability to make acquisitions, if, after giving pro-forma effect to such acquisition, our leverage ratio is greater than 2.75 to 1, in such case limiting acquisitions to $25,000.

As of December 31, 2013 we were in compliance with all covenants under the Credit Agreement. There was $10,000 in outstanding borrowings under this facility at December 31, 2013, with a weighted average interest rate of 1.47%.

Prudential Investment Management, Inc.

On July 29, 2009, we entered into a Private Shelf Agreement (the "Shelf Agreement") with Prudential Investment Management, Inc. ("Prudential") and Prudential affiliates from time to time party thereto. The Shelf Agreement provides us and our subsidiaries access to an uncommitted, senior secured, maximum aggregate principal amount of $80,000 of debt capital. The Shelf Agreement contains representations, warranties and covenants, including but not limited to covenants restricting our ability to incur indebtedness and liens and to merge or consolidate with another entity. The Shelf Agreement limits the payment of dividends or repurchases of stock to an amount ranging from $12,000 to $40,000 based on our leverage ratio after giving effect to such payments.

On May 5, 2011, we entered into Amendment No. 1 to our Private Shelf Agreement (the "Amendment").

The Amendment principally provides the following changes to the Shelf Agreement:

- elimination of the security interest in our personal property and subsidiaries;
- an amendment to the maximum leverage ratio to not greater than 3.00 to 1 for any period ending on or after March 31, 2011;
- an amendment to our restriction regarding the payment of dividends or repurchase of stock to restrict us from paying dividends or repurchasing stock if, after giving effect to such payments, our leverage ratio is greater than 2.00 to 1, in such case limiting such payments to an amount ranging from $50,000 to $75,000 during any fiscal year based on our leverage ratio after giving effect to such payments; and
- an amendment to Permitted Acquisitions restricting our ability to make acquisitions, if, after giving pro-forma effect to such acquisition, our leverage ratio is greater than 2.75 to 1, in such case limiting acquisitions to $25,000.

On July 24, 2012, we entered into Amendment No. 2 to our Private Shelf Agreement ("Amendment No. 2"), which amends the Shelf Agreement. The principal change effected by Amendment No. 2 is an extension of the Issuance Period for Shelf Notes under the Shelf Agreement. The Issuance Period now expires on July 24, 2015.

As of December 31, 2013, there was $20,000 in outstanding borrowings under this facility; the $10,000 Series A notes issued in March 2011 with a fixed interest rate of 4.00% and a 7 year term serially maturing from 2014 to 2018; and the $10,000 Series B notes issued in June 2011 with a fixed interest rate of 4.10% and a 10 year term serially maturing from 2015 to 2021. We were in compliance with all covenants of the Shelf Agreement as of December 31, 2013.

The Royal Bank of Scotland Citizens, N.A.

On September 14, 2010, we entered into an overdraft facility with The Royal Bank of Scotland Citizens, N.A. in the amount of 2,000 Euros or approximately $2,757. There was no balance outstanding on this facility as of December 31, 2013.

HSBC Bank (China) Company Limited, Shanghai Branch

On June 20, 2012, we entered into a banking facility with the HSBC Bank (China) Company Limited, Shanghai Branch in the amount of $5,000. There was $1,500 in outstanding borrowings on this facility as of December 31, 2013, with a fixed interest rate of 5.1%.

Notes Payable

On May 31, 2011, we incurred $1,500 in debt related to installment payments due to the former owners of Water Star in connection with our acquisition of Water Star, of which none remains outstanding as of December 31, 2013.

Collateralized Borrowings

Collateralized borrowings represent deferred sales proceeds on certain leasing transactions with third-party leasing companies. These transactions are accounted for as borrowings, with the related assets capitalized as property, plant and equipment and depreciated straight-line over the lease term.

Capital Lease Obligations

Capital lease obligations outstanding are primarily related to sale-leaseback transactions with third-party leasing companies whereby we sell our manufactured equipment to the leasing company and lease it back. The equipment covered by these leases is rented to our customers over the lease term.

(In thousands, except shares and per share data)

The aggregate maturities of our outstanding debt including capital lease obligations as of December 31, 2013, are as follows:

2014	$	4,718
2015		4,217
2016		4,078
2017		3,940
2018		13,678
Thereafter		4,549
Total minimum obligations	$	35,180
Less: amount representing interest		(3,377)
Total	$	31,803

9. Other Current Liabilities

Other Current Liabilities as of December 31, consisted of the following:

	2013	2012
Taxes, other than income taxes	**$ 6,565**	$ 4,768
Warranty	**9,663**	9,357
Deferred revenue	**2,303**	1,878
Rebates	**7,647**	6,983
Freight	**4,593**	3,999
Miscellaneous accrued expenses	**8,492**	8,115
Other	**4,813**	3,744
Total	**$ 44,076**	$ 38,844

The changes in warranty reserves for the three years ended December 31 were as follows:

	2013	2012	2011
Beginning balance	**$ 9,357**	$ 8,759	$ 7,043
Product warranty provision	**10,649**	12,395	12,815
(Divested) acquired reserves	**—**	(236)	10
Foreign currency	**(48)**	(15)	(63)
Claims paid	**(10,295)**	(11,546)	(11,046)
Ending balance	**$ 9,663**	$ 9,357	$ 8,759

(In thousands, except shares and per share data)

10. Fair Value Measurements

Estimates of fair value for financial assets and financial liabilities are based on the framework established in the accounting guidance for fair value measurements. The framework defines fair value, provides guidance for measuring fair value and requires certain disclosures. The framework discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow) and the cost approach (cost to replace the service capacity of an asset or replacement cost). The framework utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

- Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.
- Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.
- Level 3: Unobservable inputs that reflect the reporting entity's own assumptions.

Our population of assets and liabilities subject to fair value measurements at December 31, 2013 is as follows:

	Fair Value	Level 1	Level 2	Level 3
Assets:				
Foreign currency forward exchange contracts	$ 16	$ —	$ 16	$ —
Total Assets	$ 16	$ —	$ 16	$ —
Liabilities:				
Foreign currency forward exchange contracts	$ 109	$ —	$ 109	$ —
Total Liabilities	$ 109	$ —	$ 109	$ —

Our foreign currency forward exchange contracts are valued based on quoted forward foreign exchange prices at the reporting date.

We use derivative instruments to manage exposures to foreign currency only in an attempt to limit underlying exposures from currency fluctuations and not for trading purposes. Gains or losses on forward foreign exchange contracts to economically hedge foreign currency-denominated assets and liabilities are recognized in Other Current Assets and Other Current Liabilities within the Consolidated Balance Sheets and are recognized in Other Income (Expense) under Net Foreign Currency Transaction (Losses) Gains within the Consolidated Statements of Earnings. As of December 31, 2013 the fair value of such contracts outstanding was an asset of $16 and a liability of $109. As of December 31, 2012 the fair value of such contracts outstanding was an asset of $388 and a liability of $404. We recognized a net gain of $1,068 during 2013, a net gain of $1,026 during 2012 and a net loss of $1,444 during 2011. At December 31, 2013 and 2012, the notional amounts of foreign currency forward exchange contracts outstanding were $30,280 and $42,475, respectively.

The carrying amounts reported in the Consolidated Balance Sheets for Cash and Cash Equivalents, Restricted Cash, Receivables, Other Current Assets, Short-Term Debt, Accounts Payable and Other Current Liabilities approximate fair value due to their short-term nature.

The fair market value of our Long-Term Debt approximates cost, based on the borrowing rates currently available to us for bank loans with similar terms and remaining maturities.

(In thousands, except shares and per share data)

11. Retirement Benefit Plans

Substantially all U.S. employees are covered by various retirement benefit plans, including defined benefit pension plans, post-retirement medical plans and defined contribution savings plans. Retirement benefits for eligible employees in foreign locations are funded principally through defined benefit plans, annuity or government programs. The total cost of benefits for our plans was $11,766, $11,192 and $11,271 in 2013, 2012 and 2011, respectively.

We have a qualified, funded defined benefit retirement plan (the "U.S. Pension Plan") in the U.S. covering certain current and retired employees. Plan benefits are based on the years of service and compensation during the highest five consecutive years of service in the final ten years of employment. No new participants have entered the plan since 2000. The plan has 442 participants including 90 active employees as of December 31, 2013.

We have a U.S. postretirement medical benefit plan (the "U.S. Retiree Plan") to provide certain healthcare benefits for U.S. employees hired before January 1, 1999. Eligibility for those benefits is based upon a combination of years of service with Tennant and age upon retirement.

Our defined contribution savings plan ("401(k)") covers substantially all U.S. employees. Under this plan, we match up to 3% of the employee's annual compensation in cash to be invested per their election. We also make a profit sharing contribution to the 401(k) plan for employees with more than one year of service in accordance with our Profit Sharing Plan. This contribution is based upon our financial performance and can be funded in the form of Tennant stock, cash or a combination of both. Expenses for the 401(k) plan were $6,423, $6,226 and $6,864 during 2013, 2012 and 2011, respectively.

We have a U.S. nonqualified supplemental benefit plan (the "U.S. Nonqualified Plan") to provide additional retirement benefits for certain employees whose benefits under our 401(k) plan or U.S. Pension Plan are limited by either the Employee Retirement Income Security Act or the Internal Revenue Code.

We also have defined pension benefit plans in the United Kingdom and Germany (the "U.K. Pension Plan" and the "German Pension Plan"). The U.K. Pension Plan and German Pension Plan cover certain current and retired employees and both plans are closed to new participants.

On March 23, 2010, the Patient Protection and Affordable Care Act (the "PPACA") was signed into law, and, on March 30, 2010, the Health Care and Education Reconciliation Act of 2010 (the "HCERA" and, together with PPACA, the "Acts"), which makes various amendments to certain aspects of the PPACA, was signed into law. The Acts effectively change the tax treatment of federal subsidies paid to sponsors of retiree health benefit plans that provide prescription drug benefits that are at least actuarially equivalent to the corresponding benefits provided under Medicare Part D. Under the Acts, an employer's income tax deduction for the costs of providing Medicare Part D-equivalent prescription drug benefits to retirees will be reduced by the amount of the federal subsidy beginning in 2013. Under U.S. GAAP, any impact from a change in tax law must be recognized in earnings in the period enacted regardless of the effective date. The Acts did not have a material impact on our financial position or results of operations.

We expect to contribute approximately $149 to our U.S. Nonqualified Plan, $919 to our U.S. Retiree Plan, $237 to our U.K. Pension Plan and $41 to our German Pension Plan in 2014. No contributions to the U.S. Pension Plan are expected to be required during 2014. There were no contributions made to the U.S. Pension Plan during 2013. During 2012, we made a $15,000 discretionary contribution to the U.S. Pension Plan in addition to the minimum funding requirements for 2011 and 2012.

Weighted-average asset allocations by asset category of the U.S. and U.K. Pension Plans as of December 31, 2013 are as follows:

Asset Category	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and Cash Equivalents	$ **746**	$ 746	$ —	$ —
Mutual Funds:				
U.S. Large-Cap	**20,597**	20,597	—	—
U.S. Small-Cap	**6,971**	6,971	—	—
International Equities	**6,328**	6,328	—	—
Fixed-Income Domestic	**17,755**	17,755	—	—
Investment Account held by Pension Plan (1)	**9,733**	—	—	9,733
Total	$ **62,130**	$ 52,397	$ —	$ 9,733

(1) This category is comprised of investments in insurance contracts.

(In thousands, except shares and per share data)

Weighted-average asset allocations by asset category of the U.S. and U.K. Pension Plans as of December 31, 2012 are as follows:

Asset Category	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash and Cash Equivalents	$ 701	$ 701	$ —	$ —
Equity Securities:				
U.S. Small-Cap	1,438	1,438	—	—
U.S. Mid-Cap	2,266	2,266	—	—
International Small-Cap	63	63	—	—
Mutual Funds:				
Corporate Bonds	18,671	18,671	—	—
U.S. Large-Cap	18,141	18,141	—	—
International Large-Cap	5,662	5,662	—	—
Investment Account held by Pension Plan (1)	8,855	—	—	8,855
Total	$ 55,797	$ 46,942	$ —	$ 8,855

(1) This category is comprised of investments in insurance contracts.

Estimates of the fair value of U.S. and U.K Pension Plan assets are based on the framework established in the accounting guidance for fair value measurements. A brief description of the three levels can be found in Note 10. Equity Securities and Mutual Funds traded in active markets are classified as Level 1. The Investment Account held by Pension Plan invests in insurance contracts for purposes of funding the U.K. Pension Plan and are classified as Level 3. The fair value of the Investment Account are the cash surrender values as determined by the provider which are the amounts the plan would receive if the contracts were cashed out at year end. The underlying assets held by these contracts are primarily invested in assets traded in active markets.

A reconciliation of the beginning and ending balances of the Level 3 investments of our U.K. Pension Plan during the years ended are as follows:

	2013	2012
Fair value at beginning of year	**$ 8,855**	$ 7,738
Purchases, sales, issuances and settlements, net	**74**	—
Net gain	**601**	739
Foreign currency	**203**	378
Fair value at end of year	**$ 9,733**	$ 8,855

The primary objective of our U.S. and U.K. Pension Plans is to meet retirement income commitments to plan participants at a reasonable cost to us and to maintain a sound actuarially funded status. This objective is accomplished through growth of capital and safety of funds invested. The pension plans' assets are invested in securities to achieve growth of capital over inflation through appreciation and accumulation and reinvestment of dividend and interest income. Investments are diversified to control risk. The target allocation for the U.S. Pension Plan is 60% equity and 40% debt securities. Equity securities within the U.S. Pension Plan do not include any direct investments in Tennant Company Common Stock. The U.K. Pension Plan is invested in insurance contracts with underlying investments primarily in equity and fixed income securities. Our German Pension Plan is unfunded, which is customary in that country.

Weighted-average assumptions used to determine benefit obligations as of December 31, are as follows:

	U.S. Pension Benefits		Non-U.S. Pension Benefits		Postretirement Medical Benefits	
	2013	2012	2013	2012	2013	2012
Discount rate	**4.63%**	3.79%	**4.33%**	4.41%	**4.10%**	3.27%
Rate of compensation increase	**3.00%**	3.00%	**4.50%**	4.50%	**—**	—

(In thousands, except shares and per share data)

Weighted-average assumptions used to determine net periodic benefit costs as of December 31, are as follows:

	U.S. Pension Benefits			Non-U.S. Pension Benefits			Postretirement Medical Benefits		
	2013	2012	2011	2013	2012	2011	2013	2012	2011
Discount rate	**3.79%**	4.39%	5.39%	**4.41%**	4.94%	5.39%	**3.27%**	4.20%	5.00%
Expected long-term rate of return on plan assets	**6.50%**	7.70%	7.70%	**4.70%**	4.80%	5.20%	**—**	—	—
Rate of compensation increase	**3.00%**	3.00%	3.00%	**4.50%**	4.60%	5.10%	**—**	—	—

The discount rate is used to discount future benefit obligations back to today's dollars. Our discount rates were determined based on high-quality fixed income investments. The resulting discount rates are consistent with the duration of plan liabilities. The Citigroup Above Median Spot Rate is used in determining the discount rate for the U.S. Plans. The expected return on assets assumption on the investment portfolios for the pension plans is based on the long-term expected returns for the investment mix of assets currently in the portfolio. Management uses historic return trends of the asset portfolio combined with recent market conditions to estimate the future rate of return.

The accumulated benefit obligations as of December 31, for all defined benefit plans, are as follows:

	2013	2012
U.S. Pension Plans	**$ 42,241**	$ 46,907
U.K. Pension Plan	**9,803**	8,837
German Pension Plan	**897**	878

Information for our plans with an accumulated benefit obligation in excess of plan assets as of December 31, is as follows:

	2013	2012
Accumulated benefit obligation	**$ 12,778**	$ 3,261
Fair value of plan assets	**9,733**	—

As of December 31, 2013, the U.S. Nonqualified, the U.K. Pension and the German Pension Plans had an accumulated benefit obligation in excess of plan assets. As of December 31, 2012, the U.S. Nonqualified and the German Pension Plans had an accumulated benefit obligation in excess of plan assets.

Information for our plans with a projected benefit obligation in excess of plan assets as of December 31, is as follows:

	2013	2012
Projected benefit obligation	**$ 13,481**	$ 12,591
Fair value of plan assets	**9,733**	8,855

As of December 31, 2013 and 2012, the U.S. Nonqualified, the U.K. Pension and the German Pension Plans had a projected benefit obligation in excess of plan assets.

Assumed healthcare cost trend rates as of December 31, are as follows:

	2013	2012
Healthcare cost trend rate assumption for the next year	**8.30%**	9.17%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	**5.00%**	5.00%
Year that the rate reaches the ultimate trend rate	**2031**	2031

Assumed healthcare cost trend rates have a significant effect on the amounts reported for healthcare plans. To illustrate, a one-percentage-point change in assumed healthcare cost trends would have the following effects:

	1-Percentage-Point Decrease	1-Percentage-Point Increase
Effect on total of service and interest cost components	**$ (46)**	**$ 52**
Effect on postretirement benefit obligation	**$ (930)**	**$ 1,050**

(In thousands, except shares and per share data)

Summaries related to changes in benefit obligations and plan assets and to the funded status of our defined benefit and postretirement medical benefit plans are as follows:

	U.S. Pension Benefits		Non-U.S. Pension Benefits		Postretirement Medical Benefits	
	2013	2012	2013	2012	2013	2012
Change in benefit obligation:						
Benefit obligation at beginning of year	$ 48,824	$ 44,280	$ 10,011	$ 8,775	$ 14,090	$ 13,708
Service cost	690	686	142	138	154	142
Interest cost	1,803	1,928	422	437	443	551
Plan participants' contributions	—	—	23	24	—	—
Actuarial (gain) loss	(4,901)	3,893	668	595	(1,001)	926
Foreign exchange	—	—	265	411	—	—
Benefits paid	(2,763)	(1,963)	(293)	(369)	(500)	(1,237)
Benefit obligation at end of year	$ 43,653	$ 48,824	$ 11,238	$ 10,011	$ 13,186	$ 14,090
Change in fair value of plan assets and net accrued liabilities:						
Fair value of plan assets at beginning of year	$ 46,942	$ 28,237	$ 8,855	$ 7,738	$ —	$ —
Actual return on plan assets	7,827	3,818	601	738	—	—
Employer contributions	391	16,850	343	346	500	1,237
Plan participants' contributions	—	—	23	24	—	—
Foreign exchange	—	—	204	378	—	—
Benefits paid	(2,763)	(1,963)	(293)	(369)	(500)	(1,237)
Fair value of plan assets at end of year	52,397	46,942	9,733	8,855	—	—
Funded status at end of year	$ 8,744	$ (1,882)	$ (1,505)	$ (1,156)	$ (13,186)	$ (14,090)
Amounts recognized in the Consolidated Balance Sheets consist of:						
Noncurrent Other Assets	$ 10,987	$ 698	$ —	$ —	$ —	$ —
Current Liabilities	(149)	(145)	(41)	(39)	(919)	(904)
Long-Term Liabilities	(2,094)	(2,435)	(1,464)	(1,117)	(12,267)	(13,186)
Net accrued asset (liability)	$ 8,744	$ (1,882)	$ (1,505)	$ (1,156)	$ (13,186)	$ (14,090)
Amounts recognized in Accumulated Other Comprehensive Loss consist of:						
Prior service (cost) credit	$ (152)	$ (224)	$ —	$ —	$ 6	$ 109
Net actuarial loss	(2,142)	(13,711)	(704)	(246)	(1,587)	(2,789)
Accumulated Other Comprehensive Loss	$ (2,294)	$ (13,935)	$ (704)	$ (246)	$ (1,581)	$ (2,680)

The components of the net periodic benefit cost for the three years ended December 31, were as follows:

	U.S. Pension Benefits			Non-U.S. Pension Benefits			Postretirement Medical Benefits		
	2013	2012	2011	2013	2012	2011	2013	2012	2011
Service cost	$ 690	$ 686	$ 651	$ 142	$ 138	$ 133	$ 154	$ 142	$ 132
Interest cost	1,803	1,928	2,013	422	437	465	443	551	612
Expected return on plan assets	(2,911)	(2,279)	(2,325)	(402)	(387)	(376)	—	—	—
Amortization of net actuarial loss	1,751	1,131	27	9	—	—	201	57	—
Amortization of prior service cost	73	382	550	—	—	—	(103)	(580)	(580)
Foreign currency	—	—	—	21	16	(18)	—	—	—
Net periodic benefit cost	$ 1,406	$ 1,848	$ 916	$ 192	$ 204	$ 204	$ 695	$ 170	$ 164

(In thousands, except shares and per share data)

The changes in Accumulated Other Comprehensive Loss for the three years ended December 31, were as follows:

	U.S. Pension Benefits			Non-U.S. Pension Benefits			Postretirement Medical Benefits		
	2013	2012	2011	2013	2012	2011	2013	2012	2011
Prior service cost	$ —	$ —	$ 233	$ —	$ —	$ —	$ —	$ —	$ —
Net actuarial (gain) loss	(9,817)	2,355	6,184	467	244	(300)	(1,001)	926	72
Amortization of prior service cost	(73)	(382)	(550)	—	—	—	103	580	580
Amortization of net actuarial loss	(1,751)	(1,132)	(27)	(9)	—	—	(201)	(57)	—
Total recognized in other comprehensive income	$(11,641)	$ 841	$ 5,840	$ 458	$ 244	$ (300)	$ (1,099)	$ 1,449	$ 652
Total recognized in net periodic benefit cost and other comprehensive income	$(10,235)	$ 2,689	$ 6,756	$ 650	$ 448	$ (96)	$ (404)	$ 1,619	$ 816

The following benefit payments, which reflect expected future service, are expected to be paid for our U.S. and Non-U.S. plans:

	U.S. Pension Benefits	Non-U.S. Pension Benefits	Postretirement Medical Benefits
2014	$ 2,021	$ 309	$ 919
2015	2,353	319	1,026
2016	2,535	328	1,055
2017	2,682	339	1,106
2018	2,808	350	1,091
2019 to 2023	15,087	1,916	5,349
Total	$ 27,486	$ 3,561	$ 10,546

The following amounts are included in Accumulated Other Comprehensive Loss as of December 31, 2013 and are expected to be recognized as components of net periodic benefit cost during 2014:

	Pension Benefits	Postretirement Medical Benefits
Net actuarial loss	$ 185	$ 43
Prior service cost (credit)	43	(6)

(In thousands, except shares and per share data)

12. Shareholders' Equity

Authorized Shares

We are authorized to issue an aggregate of 61,000,000 shares; 60,000,000 are designated as Common Stock, having a par value of $0.375 per share, and 1,000,000 are designated as Preferred Stock, having a par value of $0.02 per share. The Board of Directors is authorized to establish one or more series of preferred stock, setting forth the designation of each such series, and fixing the relative rights and preferences of each such series.

Purchase Rights

On November 10, 2006, the Board of Directors approved a Rights Agreement and declared a dividend of one preferred share purchase right for each outstanding share of Common Stock. Each right entitles the registered holder to purchase from us one one-hundredth of a Series A Junior Participating Preferred Share of the par value of $0.02 per share at a price of $100 per one hundredth of a Preferred Share, subject to adjustment. The rights are not exercisable or transferable apart from the Common Stock until the earlier of: (i) the close of business on the fifteenth day following a public announcement that a person or group of affiliated or associated persons has become an "Acquiring Person" (i.e., has become, subject to certain exceptions, including for stock ownership by employee benefit plans, the beneficial owner of 20% or more of the outstanding Common Stock), or (ii) the close of business on the fifteenth day following the first public announcement of a tender offer or exchange offer the consummation of which would result in a person or group of affiliated or associated persons becoming, subject to certain exceptions, the beneficial owner of 20% or more of the outstanding Common Stock (or such later date as may be determined by our Board of Directors prior to a person or group of affiliated or associated persons becoming an Acquiring Person). After a person or group becomes an Acquiring Person, each holder of a Right (other than an Acquiring Person) will be able to exercise the right at the current exercise price of the Right and receive the number of shares of Common Stock having a market value of two times the exercise price of the right, or, depending upon the circumstances in which the rights became exercisable, the number of common shares of the Acquiring Person having a market value of two times the exercise price of the right. At no time do the rights have any voting power. We may redeem the rights for $0.001 per right at any time prior to a person or group acquiring 20% or more of the Common Stock. Under certain circumstances, the Board of Directors may exchange the rights for our Common Stock or reduce the 20% thresholds to not less than 10%. The rights will expire on December 26, 2016, unless extended or earlier redeemed or exchanged by us.

Accumulated Other Comprehensive Loss

Components of Accumulated Other Comprehensive Loss, net of tax, within the Consolidated Balance Sheets and Statements of Shareholders' Equity as of December 31, are as follows:

		2013		2012		2011
Foreign currency translation adjustments	**$**	**(21,991)**	$	(19,734)	$	(20,283)
Pension and retiree medical benefits		**(2,980)**		(10,599)		(8,954)
Total Accumulated Other Comprehensive Loss	**$**	**(24,971)**	$	(30,333)	$	(29,237)

The changes in components of Accumulated Other Comprehensive Loss, net of tax, are as follows:

		Foreign Currency Translation Adjustments		Pension and Post Retirement Benefits		Total
December 31, 2012	$	(19,734)	$	(10,599)	$	(30,333)
Other comprehensive (loss) income before reclassifications		(2,257)		6,408		4,151
Amounts reclassified from Accumulated Other Comprehensive Loss		—		1,211		1,211
Net current period other comprehensive (loss) income		(2,257)		7,619		5,362
December 31, 2013	$	(21,991)	$	(2,980)	$	(24,971)

Accumulated Other Comprehensive Loss associated with pension and postretirement benefits are included in Note 11.

(In thousands, except shares and per share data)

13. Commitments and Contingencies

We lease office and warehouse facilities, vehicles and office equipment under operating lease agreements, which include both monthly and longer-term arrangements. Leases with initial terms of one year or more expire at various dates through 2020 and generally provide for extension options. Rent expense under the leasing agreements (exclusive of real estate taxes, insurance and other expenses payable under the leases) amounted to $17,873, $17,524 and $17,375 in 2013, 2012 and 2011, respectively.

The minimum rentals for aggregate lease commitments as of December 31, 2013, were as follows:

2014	$	8,398
2015		5,378
2016		3,129
2017		1,892
2018		778
Thereafter		311
Total	$	19,886

Certain operating leases for vehicles contain residual value guarantee provisions, which would become due at the expiration of the operating lease agreement if the fair value of the leased vehicles is less than the guaranteed residual value. The aggregate residual value at lease expiration of those leases is $11,741, of which we have guaranteed $7,659. As of December 31, 2013, we have recorded a liability for the estimated end-of-term loss related to this residual value guarantee of $398 for certain vehicles within our fleet. Our fleet also contains vehicles we estimate will settle at a gain. Gains on these vehicles will be recognized at the end of the lease term.

During the first quarter of 2013, we renewed our lease for our Louisville facility. This lease has a five year term with a total commitment of $4,710.

During the second quarter of 2012, we entered into a three year agreement with a supplier, commencing January 1, 2013, with a total commitment of $2,102 of which $1,306 remains outstanding as of December 31, 2013.

In the ordinary course of business, we may become liable with respect to pending and threatened litigation, tax, environmental and other matters. While the ultimate results of current claims, investigations and lawsuits involving us are unknown at this time, we do not expect that these matters will have a material adverse effect on our consolidated financial position or results of operations. Legal costs associated with such matters are expensed as incurred.

(In thousands, except shares and per share data)

14. Income Taxes

Income from continuing operations for the three years ended December 31, was as follows:

	2013	2012	2011
U.S. operations	**$ 54,702**	$ 47,220	$ 40,282
Foreign operations	**5,176**	12,670	8,448
Total	**$ 59,878**	$ 59,890	$ 48,730

Income tax expense (benefit) for the three years ended December 31, was as follows:

	2013	2012	2011
Current:			
Federal	**$ 13,551**	$ 8,158	$ 10,321
Foreign	**3,567**	4,633	2,277
State	**1,136**	1,089	1,450
	$ 18,254	$ 13,880	$ 14,048
Deferred:			
Federal	**$ 1,856**	$ 4,423	$ 2,330
Foreign	**(424)**	(126)	(203)
State	**(39)**	129	(158)
	$ 1,393	$ 4,426	$ 1,969
Total:			
Federal	**$ 15,407**	$ 12,581	$ 12,651
Foreign	**3,143**	4,507	2,074
State	**1,097**	1,218	1,292
Total Income Tax Expense	**$ 19,647**	$ 18,306	$ 16,017

U.S. income taxes have not been provided on approximately $23,596 of undistributed earnings of non-U.S. subsidiaries. We do not have any plans to repatriate the undistributed earnings. Any repatriation from foreign subsidiaries that would result in incremental U.S. taxation is not being considered. It is management's belief that reinvesting these earnings outside the U.S. is the most efficient use of capital.

We have Dutch and German tax loss carryforwards of approximately $18,046 and $15,674, respectively. If unutilized, the Dutch tax loss carryforward will expire after 9 years. The German tax loss carryforward has no expiration date. Because of the uncertainty regarding realization of the Dutch tax loss carryforward, a valuation allowance was established. This valuation allowance increased in 2013 due to results of operations.

We have U.S. foreign tax credit carryforwards of approximately $3,157. If unutilized, foreign tax credit carryforwards will expire in 2020. Based upon evaluation, as of December 31, 2013, no valuation allowance has been recorded. We have Dutch foreign tax credit carryforwards of $922. Because of the uncertainty regarding utilization of the Dutch foreign tax credit carryforward, a valuation allowance was established.

A valuation allowance for the remaining deferred tax assets is not required since it is more likely than not that they will be realized through carryback to taxable income in prior years, future reversals of existing taxable temporary differences and future taxable income.

Our effective income tax rate varied from the U.S. federal statutory tax rate for the three years ended December 31, as follows:

	2013	2012	2011
Tax at statutory rate	**35.0%**	35.0%	35.0%
Increases (decreases) in the tax rate from:			
State and local taxes, net of federal benefit	**1.7**	1.0	2.0
Effect of foreign operations	**(3.3)**	(6.2)	0.5
Effect of chanbges in valuation allowances	**3.7**	2.3	—
Domestic production activities deduction	**(1.6)**	(1.5)	(1.6)
Other, net	**(2.7)**	—	(3.0)
Effective income tax rate	**32.8%**	30.6%	32.9%

(In thousands, except shares and per share data)

Deferred tax assets and liabilities were comprised of the following as of December 31:

	2013	2012	2011
Deferred Tax Assets:			
Inventories, principally due to additional costs inventoried for tax purposes and changes in inventory reserves	$ —	$ 28	$ 426
Employee wages and benefits, principally due to accruals for financial reporting purposes	14,831	18,608	20,910
Warranty reserves accrued for financial reporting purposes	2,803	2,641	2,625
Receivables, principally due to allowance for doubtful accounts and tax accounting method for equipment rentals	1,593	1,540	1,464
Tax loss carryforwards	8,696	6,619	5,915
Tax credit carryforwards	4,078	6,720	8,554
Other	2,523	2,329	1,777
Gross Deferred Tax Assets	$ 34,524	$ 38,485	$ 41,671
Less: valuation allowance	(7,243)	(4,719)	(3,229)
Total Net Deferred Tax Assets	$ 27,281	$ 33,766	$ 38,442
Deferred Tax Liabilities:			
Inventories, principally due to changes in inventory reserves	$ 306	$ —	$ —
Property, Plant and Equipment, principally due to differences in depreciation and related gains	7,446	7,945	9,167
Goodwill and Intangible Assets	6,253	6,818	7,093
Total Deferred Tax Liabilities	$ 14,005	$ 14,763	$ 16,260
Net Deferred Tax Assets	$ 13,276	$ 19,003	$ 22,182

The valuation allowance at December 31, 2013 principally applies to Dutch tax loss and tax credit carryforwards that, in the opinion of management, are more likely than not to expire unutilized. However, to the extent that tax benefits related to these carryforwards are realized in the future, the reduction in the valuation allowance will reduce income tax expense.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2013	2012
Balance at January 1,	$ 3,480	$ 3,424
Increases as a result of tax positions taken during a prior period	155	—
Increases as a result of tax positions taken during the current year	508	611
Reductions as a result of a lapse of the applicable statute of limitations	(295)	(447)
Decreases as a result of foreign currency fluctuations	(188)	(108)
Balance at December 31,	$ 3,660	$ 3,480

Included in the balance of unrecognized tax benefits at December 31, 2013 and 2012 are potential benefits of $3,384 and $3,259, respectively, that if recognized, would affect the effective tax rate from continuing operations.

We recognize potential accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense. In addition to the liability of $3,660 and $3,480 for unrecognized tax benefits as of December 31, 2013 and 2012 was approximately $525 and $462, respectively, for accrued interest and penalties. To the extent interest and penalties are not assessed with respect to uncertain tax positions, the amounts accrued will be revised and reflected as an adjustment to income tax expense.

We are subject to U.S. federal income tax as well as income tax of numerous state and foreign jurisdictions. We are generally no longer subject to U.S. federal tax examinations for taxable years before 2011 and, with limited exceptions, state and foreign income tax examinations for taxable years before 2007.

We are currently undergoing income tax examinations in various state and foreign jurisdictions covering 2007 to 2011. Although the final outcome of these examinations cannot be currently determined, we believe that we have adequate reserves with respect to these examinations.

We do not anticipate that total unrecognized tax benefits will change significantly within the next 12 months.

(In thousands, except shares and per share data)

15. Share-Based Compensation

We have five plans under which we have awarded share-based compensation grants: The 1995 Stock Incentive Plan ("1995 Plan") and 1999 Amended and Restated Stock Incentive Plan ("1999 Plan"), which provided for share-based compensation grants to our executives and key employees, the 1997 Non-Employee Directors Option Plan ("1997 Plan"), which provided for stock option grants to our non-employee Directors, the 2007 Stock Incentive Plan ("2007 Plan") and the Amended and Restated 2010 Stock Incentive Plan, as Amended ("2010 Plan"), which were adopted as a continuing step toward aggregating our equity compensation programs to reduce the complexity of our equity compensation programs.

The 1995 and 1997 Plans were terminated in 2006 and all remaining shares were transferred to the 1999 Plan as approved by the shareholders in 2006. Awards granted under the 1995 and 1997 Plans prior to 2006 that remain outstanding continue to be governed by the respective plan under which the grant was made. Upon approval of the 1999 Plan in 2006, we ceased making grants of future awards under these plans and subsequent grants of future awards were made from the 1999 Plan and governed by its terms.

The 2007 Plan terminated our rights to grant awards under the 1999 Plan except that the 1999 Plan will remain available for grants of reload options upon exercise of previously granted options with one-time reload features. We have not granted options with reload features since March 1, 2004. Awards previously granted under the 1999 Plan remain outstanding and continue to be governed by the terms of that plan.

The 2010 Plan, originally approved by our shareholders on April 28, 2010 and amended and restated by our shareholders on April 25, 2012, terminated our rights to grant awards under the 2007 Plan; however, any awards granted under the 2007 or 2010 Plans that do not result in the issuance of shares of Common Stock may again be used for an award under the 2010 Plan. The 2010 Plan was amended and restated by our shareholders on April 24, 2013, increasing the number of shares available under the amended 2010 Plan from 1,500,000 shares to 2,600,000 shares.

As of December 31, 2013, there were 499,248 shares reserved for issuance under the 1995 Plan, the 1997 Plan, the 1999 Plan and the 2007 Plan for outstanding compensation awards and 1,643,264 shares were available for issuance under the 2010 Plan for current and future equity awards. The Compensation Committee of the Board of Directors determines the number of shares awarded and the grant date, subject to the terms of our equity award policy.

We recognized total Share-Based Compensation Expense of $6,116, $9,092 and $5,407, respectively, during the years ended 2013, 2012 and 2011. The total excess tax benefit recognized for share-based compensation arrangements during the years ended 2013, 2012 and 2011 was $5,178, $2,047 and $1,266, respectively.

Stock Option Awards

We determined the fair value of our stock option awards using the Black-Scholes valuation model that uses the assumptions noted in the table below. The expected life selected for stock options granted during the year represents the period of time that the stock options are expected to be outstanding based on historical data of stock option holder exercise and termination behavior of similar grants. The risk-free interest rate for periods within the contractual life of the stock option is based on the U.S. Treasury rate over the expected life at the time of grant. Expected volatilities are based upon historical volatility of our stock over a period equal to the expected life of each stock option grant. Dividend yield is estimated over the expected life based on our dividend policy and historical dividends paid. We use historical data to estimate pre-vesting forfeiture rates and revise those estimates in subsequent periods if actual forfeitures differ from those estimates.

The following table illustrates the valuation assumptions used for the 2013, 2012 and 2011 grants:

	2013	2012	2011
Expected volatility	**51%**	51 - 52%	49 - 50%
Weighted-average expected volatility	**51%**	52%	49%
Expected dividend yield	**1.6%**	1.6 - 1.7%	1.7 - 1.8%
Weighted-average expected dividend yield	**1.6%**	1.7%	1.8%
Expected term, in years	**6**	0.2 - 6	6
Risk-free interest rate	**0.9 - 1.1%**	0.1 - 1.1%	1.3 - 2.5%

Employee stock option awards prior to 2005 include a reload feature for options granted to key employees. This feature allows employees to exercise options through a stock-for-stock exercise using mature shares, and employees are granted a new stock option (reload option) equal to the number of shares of Common Stock used to satisfy both the exercise price of the option and the minimum tax withholding requirements. The reload options granted have an exercise price equal to the fair market value of the Common Stock on the grant date. Stock options granted in conjunction with reloads vest immediately and have a term equal to the remaining life of the initial grant. Compensation expense is fully recognized for reload stock options as of the reload date.

Beginning in 2004, new stock option awards granted vest one-third each year over a three year period and have a ten year contractual term. These grants do not contain a reload feature. Compensation expense equal to the grant date fair value is recognized for these awards over the vesting period.

In addition to stock options, we also occasionally grant cash-settled stock appreciation rights ("SARs") to employees in certain foreign locations. There were no outstanding SARs as of December 31, 2013 and no SARs were granted during 2013, 2012 or 2011.

(In thousands, except shares and per share data)

The following table summarizes the activity during the year ended December 31, 2013 for stock option awards:

	Shares		Weighted-Average Exercise Price
Outstanding at beginning of year	1,191,421	$	24.16
Granted	142,755		46.96
Exercised	(445,266)		18.67
Forfeited	(11,588)		42.34
Outstanding at end of year	877,322	$	30.42
Exercisable at end of year	601,747	$	23.89

The weighted-average grant date fair value of stock options granted during the years ended December 31, 2013, 2012 and 2011 was $19.62, $16.60 and $16.67, respectively. The total intrinsic value of stock options exercised during the years ended December 31, 2013, 2012 and 2011 was $15,641, $5,826 and $5,600, respectively. The aggregate intrinsic value of options outstanding and exercisable at December 31, 2013 was $32,805 and $26,427, respectively. The weighted-average remaining contractual life for options outstanding and exercisable as of December 31, 2013, was 7 years and 6 years, respectively. As of December 31, 2013, there was unrecognized compensation cost for nonvested options of $3,102 which is expected to be recognized over a weighted-average period of 1.6 years.

Restricted Share Awards

Restricted share awards for employees generally have a three year vesting period from the effective date of the grant. Restricted share awards to non-employee directors vest upon a change of control or upon termination of service as a director occurring at least six months after grant date of the award so long as termination is for one of the following reasons: death; disability; retirement in accordance with Tennant policy (e.g., age, term limits, etc.); resignation at request of Board (other than for gross misconduct); resignation following at least six months' advance notice; failure to be renominated (unless due to unwillingness to serve) or reelected by shareholders; or removal by shareholders.

The following table summarizes the activity during the year ended December 31, 2013, for nonvested restricted share awards:

	Shares		Weighted-Average Grant Date Fair Value
Nonvested at beginning of year	142,354	$	33.40
Granted	34,508		48.04
Vested	(24,866)		26.06
Forfeited	(1,053)		40.02
Nonvested at end of year	150,943	$	37.89

The total fair value of shares vested during the year ended December 31, 2013, 2012 and 2011 was $643, $861 and $650, respectively. As of December 31, 2013, there was $1,993 of total unrecognized compensation cost related to nonvested shares which is expected to be recognized over a weighted-average period of 2.1 years.

Performance Share Awards

We grant performance share awards to key employees as a part of our long-term management compensation program. These awards are earned based upon achievement of certain financial performance targets over a three year period. We determine the fair value of these awards as of the date of grant and recognize the expense over a three year performance period. Performance shares are granted in restricted stock units. They are payable in stock and vest solely upon achievement of certain financial performance targets during this three year period.

The 2013 performance share award covers the three year performance period from the beginning of fiscal year 2013 to the end of fiscal year 2015. The 2012 performance share award covers the three year performance period from the beginning of fiscal year 2012 to the end of fiscal year 2014. The 2011 performance share award covered the three year performance period from the beginning of fiscal year 2011 to the end of fiscal year 2013.

The 2010 performance share award covered the three year performance period from the beginning of fiscal year 2010 to the end of fiscal year 2012. Performance shares were granted in restricted stock units. They were paid in cash and vested solely upon achievement of certain financial performance targets during this three year period.

In 2009, we granted a combination of stock options, restricted stock awards and restricted stock units payable in cash to key employees as part of our management compensation program and did not grant performance share awards. These stock options and restricted share awards vested over a three year period and did not contain a performance requirement.

(In thousands, except shares and per share data)

Share-Based Liabilities

As of December 31, 2013 and 2012, we had $292 and $3,650 in total share-based liabilities recorded on our Consolidated Balance Sheets, respectively. During the years ended December 31, 2013, 2012 and 2011 we paid out $3,134, $2,212 and $506 related to 2010, 2009 and 2008 share-based liability awards, respectively.

16. Earnings Per Share

The computations of Basic and Diluted Earnings per Share for the years ended December 31, were as follows:

	2013	2012	2011
Numerator:			
Net Earnings	**$ 40,231**	$ 41,584	$ 32,713
Denominator:			
Basic - Weighted Average Shares Outstanding	**18,297,371**	18,544,896	18,832,693
Effect of dilutive securities:			
Employee stock options	**536,082**	557,120	527,735
Diluted - Weighted Average Shares Outstanding	**18,833,453**	19,102,016	19,360,428
Basic Earnings per Share	**$ 2.20**	$ 2.24	$ 1.74
Diluted Earnings per Share	**$ 2.14**	$ 2.18	$ 1.69

Options to purchase 132,803, 233,655 and 123,292 shares of Common Stock were outstanding during 2013, 2012 and 2011, respectively, but were not included in the computation of diluted earnings per share. These exclusions are made if the exercise prices of these options are greater than the average market price of our Common Stock for the period, if the number of shares we can repurchase under the treasury stock method exceeds the weighted shares outstanding in the options, or if we have a net loss, as the effects are anti-dilutive.

17. Segment Reporting

We are organized into four operating segments: North America; Latin America; Europe, Middle East, Africa; and Asia Pacific. We combine our North America and Latin America operating segments into the "Americas" for reporting Net Sales by geographic area. In accordance with the objective and basic principles of the applicable accounting guidance, we aggregate our operating segments into one reportable segment that consists of the design, manufacture and sale of products used primarily in the maintenance of nonresidential surfaces.

The following table presents Net Sales by operating segment for the years ended December 31:

	2013	2012	2011
Net Sales:			
Americas	**$ 514,544**	$ 491,661	$ 481,426
Europe, Middle East, Africa	**157,208**	166,208	188,338
Asia Pacific	**80,259**	81,111	84,234
Total	**$ 752,011**	$ 738,980	$ 753,998

The following table presents long lived assets by operating segment as of December 31:

	2013	2012	2011
Long-lived assets:			
Americas	**$ 106,409**	$ 100,662	$ 100,843
Europe, Middle East, Africa	**28,296**	31,164	31,126
Asia Pacific	**3,882**	4,499	5,183
Total	**$ 138,587**	$ 136,325	$ 137,152

(In thousands, except shares and per share data)

Accounting policies of the operations in the various operating segments are the same as those described in Note 1 of the Consolidated Financial Statements. Net Sales are attributed to each operating segment based on the country from which the product is shipped and are net of intercompany sales. Information regarding sales to customers geographically located in the United States is provided in Item 1, Business - Segment and Geographic Area Financial Information. No single customer represents more than 10% of our consolidated Net Sales. Long-lived assets consist of Property, Plant and Equipment, Goodwill, Intangible Assets and certain other assets.

The following table presents revenues for groups of similar products and services for the years ended December 31:

	2013	2012	2011
Net Sales:			
Equipment	**$ 444,773**	$ 435,900	$ 452,398
Parts and consumables	**176,442**	175,782	177,999
Service and other	**109,533**	106,048	100,650
Specialty surface coatings	**21,263**	21,250	22,951
Total	**$ 752,011**	$ 738,980	$ 753,998

18. Consolidated Quarterly Data (Unaudited)

	2013			
	Q1	Q2	Q3	Q4
Net Sales	**$ 168,092**	**$ 200,238**	**$ 188,541**	**$ 195,140**
Gross Profit	**72,523**	**87,741**	**81,862**	**83,782**
Net Earnings	**5,059**	**14,254**	**10,617**	**10,301**
Basic Earnings per Share	**$ 0.28**	**$ 0.78**	**$ 0.58**	**$ 0.56**
Diluted Earnings per Share	**$ 0.27**	**$ 0.76**	**$ 0.56**	**$ 0.55**

	2012			
	Q1	Q2	Q3	Q4
Net Sales	$ 173,712	$ 199,493	$ 178,268	$ 187,507
Gross Profit	75,319	88,951	77,563	83,463
Net Earnings	5,324	13,671	8,745	13,844
Basic Earnings per Share	$ 0.28	$ 0.74	$ 0.47	$ 0.75
Diluted Earnings per Share	$ 0.28	$ 0.71	$ 0.46	$ 0.73

The summation of quarterly data may not equate to the calculation for the full fiscal year as quarterly calculations are performed on a discrete basis.

Regular quarterly dividends aggregated $0.72 per share in 2013, or $0.18 per share per quarter, and $0.69 per share in 2012, or $0.17 per share for the first three quarters of 2012 and $0.18 per share for the fourth quarter of 2012.

19. Related Party Transactions

On July 31, 2012, we entered into a share purchase agreement with M&F, as further discussed in Note 4. Two of the M&F shareholders are individuals who were employed by Tennant prior to the transaction date and are no longer employed by Tennant as of the transaction date.

Our May 31, 2011 acquisition of Water Star includes installment payments totaling $1,500 to the former owners of Water Star, as further discussed in Note 4. As of the acquisition date, the former owners of Water Star were current employees of Tennant. As of December 31, 2013, the former owners of Water Star are no longer employees of Tennant.

During the first quarter of 2008, we acquired Sociedade Alfa Ltda. and entered into lease agreements for certain properties owned by or partially owned by the former owners of this entity. Some of these individuals are current employees of Tennant. Lease payments made under these lease agreements are not material to our financial position or results of operations.

ITEM 9 – Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

ITEM 9A – Controls and Procedures

Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and our Principal Financial and Accounting Officer, have evaluated the effectiveness of our disclosure controls and procedures for the period ended December 31, 2013 (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act")). Based on that evaluation, our Chief Executive Officer and our Principal Financial and Accounting Officer have concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including our principal executive and our principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control

There were no significant changes in our internal control over financial reporting during the most recently completed fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our Principal Executive Officer and Principal Accounting and Financial Officer, we conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment under the framework in *Internal Control – Integrated Framework* (COSO) (1992), our management concluded that our internal control over financial reporting was effective as of December 31, 2013.

KPMG LLP, an independent registered public accounting firm, has audited the consolidated financial statements included in this annual report on Form 10-K and, as a part of this audit, has issued their report, included in Item 8, on the effectiveness of our internal control over financial reporting.

/s/ H. Chris Killingstad

H. Chris Killingstad
President and Chief Executive Officer

/s/ Thomas Paulson

Thomas Paulson
Senior Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

Attestation Report of Independent Registered Public Accounting Firm

The attestation report required under this item is contained in Item 8 of this annual report on Form 10-K.

ITEM 9B – Other Information

None.

PART III

ITEM 10 – Directors, Executive Officers and Corporate Governance

The sections entitled "Board of Directors Information" and "Section 16 (a) Beneficial Ownership Reporting Compliance" in our 2014 Proxy Statement are incorporated herein by reference.

The list below identifies those persons designated as executive officers of the Company, including their age, position with the Company and positions held by them during the past five or more years.

Thomas J. Dybsky, Senior Vice President, Administration

Thomas J. Dybsky (64) joined the Company in September 1998 as Vice President of Human Resources. He was named Vice President of Administration in 2004 and Senior Vice President of Administration in October 2013. From June 1995 to September 1998, he was Vice President/Senior Consultant for MDA Consulting.

Andrew J. Eckert, Senior Vice President, The Americas

Andrew J. Eckert (50) joined the Company in 2002 as General Manager, North America. He was promoted to Vice President, North America Sales in 2005, assumed responsibility for North America Sales and Service in 2007 and now serves as Senior Vice President, The Americas. From 2000 to 2002, he was the Senior Vice President of Operations at Storecast Merchandising Company, a national retail merchandising service contractor for the grocery industry. Prior to that, he was Director of Strategic Planning at General Mills and led the automation and cost-reduction efforts for U.S. trade promotional spending. He began his sales career in 1985 at General Mills in Houston, TX, and held a variety of increasing responsibilities including Customer Sales Manager for Fleming Companies and American Stores.

H. Chris Killingstad, President and Chief Executive Officer

H. Chris Killingstad (58) joined the Company in April 2002 as Vice President, North America and was named President and CEO in 2005. From 1990 to 2002, he was employed by The Pillsbury Company, a consumer foods manufacturer. From 1999 to 2002 he served as Senior Vice President and General Manager of Frozen Products for Pillsbury North America; from 1996 to 1999 he served as Regional Vice President and Managing Director of Pillsbury Europe, and from 1990 to 1996 was Regional Vice President of Haagen-Dazs Asia Pacific. He held the position of International Business Development Manager at PepsiCo Inc., from 1982-1990 and Financial Manager for General Electric, from 1978-1980.

Thomas Paulson, Senior Vice President and Chief Financial Officer

Thomas Paulson (57) joined the Company in March 2006 as Vice President and Chief Financial Officer and was named Senior Vice President and Chief Financial Officer in October 2013. Prior to joining Tennant, he was Chief Financial Officer and Senior Vice President of Innovex from 2001 to 2006. Prior to joining Innovex, a manufacturer of electronic interconnect solutions, he worked for The Pillsbury Company for over 19 years. He became a Vice President at Pillsbury in 1995 and was the Vice President of Finance for the $4 billion North American Foods Division for over two years before joining Innovex.

Michael W. Schaefer, Senior Vice President, Chief Technical Officer

Michael W. Schaefer (53) joined the Company in January 2008 as Vice President, Chief Technical Officer and was named Senior Vice President, Chief Technical Officer in October 2013. From 2000 to January 2008, he was Vice President of Dispensing Systems, Lean Six Sigma and Quality at Ecolab, Inc., a provider of cleaning, sanitizing, food safety and infection prevention products and services, where he led R&D efforts for their equipment business, continuous improvement and standardization of R&D processes. Prior to that, he held various management positions at Alticor Corporation and Kraft General Foods.

Don B. Westman, Senior Vice President, Global Operations

Don B. Westman (60) joined the Company in November 2006 as Vice President, Global Operations and was named Senior Vice President, Global Operations in October 2013. Prior to joining Tennant, he was Vice President of Operations – Pump Division for Pentair, Inc., a provider of products and services for the movement, treatment and storage of water, from 2005 to November 2006. From 2003 to 2005, he was Vice President of Operations – Pentair Water. From 1997 to 2003, he was Vice President of Operations for Hoffmans Enclosures, where he began in 1982 as a manufacturing engineering manager.

Heidi M. Wilson, Senior Vice President, General Counsel and Secretary

Heidi M. Wilson (63) joined the Company in 2003 as Assistant General Counsel and Assistant Secretary. She was named Vice President, General Counsel and Secretary in 2005 and Senior Vice President, General Counsel and Secretary in October 2013. She was a partner with General Counsel Ltd. during 2003. From 1995 to 2001, she was Vice President, General Counsel and Secretary at Musicland Group, Inc. From 1993 to 1995, she was Senior Legal Counsel at Medtronic, Inc. Prior to that, she was a partner at Faegre & Benson L.L.P., a Minneapolis law firm, which she joined in 1976.

Richard H. Zay, Senior Vice President, Global Marketing

Richard H. Zay (43) joined the Company in June 2010 as Vice President, Global Marketing and was named Senior Vice President, Global Marketing in October 2013. From 2006 to June 2010, he held various positions with Whirlpool Corporation, a manufacturer of major home appliances, most recently as General Manager, KitchenAid Brand. From 1993 to 2006, he held various positions with Maytag Corporation, including Vice President, Jenn-Air Brand, Director of Marketing, Maytag Brand, and Director of Cooking Category Management.

Business Ethics Guide

We have adopted the Tennant Company Business Ethics Guide, as amended by the Board of Directors in December 2011, which applies to all of our employees, directors, consultants, agents and anyone else acting on our behalf. The Business Ethics Guide includes particular provisions applicable to our senior financial management, which includes our Chief Executive Officer, Chief Financial Officer, Controller and other employees performing similar functions. A copy of our Business Ethics Guide is available on the Investor Relations page of our website, www.tennantco.com, and a copy will be mailed upon request to Investor Relations, Tennant Company, P.O. Box 1452, Minneapolis, MN 55440-1452. We intend to post on our website any amendment to, or waiver from, a provision of our Business Ethics Guide that applies to our Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer, Controller and other persons performing similar functions promptly following the date of such amendment or waiver. In addition, we have also posted copies of our Corporate Governance Principles and the Charters for our Audit, Compensation, Governance and Executive Committees on our website.

ITEM 11 – Executive Compensation

The sections entitled "Director Compensation" and "Executive Compensation Information" in our 2014 Proxy Statement are incorporated herein by reference.

ITEM 12 – Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters

The sections entitled "Equity Compensation Plan Information" and "Security Ownership of Certain Beneficial Owners and Management" in our 2014 Proxy Statement are incorporated herein by reference.

ITEM 13 – Certain Relationships and Related Transactions, and Director Independence

The sections entitled "Director Independence" and "Related Person Transaction Approval Policy" in our 2014 Proxy Statement are incorporated herein by reference.

ITEM 14 – Principal Accountant Fees and Services

The section entitled "Fees Paid to Independent Registered Public Accounting Firm" in our 2014 Proxy Statement is incorporated herein by reference.

PART IV

ITEM 15 – Exhibits and Financial Statement Schedules

A. The following documents are filed as a part of this report:

1. **Financial Statements**

   Consolidated Financial Statements filed as part of this report are contained in Item 8 of this annual report on Form 10-K.

2. **Financial Statement Schedule**

   Schedule II - Valuation and Qualifying Accounts

(In thousands)	2013	2012	2011
Allowance for Doubtful Accounts and Returns:			
Balance at beginning of year	**$ 4,399**	$ 4,829	$ 4,311
Charged to costs and expenses	**1,279**	1,427	1,888
Charged to other accounts [1]	**102**	35	(91)
Deductions [2]	**(1,254)**	(1,892)	(1,279)
Balance at end of year	**$ 4,526**	$ 4,399	$ 4,829
Inventory Reserves:			
Balance at beginning of year	**$ 3,724**	$ 4,173	$ 3,693
Charged to costs and expenses	**1,044**	2,178	4,212
Charged to other accounts [1]	**(88)**	(2)	(102)
Deductions [3]	**(1,430)**	(2,625)	(3,630)
Balance at end of year	**$ 3,250**	$ 3,724	$ 4,173
Valuation Allowance for Deferred Tax Assets:			
Balance at beginning of year	**$ 4,719**	$ 3,229	$ 9,170
Charged to costs and expenses	**2,239**	687	—
Charged to other accounts [4]	**285**	803	(5,941)
Balance at end of year	**$ 7,243**	$ 4,719	$ 3,229

[1] Primarily includes impact from foreign currency fluctuations.

[2] Includes accounts determined to be uncollectible and charged against reserves, net of collections on accounts previously charged against reserves.

[3] Includes inventory identified as excess, slow moving or obsolete and charged against reserves.

[4] Includes a valuation allowance decreased in 2011 due to results of operations and an intercompany transaction that had no impact on 2011 Net Earnings. Other years were primarily the impact from foreign currency fluctuations.

All other schedules are omitted because they are not applicable or the required information is shown in the Consolidated Financial Statements or notes thereto.

3. Exhibits

Item #	Description	Method of Filing
2.1	Share Purchase Agreement dated February 15, 2008 among the Sellers identified therein and Tennant Scotland Limited (excluding schedules and exhibits, which the Company agrees to furnish supplementally to the Securities and Exchange Commission upon request)	Incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K dated February 29, 2008.
3i	Restated Articles of Incorporation	Incorporated by reference to Exhibit 3i to the Company's Form 10-Q for the quarter ended June 30, 2006.
3ii	Certificate of Designation	Incorporated by reference to Exhibit 3.1 to the Company's Form 10-K for the year ended December 31, 2006.
3iii	Amended and Restated By-Laws	Incorporated by reference to Exhibit 3(iii) to the Company's Current Report on Form 8-K dated December 14, 2010.
4.1	Rights Agreement, dated as of November 10, 2006, between the Company and Wells Fargo Bank, N.A., as Rights Agent	Incorporated by reference to Exhibit 1 to Form 8-A dated November 14, 2006.
10.1	Tennant Company 1995 Stock Incentive Plan*	Incorporated by reference to Exhibit 4.4 to the Company's Registration Statement No. 33-62003, Form S-8, dated August 22, 1995.
10.2	Tennant Company Executive Nonqualified Deferred Compensation Plan, as restated effective January 1, 2009, as amended*	Incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q for the quarter ended September 30, 2012.
10.3	Form of Amended and Restated Management Agreement and Executive Employment Agreement*	Incorporated by reference to Exhibit 10.3 to the Company's Form 10-K for the year ended December 31, 2011.
10.4	Schedule of parties to Management and Executive Employment Agreement	Incorporated by reference to Exhibit 10.4 to the Company's Form 10-K for the year ended December 31, 2011.
10.5	Tennant Company Non-Employee Director Stock Option Plan (as amended and restated effective May 6, 2004)*	Incorporated by reference to Exhibit 10.6 to the Company's Form 10-Q for the quarter ended June 30, 2004.
10.6	Tennant Company Amended and Restated 1999 Stock Incentive Plan*	Incorporated by reference to Appendix A to the Company's Proxy Statement for the 2006 Annual Meeting of Shareholders filed on March 15, 2006.
10.7	Long-Term Incentive Plan 2008*	Incorporated by reference to Exhibit 10.2 to the Company's Form 10-Q for the quarter ended March 31, 2008.
10.8	Tennant Company 2007 Stock Incentive Plan*	Incorporated by reference to Appendix A to the Company's Proxy Statement for the 2007 Annual Meeting of Shareholders filed on March 15, 2007.
10.9	Credit Agreement dated as of May 5, 2011	Incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q for the quarter ended June 30, 2011.
10.10	Amendment No. 1 to Credit Agreement dated April 25, 2013	Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on April 25, 2013.
10.11	Deferred Stock Unit Agreement (awards in and after 2008)*	Incorporated by reference to Exhibit 10.17 to the Company's Form 10-K for the year ended December 31, 2007.
10.12	Tennant Company 2009 Short-Term Incentive Plan*	Incorporated by reference to Appendix A to the Company's Proxy Statement for the 2008 Annual Meeting of Shareholders filed on March 14, 2008.
10.13	Tennant Company 2014 Short-Term Incentive Plan*	Incorporated by reference to Appendix B to the Company's Proxy Statement for the 2013 Annual Meeting of Shareholders filed on March 11, 2013.
10.14	Private Shelf Agreement dated as of July 29, 2009	Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on July 30, 2009.
10.15	Amendment No. 1 to Private Shelf Agreement dated as of May 5, 2011	Incorporated by reference to Exhibit 10.2 to the Company's Form 10-Q for the quarter ended June 30, 2011.
10.16	Amendment No. 2 to Private Shelf Agreement dated as of July 24, 2012	Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on July 26, 2012.
10.17	Amended and Restated 2010 Stock Incentive Plan, as Amended*	Incorporated by reference to Appendix A to the Company's Proxy Statement for the 2013 Annual Meeting of Shareholders filed on March 11, 2013.
21	Subsidiaries of the Registrant	Filed herewith electronically.
23.1	Consent of KPMG, LLP Independent Registered Public Accounting Firm	Filed herewith electronically.
31.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer	Filed herewith electronically.
31.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer	Filed herewith electronically.

32.1	Section 1350 Certification of Chief Executive Officer	Filed herewith electronically.
32.2	Section 1350 Certification of Chief Financial Officer	Filed herewith electronically.
101	The following financial information from Tennant Company's annual report on Form 10-K for the period ended December 31, 2013, filed with the SEC on February 28, 2014, formatted in Extensible Business Reporting Language (XBRL): (i) the Consolidated Statements of Earnings for the years ended December 31, 2013, 2012 and 2011, (ii) the Consolidated Statements of Comprehensive Income for the years ended December 31, 2013, 2012 and 2011, (iii) the Consolidated Balance Sheets as of December 31, 2013 and 2012, (iv) the Consolidated Statements of Cash Flows for the years ended December 31, 2013, 2012 and 2011, (v) the Consolidated Statements of Shareholders' Equity for the years ended December 31, 2013, 2012, and 2011, and (vi) Notes to the Consolidated Financial Statements.	Filed herewith electronically.

* Management contract or compensatory plan or arrangement required to be filed as an exhibit to this annual report on Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TENNANT COMPANY

By /s/ H. Chris Killingstad
H. Chris Killingstad
President, CEO and
Board of Directors
Date February 28, 2014

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

By /s/ H. Chris Killingstad
H. Chris Killingstad
President, CEO and
Board of Directors
Date February 28, 2014

By /s/ Thomas Paulson
Thomas Paulson
Senior Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)
Date February 28, 2014

By /s/ Azita Arvani
Azita Arvani
Board of Directors
Date February 28, 2014

By /s/ William F. Austen
William F. Austen
Board of Directors
Date February 28, 2014

By /s/ Carol S. Eicher
Carol S. Eicher
Board of Directors
Date February 28, 2014

By /s/ James T. Hale
James T. Hale
Board of Directors
Date February 28, 2014

By /s/ David Mathieson
David Mathieson
Board of Directors
Date February 28, 2014

By /s/ Donal L. Mulligan
Donal L. Mulligan
Board of Directors
Date February 28, 2014

By /s/ Stephen G. Shank
Stephen G. Shank
Board of Directors
Date February 28, 2014

By /s/ Steven A. Sonnenberg
Steven A. Sonnenberg
Board of Directors
Date February 28, 2014

By /s/ David S. Wichmann
David S. Wichmann
Board of Directors
Date February 28, 2014

Exhibit 21

Subsidiaries of the Registrant

Subsidiary	Jurisdiction of Organization
Applied Kehmaschinen GmbH	Federal Republic of Germany
Applied Sweepers Group Leasing (U.K.)	United Kingdom
Applied Sweepers Holdings. Limited	United Kingdom
Applied Sweepers International Limited	United Kingdom
Floorep Limited	United Kingdom
Hofmans Machinefabriek	Netherlands
Nobles Floor Machines Limited	United Kingdom
Recumbrimientos Tennant, S. de R.L. de C.V.	United Mexican States
Servicios Integrados Tennant, S.A. de C.V.	United Mexican States
Sociedade Alfa Ltda.	Federative Republic of Brazil
Tennant Asia Pacific Holdings Private Ltd.	Republic of Singapore
Tennant Australia Pty Limited	Australia
Tennant B.V.	Netherlands
Tennant CAD Holdings LLC	Minnesota
Tennant Cleaning Systems and Equipment (Shanghai) Co., Ltd.	People's Republic of China
Tennant Cleaning Systems India Private Limited	Republic of India
Tennant Company	Minnesota
Tennant Company Far East Headquarters PTE LTD	Republic of Singapore
Tennant Europe B.V.	Netherlands
Tennant Europe N.V.	Belgium
Tennant S.A.	French Republic
Tennant GmbH & Co. KG	Federal Republic of Germany
Tennant Holding B.V.	Netherlands
Tennant Holdings LLC	Minnesota
Tennant International Holding B.V.	Netherlands
Tennant N.V.	Netherlands
Tennant Netherland Holding B.V.	Netherlands
Tennant New Zealand Ltd.	New Zealand
Tennant Portugal E. de L., S.U., L. da	Portuguese Republic
Tennant SA Holdings LLC	Minnesota
Tennant Sales & Service Canada ULC	British Columbia, Canada
Tennant Sales and Service Company	Minnesota
Tennant Sales and Service Spain, S.A.	Kingdom of Spain
Tennant Scotland Limited	United Kingdom
Tennant Sverige AB	Kingdom of Sweden
Tennant UK Cleaning Solutions Limited	United Kingdom
Tennant UK Limited	United Kingdom
Tennant Uruguay S.A.	Eastern Republic of Uruguay
Tennant Ventas & Servicios de Mexico, S.A. de C.V.	United Mexican States
Tennant Verwaltungs-gesellschaft GmbH	Federal Republic of Germany
TNC CV	Netherlands
Walter-Broadley Machines Limited	United Kingdom
Walter-Broadley Limited	United Kingdom
Water Star, Inc.	Ohio

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Tennant Company:

We consent to the incorporation by reference in the registration statements (Nos. 33-62003, 333-28641, 333-73706, 333-51531, 333-157708, 333-142581, 333-80589, 333-181203, 333-188151, 333-84372, 333-114884, and 333-166342) on Form S-8 and (No. 333-184655) on Form S-3 of Tennant Company of our report dated February 28, 2014, with respect to the consolidated balance sheets of Tennant Company as of December 31, 2013 and 2012, and the related consolidated statements of earnings, comprehensive income, cash flows, and shareholders' equity for each of the years in the three-year period ended December 31, 2013, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2013, which report appears in the December 31, 2013 annual report on Form 10-K of Tennant Company.

/s/ KPMG LLP

Minneapolis, Minnesota
February 28, 2014

Exhibit 31.1

CERTIFICATIONS

I, H. Chris Killingstad, certify that:

1. I have reviewed this annual report on Form 10-K of Tennant Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 28, 2014

/s/ H. Chris Killingstad

H. Chris Killingstad
President and Chief Executive Officer

Exhibit 31.2

CERTIFICATIONS

I, Thomas Paulson, certify that:

1. I have reviewed this annual report on Form 10-K of Tennant Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 28, 2014

/s/ Thomas Paulson

Thomas Paulson
Senior Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

Exhibit 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Tennant Company (the "Company") on Form 10-K for the period ended December 31, 2013 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, H. Chris Killingstad, President and Chief Executive Officer, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
(2) The information contained in this periodic report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 28, 2014

/s/ H. Chris Killingstad
H. Chris Killingstad
President and Chief Executive Officer

Exhibit 32.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER

PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Tennant Company (the "Company") on Form 10-K for the period ended December 31, 2013 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Thomas Paulson, Senior Vice President and Chief Financial Officer, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
(2) The information contained in this periodic report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 28, 2014

/s/ Thomas Paulson

Thomas Paulson
Senior Vice President and Chief Financial Officer

Tennant Company
701 N. Lilac Drive
Minneapolis, Minnesota 55422

March 10, 2014

Dear Shareholder,

I am pleased to invite you to join me, our Board of Directors and senior management team at the 2014 Annual Meeting of Shareholders of Tennant Company to be held on Wednesday, April 23, at 10:30 a.m. (CDT) at the Golden Valley Country Club in Golden Valley, Minnesota.

The attached Notice of Annual Meeting and Proxy Statement describe the business to be conducted at the meeting. We have elected, where possible, to provide access to our proxy materials over the Internet under the Securities and Exchange Commission's "notice and access" rules. We believe that providing our proxy materials over the Internet reduces the environmental impact of our Annual Meeting without limiting our shareholders' access to important information about Tennant.

While I hope you can join me in Golden Valley, whether or not you plan on attending the meeting in person, it is important that your shares be represented and voted at the meeting. We encourage you to read the Proxy Statement and vote your shares, as instructed in the Notice of Internet Availability of Proxy Materials, over the Internet as promptly as possible, or you may request a paper proxy card, which will include a reply envelope, to submit your vote by mail and instructions for voting by telephone.

We appreciate your continued confidence in Tennant and look forward to seeing you at the meeting.

Sincerely,

H. Chris Killingstad
President and Chief Executive Officer

Table of Contents

Proxy Statement........ 1

Board of Directors Information and Qualifications
Information and Qualifications........ 4
Meeting Attendance........ 9
Director Independence........ 9
Board Leadership Structure........ 9
Board's Role in Risk Oversight........ 10
Board Committees........ 11
Board and Committee Member Nominations and Appointments........ 13
Communication with the Board of Directors........ 14
Committee Charters and Other Governance Documents........ 14
Director Compensation........ 15
Item 1 - Election of Directors........ 17

Audit Committee and Independent Registered Public Accounting Firm Information
Fees Paid to Independent Registered Public Accounting Firm........ 18
Audit Committee Report........ 18
Item 2 - Ratification of Independent Registered Public Accounting Firm........ 19

Executive Compensation Information
Compensation Discussion and Analysis........ 20
Summary Compensation Table........ 37
Grants of Plan-Based Awards in 2013........ 39
Outstanding Equity Awards at 2013 Fiscal Year-End........ 40
Option Exercises and Stock Vested in 2013........ 41
Pension Benefits for 2013........ 41
Non-Qualified Deferred Compensation in 2013........ 43
Potential Payments upon Termination or Change in Control........ 44
Item 3 - Advisory Approval of Executive Compensation........ 48
Equity Compensation Plan Information........ 49

Other Information
Security Ownership of Certain Beneficial Owners and Management........ 50
Section 16(a) Beneficial Ownership Reporting Compliance........ 53
Related-Person Transaction Approval Policy........ 53
Political Contribution Policy........ 54
Shareholder Proposals........ 54

NOTICE OF
ANNUAL MEETING OF SHAREHOLDERS

Time and Date:	10:30 a.m. Central Daylight Time Wednesday, April 23, 2014
Place:	Golden Valley Country Club 7001 Golden Valley Road Golden Valley, Minnesota 55427
Items of Business:	(1) Elect four directors to a three-year term; (2) Ratify the appointment of KPMG LLP ("KPMG") as our independent registered public accounting firm for 2014; and (3) Advisory approval of executive compensation.
Who May Vote:	You may vote if you were a shareholder of record as of the close of business on February 24, 2014.
Proxy Voting:	It is important that your shares are voted, whether or not you attend the meeting. Please vote your shares, as instructed in the Notice of Internet Availability of Proxy Materials, by voting over the Internet as promptly as possible. You may also follow the instructions on the Notice of Internet Availability of Proxy Materials to request a paper proxy card, which will include a reply envelope, to submit your vote by mail and instructions for voting by telephone. Your prompt response will help reduce solicitation costs incurred by us.

March 10, 2014

Heidi M. Wilson, Secretary

TENNANT COMPANY PROXY STATEMENT

Why did I receive a Notice of Internet Availability of Proxy Materials?

Tennant Company ("we," "us," "our," "the Company"), on behalf of our Board of Directors ("Board"), is supplying this Proxy Statement in order to obtain your Proxy vote in connection with the Annual Meeting of Shareholders.

The Annual Meeting will be held at the Golden Valley Country Club, 7001 Golden Valley Road, Golden Valley, Minnesota, on Wednesday, April 23, 2014, at 10:30 a.m. Central Daylight Time.

The Notice of Internet Availability of Proxy Materials is being mailed to shareholders on or about March 10, 2014.

How do I access the proxy materials?

Under rules of the Securities and Exchange Commission, we are furnishing proxy materials to our shareholders on the Internet, rather than mailing printed copies to our shareholders.

If you received a Notice of Internet Availability of Proxy Materials by mail, you will not receive a printed copy of the proxy materials unless you request one as instructed in that notice. Instead, the Notice of Internet Availability of Proxy Materials will instruct you as to how you may access and review the proxy materials, and vote, on the Internet.

If you received a Notice of Internet Availability of Proxy Materials by mail and would like to receive a printed copy of our proxy materials, please follow the instructions included in the Notice of Internet Availability of Proxy Materials.

What is a Proxy?

The Proxy serves as a ballot for elections to our Board, as well as listing information about any other items to be discussed and voted on at the Annual Meeting. It allows an authorized agent to act on your behalf in the event you do not attend the Annual Meeting in person.

Who is entitled to vote?

You may vote if you owned shares of our Common Stock as of the close of business on February 24, 2014. As of February 24, 2014, there were 18,493,451 shares of Common Stock outstanding, each entitled to one vote.

How do I vote?

You may vote in one of four ways:

1. *By Internet*

You may access the website at www.proxyvote.com to cast your vote 24 hours a day, 7 days a week, until 11:59 p.m. (EDT) on April 22, 2014. Please have your Notice of Internet Availability of Proxy Materials or, if you have requested one, your Proxy Card, in hand and the last four digits of your social security number available to verify your identity. Follow the instructions provided to obtain your records and create an electronic ballot.

2. *By Phone*

Request a Proxy Card from us by following the instructions on your Notice of Internet Availability of Proxy Materials. Then you may call 1-800-690-6903 by using any touch-tone phone, 24 hours a day, 7 days a week, until 11:59 p.m. (EDT) on April 22, 2014. Have your Proxy Card in hand when calling. You will need to provide the last four digits of your social security number to verify your identity. Follow the voice prompts to cast your vote.

3. *By Mail*

Request a Proxy Card from us by following the instructions on your Notice of Internet Availability of Proxy Materials. Mark, sign and date your Proxy Card and return it in the postage-paid envelope that will be provided, or return it to Tennant Company, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

4. *In person at the Annual Meeting*

All shareholders may vote in person at the Annual Meeting. Paper ballots will be available for voting at the meeting. See below for instructions on voting in person if your shares are held through a third party.

What happens if my shares are held in an account at a brokerage firm, bank, broker-dealer or similar organization?

If your shares are held in an account at a brokerage firm, bank, broker-dealer or other similar organization, then you are the beneficial owner of shares held in "street name," and the Notice of Internet Availability of Proxy Materials was forwarded to you by that organization. The organization holding your account is considered the shareholder of record for purposes of voting at the Annual Meeting.

As a beneficial owner, you have the right to direct that organization on how to vote the shares held in your account. You should follow the instructions received from that organization to vote your shares. Shares held beneficially in street name may be voted in person only if you obtain a legal proxy from the broker, trustee or nominee that holds your shares giving you the right to vote the shares.

Can my broker vote my shares on my behalf without receiving voting instructions from me?

The election of directors and the advisory approval of executive compensation will be considered proposals on which your broker does not have discretionary authority to vote. Thus, if your shares are held in street name and you do not provide instructions as to how your shares are to be voted on these matters, your broker or other nominee will not be able to vote your shares on these matters.

Accordingly, we urge you to provide instructions to your broker or nominee so that your votes may be counted on these matters. You should vote your shares by following the instructions provided on the voting instruction card that you receive from your broker.

What happens if my shares are held in the Tennant Company Retirement Savings Plan?

If your shares are held in the Tennant Company Retirement Savings Plan ("Savings Plan"), your vote will be communicated to the Trustee who will vote all shares held in the Savings Plan in proportion to votes cast by all participants who submit voting instructions. Your Proxy Card includes shares you hold in the Savings Plan. To be effective, your voting instructions must be received by the Trustee by April 20, 2014. Shares held in the Savings Plan may not be voted in person.

Can the Trustee vote my shares on my behalf without receiving voting instructions from me?

The Trustee will vote all shares held in the Savings Plan in proportion to votes cast by all participants who submit voting instructions timely. You should vote your shares by following the instructions described above and set forth on your Proxy Card.

How is my Proxy voted?

Shares represented by Proxy will be voted in the following manner:

- As specified by the Proxy; or
- Where a Proxy is submitted, but no specification is given, shares will be voted as the Board recommends, which is that you vote FOR each of the nominees listed in Item 1 (election of directors), FOR Item 2 (ratification of independent registered public accounting firm) and FOR Item 3 (advisory approval of executive compensation).

Why should I vote?

Your vote is important! It ensures that your ownership interests are represented even if you are unable to attend the Annual Meeting in person. A promptly voted Proxy will save us additional solicitation expense.

May I revoke my Proxy or change my vote?

Proxies may be revoked at any time before being voted at the Annual Meeting. The Proxy may be revoked or changed only by use of the following methods:

- Sending a signed, written notice of revocation, dated later than the Proxy, to the attention of the Secretary at the Company's address listed on page 3 of this Proxy Statement;
- Sending a signed Proxy, dated later than the prior Proxy, to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, New York 11717;
- Voting again by telephone or on the Internet prior to the Annual Meeting; or
- Attending the Annual Meeting, revoking your Proxy and voting in person. Your attendance at the Annual Meeting will not revoke your Proxy unless you revoke your Proxy.

- For shares held in an account at a brokerage firm, bank, broker-dealer or other similar organization, or in the Savings Plan, see restrictions described above.

How many votes are needed to hold the Annual Meeting?

The meeting can take place when holders of a majority of the outstanding shares of common stock, either in person or by Proxy, are present at the meeting. This is known as a quorum. Abstentions and broker non-votes will be counted as present when determining whether a quorum exists.

What is a broker non-vote?

Broker non-votes are shares held of record by a broker that are not voted on a matter because the broker has not received voting instructions from the beneficial owner of the shares and either lacks or declines to exercise the authority to vote the shares in its discretion.

How many votes are needed to elect directors?

As established by Minnesota Statute 302A.215, the affirmative vote of a plurality of outstanding shares of common stock present and entitled to vote is required to elect each director nominated. The director nominees with the most votes will be elected. If you (or a broker), either in person or by Proxy, withhold your vote or do not give authority to vote for a director, your shares will not be voted in favor of such director nominee.

How many votes are needed to ratify KPMG as the independent registered public accounting firm for our Company?

The affirmative vote of the holders of a majority of outstanding shares of common stock present and entitled to vote is required to ratify the appointment of KPMG as our independent registered public accounting firm (provided that the number of shares voted in favor of the proposal constitutes more than 25% of the outstanding shares). For this purpose, a shareholder voting through a Proxy who abstains with respect to ratification of KPMG is considered to be present and entitled to vote, and is in effect a negative vote; however, broker non-votes will not be counted as votes on this matter and will have no effect.

How many votes are needed to approve the advisory approval of executive compensation?

The approval on this matter is advisory and not binding on the Company. The Company will consider shareholders to have approved our executive compensation if the number of votes cast FOR this proposal exceed the number of votes cast AGAINST it. For this purpose, a shareholder who abstains with respect to this proposal and any broker non-votes on this proposal will have no effect.

Who will pay the cost of this Proxy solicitation?

We will bear the cost of solicitation. Proxies may be solicited on our behalf by directors, officers or employees, in person or by telephone, electronic transmission and facsimile transmission. No additional compensation will be paid to such persons for such solicitation. We will reimburse banks, brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending Proxy materials to beneficial owners of shares.

What address should I use for correspondence with the Company?

Our principal executive office is located at 701 North Lilac Drive, P.O. Box 1452, Minneapolis, Minnesota, 55440-1452.

BOARD OF DIRECTORS INFORMATION AND QUALIFICATIONS

Director Nominees for Terms Expiring in 2014 (Class I Directors):



CAROL S. EICHER, 55 **Director Since 2008**

- Retired Business President for Coating Materials and Building and Construction for The Dow Chemical Company, a manufacturer and seller of chemicals, plastic materials, agricultural and other specialized products and services. Business President for Coating Materials and Building and Construction for Dow Chemical from September 2012 to July 2013. Business Group Vice President for Building and Construction for Dow Chemical from August 2010 to August 2012. Business Director, Performance Monomers, for Dow Chemical from April 2009 to July 2010.
- Vice President/Global Business Director, Primary Materials and Process Chemicals, Rohm and Haas Company, a developer of solutions for the specialty materials industry acquired by Dow Chemical in 2009, from 2003 to July 2010. General Manager, Americas & Europe, Electronics, Organic Specialties, for Rohm and Haas from 2001 - 2003. Business Director, Organic Specialties, for Rohm and Haas from 2000 - 2001.
- Held various senior management positions with Ashland Chemical Company, a division of Ashland, Inc., from 1992 - 2000.
- Held various management positions with E.I. DuPont de Nemours and Company, Inc., from 1979 - 1992.
- Member of the Audit, Governance and Executive Committees.

Qualifications: Ms. Eicher brings a wealth of global manufacturing, operations and merger and acquisition experience from her senior leadership positions at The Dow Chemical Company, Rohm and Haas Company, Ashland Chemical Company and E.I. DuPont de Nemours and Company, Inc. In these positions she has led expansion efforts in developing countries and can provide insights as to the issues we may face as we expand our presence in Brazil, China, the Middle East and other developing countries.



DAVID MATHIESON, 59 **Director Since 2006**

- Principal of David Mathieson LLC, a company offering management consulting, project management and interim management, since October 2012 and from September 2010 to May 2011.
- Executive Vice President and Chief Financial Officer for Comverge, Inc., a clean energy company providing demand management solutions in the form of peaking and base load capacity to electric utilities, grid operators and associated electricity markets, from May 2011 to October 2012.
- Senior Vice President and Chief Financial Officer for RSC Holdings, Inc., a provider of equipment rental services, from January 2008 to May 2010.
- Vice President and Chief Financial Officer for Brady Corporation, an international manufacturer and marketer of identification solutions and specialty materials, from 2003 - 2007. European Finance Director for Brady Corporation from 2001 - 2003.
- Held various executive positions with Honeywell International, Inc., from 1981 - 2001, including Vice President and Chief Financial Officer of Honeywell Europe.
- Chair of the Audit Committee, member of the Governance and Executive Committees.

Qualifications: Mr. Mathieson, a Scottish native, has extensive management experience and global financial expertise from his consulting, executive and financial roles with David Mathieson LLC, Comverge, Inc., RSC Holdings, Inc., Brady Corporation, Honeywell, Inc., and other multinational public companies. In addition, he has led global acquisition teams and implemented systematic processes to measure and enhance operational effectiveness, a skill set that has proved invaluable to us as we continue to improve profit margins and make our internal operations more scalable.



DONAL L. MULLIGAN, 53 **Director Since 2009**

- Executive Vice President and Chief Financial Officer for General Mills, Inc., the world's sixth largest food company, since 2007.
- Held various executive positions with General Mills from 2001 - 2007, including Vice President Financial Operations for the International division; Vice President Financial Operations for Operations and Technology and Vice President and Treasurer.
- Served as Chief Financial Officer, International, for The Pillsbury Company from 1999 - 2001.
- Held various international positions with PepsiCo Inc. and YUM! Brands, Inc., including Regional CFO, Americas, Finance Director, Asia, and Finance Director, Canada, from 1987 - 1998.
- Member of the Audit, Compensation and Executive Committees.

Qualifications: Mr. Mulligan is the Executive Vice President and Chief Financial Officer for General Mills, Inc. He was selected by the Board not only because of his financial expertise and his various senior financial and operations leadership positions at large multinational public companies, but also because of his knowledge in developing, marketing and branding innovative products, which is particularly relevant to our current business, which involves the regular introduction of new and innovative products to the market.



STEPHEN G. SHANK, 70

Director Since 2000
Lead Director Since 2009

- Retired Chief Executive Officer and Chair of the Board for Capella Education Company, an accredited online university offering undergraduate and graduate degree programs; current member of Board of Directors of Capella.
- Chair for Capella from 1993 to February 2010. CEO for Capella from 1993 to March 2009.
- Chairman and Chief Executive Officer for Tonka Corporation from 1979 - 1991, and General Counsel from 1974 - 1978.
- Practiced law at Dorsey & Whitney LLP from 1972 - 1974.
- Lead Director, Chair of the Compensation and Executive Committees, member of the Governance Committee.

Qualifications: Mr. Shank has a unique background and skills that qualify him not only to be on the Board, but to serve in the role of Lead Director. He was a corporate lawyer with Dorsey & Whitney LLP, a well-recognized Minneapolis law firm, served as General Counsel and then became the CEO of Tonka Corporation, and developed and took public one of the first successful accredited online universities, Capella Education Company. He has retired as CEO and Chair of Capella but continues to serve on Capella's board. He is able to devote considerable attention to our Company matters and brings a visionary yet disciplined approach to our business.

Directors Whose Terms Expire in 2015 (Class II Directors):



STEVEN A. SONNENBERG, 61

Director Since 2005

- Executive Vice President, Emerson Electric Company, and President for Emerson Process Management, a worldwide technology and engineering company, since October 2008.
- President for Rosemount, Inc., a business unit of Emerson Electric Company, from 2002 to October 2008. Held various positions with Rosemount and Emerson, including General Manager for Rosemount China and President for Emerson Process Management Asia Pacific, from 1992 - 2002.
- Member of the Compensation, Governance and Executive Committees.

Qualifications: Mr. Sonnenberg is an expert in global sales, operations and expansion. His leadership roles with Emerson Electric Company and its various divisions have helped him acquire a specific expertise in process improvement, grounded in systems and metrics that are critical to successful, scalable growth and expansion, which applies directly to our recent process improvement and growth initiatives. His experience with global acquisitions and joint ventures is particularly valuable as we grow our global business.



DAVID S. WICHMANN, 51 — **Director Since 2009**

- President, Operations and Technology, and Chief Financial Officer for UnitedHealth Group Incorporated, a diversified health and well-being company, since January 2011.
- Held various executive positions with UnitedHealth Group since 1998, including President, Operations and Technology, President, Commercial Market Group, President and Chief Operating Officer, UnitedHealthcare, President and Chief Executive Officer, Specialized Care Services, and Senior Vice President, Corporate Development.
- Partner, Arthur Andersen, from 1995 - 1998.
- Chief Financial Officer for Advance Machine Company from 1992 - 1994.
- Member of the Audit, Compensation and Executive Committees.

Qualifications: Mr. Wichmann was selected by the Board for his global financial and operations expertise. In addition to being a seasoned senior executive with UnitedHealth Group Incorporated, he has experience across multiple businesses through his early consulting practice with Arthur Andersen and as Chief Financial Officer of a company in the same business segment as our Company. His understanding of business processes, finance, accounting and internal controls adds discipline to our growth initiatives.

Directors Whose Terms Expire in 2016 (Class III Directors):



AZITA ARVANI, 51 — **Director Since 2012**

- Head of Partnering and Alliances for Nokia Solutions and Networks (formerly known as Nokia Siemens Networks), a mobile broadband company, since September 2012. Head of Innovation Strategy for Nokia Siemens from September 2011 to August 2012.
- Principal and Founder of Arvani Group Inc., a boutique business consulting firm specializing in the mobile and wireless industry, from 2002 - 2011.
- Vice President, Business Development and Strategy, for ActiveSky, provider of an online mobile multimedia application development and distribution platform, from 2000 - 2001.
- Held various senior technical and business positions, including Director, Corporate Business Strategy, for Xerox Corporation, a business process and document management company, from 1996 - 2000.
- Member of the Governance and Executive Committees.

Qualifications: Ms. Arvani, through her work with Nokia Solutions and Networks, brings extensive experience in disruptive technologies. As a consultant and executive leader, she has helped a diverse set of companies develop and commercialize game-changing technologies which contributes significant value as we evolve our Orbio® water-based and other sustainable cleaning technologies.



WILLIAM F. AUSTEN, 55 **Director Since 2007**

- Executive Vice President and Chief Operating Officer for Bemis Company, Inc., the largest flexible packaging company in the Americas and a major international manufacturer of pressure-sensitive materials used for labels, decoration and signage, since November 2013. Group President for Bemis from May 2012 to October 2013. Vice President, Operations, for Bemis from 2004 to April 2012.
- President and Chief Executive Officer for Morgan Adhesives Company from 2000 - 2004.
- Held various positions with General Electric Company from 1980 - 2000, culminating in General Manager, Switch Gear Business.
- Member of the Audit, Compensation and Executive Committees.

Qualifications: Mr. Austen brings a broad strategic perspective as one of the top leaders at Bemis Company where he serves as Executive Vice President and Chief Operating Officer. He is a talented leader in global manufacturing and operations with experience in global mergers, acquisitions and business integration. This experience is relevant to our business due to our international operations and growth through acquisitions.



JAMES T. HALE, 73 **Director Since 2001**

- Corporate Governance Consultant since 2004.
- Executive Vice President, General Counsel and Corporate Secretary for Target Corporation from 2000 - 2004. Senior Vice President, General Counsel and Corporate Secretary for Target from 1981 - 2000.
- Held various Vice President positions with General Mills, Inc., from 1979 - 1981.
- Practiced law at Faegre & Benson LLP (predecessor to Faegre Baker Daniels, LLP) from 1966 - 1979.
- Chair of the Governance Committee, member of the Compensation and Executive Committees.

Qualifications: Mr. Hale, a corporate governance expert and the former General Counsel and Executive Vice President of Target Corporation, has significant experience working with public company corporate governance. As part of his past legal experience in private practice and in-house at General Mills, Inc. and Target Corporation, he also acquired significant experience with mergers and acquisitions.



H. CHRIS KILLINGSTAD, 58 **Director Since 2005**

- President and Chief Executive Officer for Tennant Company since 2005.
- Vice President, North America, for Tennant from 2002 - 2005.
- Held various senior management positions with The Pillsbury Company, including Senior Vice President and General Manager, from 1990 - 2002.
- International Business Development Manager for PepsiCo Inc. from 1982 - 1990.
- Financial Manager for General Electric from 1978 - 1980.

Qualifications: Mr. Killingstad, our President and CEO, through his work with General Electric, PepsiCo Inc. and The Pillsbury Company, as well as with the Company, has led global expansion and turnaround efforts and has developed expertise in the areas of product innovation, brand marketing and building strong leadership teams. He has also developed and grown start-up enterprises within a corporate environment, a skill that he is applying to our water-based and other sustainable cleaning technologies business expansion.

Meeting Attendance

During 2013, our Board met on four occasions. All directors attended at least 75% of Board and respective Committee meetings on which they serve.

As set forth in our Corporate Governance Principles, all members of our Board are encouraged to attend all annual meetings of shareholders. All directors attended the 2013 Annual Meeting of Shareholders.

Director Independence

Our Board uses criteria established by the New York Stock Exchange ("NYSE") and the Securities and Exchange Commission to determine director independence. The Governance Committee reviews relevant information no less than annually to determine whether the Board members meet the applicable criteria. Our Board has determined that Mmes. Arvani and Eicher and Messrs. Austen, Hale, Mathieson, Mulligan, Shank, Sonnenberg and Wichmann are independent based on the standards referred to above.

The only relationships that exist between our directors and our Company or management are ordinary course of business commercial transactions involving the purchase of the Company's products and product maintenance services by companies that employ certain of our directors or our purchase of products and services from companies that employ certain of our directors. These transactions were considered by our Board in determining the independence of our directors.

For 2013, the Board considered the fact that the following non-management directors are affiliated with entities that purchased goods and/or product maintenance services from us as follows: (i) Mr. Austen's employer, Bemis Company, Inc., or its affiliates, in the approximate amount of $62,160; (ii) Ms. Eicher's former employer, The Dow Chemical Company, or its affiliates, in the approximate amount of $132,989; (iii) Mr. Mulligan's employer, General Mills, Inc., or its affiliates, in the approximate amount of $210,273; and (iv) Mr. Sonnenberg's employer, Emerson Electric Company, or its affiliates, in the approximate amount of $194,022; such amounts were less than 2% of our and their respective employer's gross revenues (which, in each case, are greater than $1 million) for the year.

Based on the relevant facts and circumstances, Ms. Eicher and Messrs. Austen, Mulligan and Sonnenberg do not have a material interest in these ordinary course of business transactions.

In addition, certain of our non-management directors are affiliated with entities that have business relationships with us where we purchase goods. The Board also considered that the Company has purchased: (i) various machine parts from subsidiaries of Bemis Company, Inc., Mr. Austen's employer, in the approximate amount of $187,889; (ii) various machine parts from subsidiaries of Emerson Electric Company, Mr. Sonnenberg's employer, in the approximate amount of $17,666; and (iii) vision insurance from a subsidiary of UnitedHealth Group, Mr. Wichmann's employer, in the approximate amount of $105,582.

Based on the relevant facts and circumstances, Messrs. Austen, Sonnenberg and Wichmann do not have a material interest in these ordinary course of business commercial transactions. In addition, the amounts we paid to each of these companies in 2013 were less than 2% of the respective company's gross revenues (which are greater than $1 million).

The Board was provided with this information and concluded that none of the relationships interfere with the independence of these directors or present a conflict of interest.

Board Leadership Structure

Our Board has four standing committees: Audit, Compensation, Governance and Executive. Each of the Board committees is comprised solely of independent directors with each committee having its own chair.

Our President and Chief Executive Officer ("CEO"), Mr. Killingstad, is a member of our Board. However, as was the case with his predecessor, he does not serve as Chair of the Board. He works closely with our Lead Director to set and approve the agenda of the Board meetings, to ensure that there is an appropriate flow of information to the Board, and to make sure that management properly and adequately addresses matters of interest to the Board.

Mr. Killingstad conducts the actual Board meetings but our Lead Director conducts the meetings of the Executive Committee of the Board, which consists of all non-management directors. Currently, the positions of Lead Director and Chair of the Executive Committee are combined.

Our Board initially appointed Stephen Shank, Chair of the Executive Committee, as Lead Director in August 2009. Our Board's criterion for Lead Director is that he or she must be an independent director appointed by the Board and elected by a majority of the full Board.

The role of the Lead Director is to provide independent leadership to our Board, act as a liaison between the non-management directors and the Company and ensure that our Board operates independently of management.

The Lead Director is appointed for a one-year term and may serve successive terms, but our Board retains the right to remove or replace the Lead Director in its discretion. The person serving as Chair of the Executive Committee shall typically also be the Lead Director, unless our Board decides otherwise.

The principal responsibilities assigned to the Lead Director include:

- Chairing the Board in the absence of our CEO;
- Organizing and presiding over all executive sessions of our Board;
- Serving as liaison between the non-management members of the Board and our CEO;
- In concert with our CEO and other directors, setting and approving the agenda for Board meetings, including approval of schedules to assure sufficient time for discussion of all agenda items;
- In concert with our CEO and committee chairs, ensuring the appropriate flow of information to the Board and reviewing the adequacy and timing of documentary materials provided to the Board;
- Communicating to management as appropriate the results of private discussions among independent directors;
- Holding one-on-one discussions with individual directors where requested by the directors or the Board;
- Ensuring his or her availability for consultation and direct communication with major shareholders, if requested by such shareholders; and
- Carrying out other duties as requested by our Board.

Our Board has chosen this leadership structure because it believes that it fosters good communication between management and the Board, provides strong independent leadership to oversee and challenge management and provides the optimal level of Board involvement in strategic decision making and risk oversight.

<u>Board's Role in Risk Oversight</u>

General

Our Board takes an active role in risk oversight of the Company both as a full Board and through its Committees. The agendas for our Board and Committee meetings are specifically designed to include an assessment of opportunities and risks inherent in our operations, strategies and compensation plans.

Our Board meets in executive session after each regularly scheduled Board meeting to, among other things, assess the quality of the meetings and to collect feedback for our Lead Director to present to our CEO and management. Such feedback includes any requests for specific information to assist our Board in carrying out its duties, including risk oversight. We believe that the process followed by our independent directors and led by our Lead Director provides an appropriate level of Board oversight of risk.

Annual Risk Assessment Process

We conduct an annual enterprise-wide risk assessment. A formal report is delivered to our Audit Committee and to our Board each December. Risk assessment updates are provided at each regularly scheduled quarterly Audit Committee and Board meeting and more frequently if requested by a Committee, our Board or recommended by management.

The objectives for the risk assessment process include (i) facilitating the NYSE governance requirement that our Audit Committee discuss policies around risk assessment and risk management, (ii) developing and addressing a defined list of key risks to be shared with our Audit Committee, Board and management, (iii) reviewing management's risk mitigation efforts, (iv) determining whether there are risks that require additional or higher priority mitigation efforts, (v) facilitating discussion of the risk factors to be included in Item 1A of our Annual Report on Form 10-K, and (vi) guiding the development of the next year's audit plans.

The risk assessment process is conducted by our outsourced internal auditor and through members of an internal risk committee ("Risk Committee") consisting of senior level staff from the legal, finance and risk departments. Together they review our enterprise risk assessment process, conduct a detailed enterprise risk assessment, communicate the results of the risk assessment, evaluate management's past mitigation efforts, assess management's preparedness to address the identified risks and recommend risk mitigation activities.

The process links the risk areas with our strategies, objectives and entity-level controls where senior management and global employees participate in risk identification, ranking and assessment of management preparedness to address identified risks. The risk profiles and current and future mitigating actions are discussed and refined during subsequent discussions with management.

The internal auditor surveys key department and functional leaders from all functions and geographies and then, along with members of our Risk Committee, facilitates group meetings to identify and evaluate risks and the steps being taken to mitigate the risks. Any identified risks are prioritized based on the potential exposure to the business and measured as a function of severity of impact and likelihood of occurrence.

Non-Ordinary Course Expenditure Policy

To monitor transactions that could potentially expose us to risk, our Board has a formal delegation of authority policy for non-ordinary course expenditures which specifies areas for which Board review and approval are required.

Compensation Risk Review

Annually, our Compensation Committee discusses our executive and non-executive employee compensation policies, practices and designs regarding the appropriateness of the level of enterprise risk associated with our incentive plans, including a review of the metrics and checks and balances that mitigate risks for inappropriate or fraudulent behavior which could potentially arise in connection with our plans, including our short-term and long-term incentive compensation plans and sales commission and incentive plans. Such plans are administered within a framework reviewed by our Compensation Committee.

In February 2014, management presented our Compensation Committee with its analysis of the risks associated with our compensation policies and practices and its conclusion that such policies and practices are not reasonably likely to have a material adverse effect on us, and our Compensation Committee discussed this conclusion with management.

Board Committees

As mentioned above, we have four standing committees of our Board: Audit, Compensation, Governance and Executive. Membership on these committees is limited to independent directors.

Our Board has determined that each of our committee members is free of any relationship that would interfere with their exercise of independent judgment and is an independent director within the meaning of the listing standards of the NYSE and applicable Securities and Exchange Commission regulations and, if applicable, certain Internal Revenue Code provisions.

Audit Committee

Our Audit Committee is comprised of David Mathieson (Chair), William F. Austen, Carol S. Eicher, Donal L. Mulligan and David S. Wichmann.

Our Board uses the listing standards of the NYSE to determine whether our Audit Committee members possess the requisite financial literacy to serve on the Committee. Our Board has determined that all Audit Committee members are financially literate and independent.

At least one member of our Audit Committee must have accounting or related financial management expertise as required by NYSE rules. Our Audit Committee endeavors to have at all times a member who qualifies as an "audit committee financial expert" as defined by the Securities and Exchange Commission.

Our Board has determined that Messrs. Mathieson, Mulligan and Wichmann, all of whom are certified public accountants with extensive experience in financial management, satisfy the requirements of an "audit committee financial expert" and that their expertise has been acquired through training and relevant experience.

Our Audit Committee operates under a written charter adopted by our Board, which was most recently amended on December 14, 2010. Our Audit Committee is required to meet no less than four times throughout the year and in 2013 met on ten occasions.

The primary functions of our Audit Committee are to oversee:

- The integrity of our financial statements;
- Our compliance with legal and regulatory requirements;
- The independent registered public accounting firm's qualifications, independence and performance;
- The performance of our internal audit function;
- Our system of internal controls over financial reporting;
- Our risk assessment and management policies; and
- Significant financial matters.

Compensation Committee

Our Compensation Committee is comprised of Stephen G. Shank (Chair), William F. Austen, James T. Hale, Donal L. Mulligan, Steven A. Sonnenberg and David S. Wichmann, all of whom meet the criteria for independence under the NYSE listing standards, Section 162(m) of the Internal Revenue Code and Rule 16b-3 of the Securities Exchange Act of 1934, as amended ("Exchange Act").

Our Compensation Committee operates under a written charter adopted by our Board, which was most recently amended on August 14, 2013. Our Compensation Committee is required to meet no less than two times throughout the year and in 2013 met on four occasions.

The primary functions of our Compensation Committee are to assist us in maximizing shareholder value by ensuring that executive officers are compensated in accordance with our philosophy, objectives and policies. Specifically, our Compensation Committee has established a total compensation policy that:

- Supports our overall strategy and objectives;
- Attracts and retains key executive officers;
- Links total compensation to financial performance and the attainment of strategic objectives;
- Provides competitive total compensation opportunities at a reasonable cost while enhancing short-term and long-term shareholder value creation;
- Does not incent risk-taking behavior that would be likely to have a material adverse effect on our Company; and
- Provides transparency consistent with good corporate governance practices.

Our Compensation Committee sets the compensation for our executive officers and evaluates their compensation against performance goals and objectives. The Committee also reviews management's process for assessing whether incentive compensation plans for both executive and non-executive employees are likely to have a material adverse effect on our Company.

In February 2014, our Compensation Committee conducted its annual review of our incentive plans and of management's conclusion that the plans do not pose a level of risk that could have a material adverse effect on our Company.

In addition, the Committee recommends pay levels for non-management directors including retainers and fees for approval by our full Board. Given the inherent conflict of directors setting their own pay levels, these recommendations take into consideration external market information, primarily in the form of competitive market data, received from Aon Hewitt ("Hewitt"), the Company's independent compensation consultant.

Use of Outside Compensation Consultants

Our Compensation Committee engages outside compensation consultants to assist it in the performance of its duties.

In August of 2013, the Committee retained Hewitt to advise it on 2014 executive officer and non-management director compensation. It selected Hewitt because it has one of the world's largest global executive compensation operations and provides executive compensation expertise in the areas of tax, regulatory compliance, corporate governance, plan design and competitive intelligence regarding compensation plans and comparative metrics. Hewitt's services for 2014 are expected to be substantially similar to what they provided in 2013, namely (i) making recommendations regarding the form and amounts of executive officer and non-management director compensation, (ii) providing market and performance data as a backdrop to the Committee's decisions regarding executive officer and non-management director compensation, and (iii) advising the Committee as to best practices and recent legal, governance and regulatory considerations regarding executive officer and non-management director compensation. Hewitt has performed services for our Compensation Committee since 2008.

Hewitt reports directly to our Compensation Committee and works collaboratively, as directed by the Chair of the Committee, with management. Our Compensation Committee annually evaluates Hewitt's ability to provide independent advice and has concluded that Hewitt was independent with regard to the services it provided to the Committee in 2013 because (i) it reported directly to the Committee, (ii) the Committee could solicit advice and consultation without management's direct involvement and (iii) all of the services performed by Hewitt in 2013 were at the request of the Committee.

In addition, our Compensation Committee assessed Hewitt's independence pursuant to Securities and Exchange Commission rules and concluded that no conflict of interest exists that would prevent Hewitt from independently advising the Compensation Committee.

Our Compensation Committee has established a process to limit potential conflicts of interest should management desire to seek advice from the Committee's retained outside compensation consultant for non-executive compensation matters. Specifically, the Committee determined that if management desires to use the consultant to provide any advice on non-executive compensation matters, the consultant shall contact the Chair and inform the Chair of such request for non-executive compensation services.

The Committee delegated to the Chair the authority to make a decision as to whether the service is appropriate. The Chair is required to inform the Committee of any such request or approval granted no later than at the next scheduled meeting of the Compensation Committee.

The outside consultant, no less than annually, must provide a summary to the Committee describing any non-executive compensation services provided to our Company. No such services were provided in 2013.

Additional information about the role of the compensation consultant is set forth below under "Compensation Discussion and Analysis, Compensation Determination Process."

Governance Committee

Our Governance Committee is comprised of James T. Hale (Chair), Azita Arvani, Carol S. Eicher, David Mathieson, Stephen G. Shank and Steven A. Sonnenberg.

Our Governance Committee operates under a written charter adopted by our Board, which was last amended on February 18, 2004. Our Governance Committee does not have a required number of meetings. In 2013, our Governance Committee met on three occasions.

The primary purpose of our Governance Committee is to:

- Assist our Board in identifying individuals qualified to become Board members;
- Determine the composition of our Board and its Committees;
- Lead our Board in its annual review of the Board's performance;
- Regularly review and, when applicable, recommend to our Board changes to our Corporate Governance Principles, Articles of Incorporation, By-Laws and Board committee charters; and
- Assist our Board in understanding and complying with new corporate governance laws, regulations and policies affecting our Company.

Executive Committee

Our Executive Committee is comprised of Stephen G. Shank (Chair), Azita Arvani, William F. Austen, Carol S. Eicher, James T. Hale, David Mathieson, Donal L. Mulligan, Steven A. Sonnenberg and David S. Wichmann, constituting all of the independent, non-management directors. Mr. Shank, as Chair of the Executive Committee and Lead Director, presides at the Executive Committee meetings.

Our Executive Committee operates under a written charter adopted by our Board which was last amended on February 18, 2004. Our Executive Committee is to meet no less than four times throughout the year and in 2013 met on four occasions following scheduled Board meetings, which constitute executive sessions.

The primary purpose of our Executive Committee is to review such matters and take such actions as are appropriate to be reviewed or taken by the non-management directors of our Board, including the annual review of our CEO's performance, setting our CEO's compensation, review and approval of our management succession plan and review and assessment of the risks and opportunities inherent in our strategic decision making. In addition, our Executive Committee formulates feedback to be provided by our Lead Director to management after each meeting. Such feedback includes future agenda items, requests for additional information and other recommendations.

Board and Committee Member Nominations and Appointments

Committee Appointments

Our Board appoints members of its Committees at least annually upon recommendation of our Governance Committee after taking into account the desires, experiences and expertise of individual directors, the recommendations of our CEO and the benefits of rotating Committee membership.

Director Nomination Process

Our Governance Committee is responsible for recommending nominees for election to our Board. As required by our Corporate Governance Principles, this Committee is responsible for reviewing with our Board, on an annual basis, the requisite skills and characteristics of individual members. The Committee must also balance the composition of our Board, as a whole, with the needs of our Company.

Our Governance Committee reviews all director nominees and recommends to our Board those persons whose attributes it believes are most beneficial to our Company.

The Committee's assessment of each director nominee takes into consideration the needs of our Board, the ability to effectively represent the shareholders and stakeholders generally, as well as the following attributes:

•Experience	•Skills
•Diversity	•Competence
•Integrity	•Dedication

Our Board does not have a written policy with regard to the consideration of diversity in identifying director nominees; however, as indicated above, diversity is one of the factors that our Board takes into consideration when assessing director nominees. In that regard, our Board defines "diversity" broadly to include race, gender, national origin, functional experience, geographic representation and personal skills and attributes.

Our Board looks for candidates who have public company experience, have a history of demonstrating strong and ethical leadership, are sufficiently senior and adept at understanding and evaluating strategic, financial and operational risks and have the expertise to create a well-rounded board.

Our Board has sought to identify, appoint and nominate for shareholder approval candidates with expertise in global expansion, global sales and marketing, mergers and acquisitions, manufacturing and operations, process improvement, financial expertise, executive compensation and change management, corporate governance and, most recently, experience in disruptive technologies.

The Committee also considers our Corporate Governance Principles, which include the following factors when considering director nominees:

•The size of our Board	•Other board service
•Directors with job changes	•Retirement
•Director terms	•Independence matters

Once a recommendation is made by our Governance Committee, it is reviewed by our full Board. In making its decision to nominate directors, our Board considers all of the above factors.

Shareholder Nominations

Our Governance Committee will consider director candidates recommended by shareholders. Shareholder recommendations must be accompanied by a sufficiently detailed description of the candidate's background and qualifications.

The Committee will evaluate the candidate using the same aforementioned criteria. To recommend a qualified candidate, shareholders should write to the Chair of the Governance Committee at our principal executive office listed below.

If a shareholder wishes to nominate a director other than a person nominated by our Board of Directors, under our Restated Articles of Incorporation a shareholder of record must submit to our secretary a written request that a person's name be placed in nomination. This request must be received not less than 75 days prior to the date fixed for the meeting, along with the written consent of the proposed nominee to serve as a director.

Communication with the Board of Directors

All interested parties, including shareholders, may communicate with the independent members of our Board by writing to our Lead Director at:

ATTN: General Counsel, Mail Drop #29
Tennant Company
701 North Lilac Drive
P. O. Box 1452
Minneapolis, MN 55440-1452

All of the communications will be delivered to our General Counsel who will forward communications to our Lead Director to address the matter.

Committee Charters and Other Governance Documents

All four standing Committee Charters, as well as other governance documents including our Corporate Principles and Business Ethics Guide, are available online by following these instructions:

- Go to our website at www.tennantco.com
- Click on "Company"
- Click on "Investors"
- Click on "Corporate Governance"
- Click on "Charters and Principles"

Director Compensation for 2013

Since the Board Year (the period between annual shareholders' meetings) commencing with the 2013 annual shareholders' meeting, our non-management directors received the following compensation for their services: (i) an annual $10,000 cash stipend to our Lead Director/Chair of our Executive Committee and Chairs of our Audit and Compensation Committees; (ii) an annual $5,000 cash stipend to the Chair of our Governance Committee; (iii) an annual retainer of $40,000; (iv) meeting fees of $1,500 per Board and Committee meeting; (v) an annual grant of restricted shares with a fair market value of $45,000 as of the grant date; and (vi) an annual grant of stock options with a fair market value of $45,000 as of the grant date.

Fees earned may be paid in cash or elected to be deferred under the Tennant Company Executive Non-Qualified Deferred Compensation Plan. For additional information on this plan, see the Non-Qualified Deferred Compensation discussion under "Compensation Discussion and Analysis, Compensation Elements, Other Plans, Agreements and Special Payments, Non-Qualified Deferred Compensation."

With the exception of meeting fees, all other compensation paid to our directors who join the Board between annual shareholder meetings is pro-rated for partial years of Board service.

This non-management director compensation package is reviewed periodically by our Compensation Committee and our Board using external data derived from the outside compensation consultant's review of proxy and survey data from the same sources as used in the executive compensation determination process. See "Compensation Discussion and Analysis, Compensation Determination Process."

Our Board has adopted a stock ownership goal for non-management directors of five times their annual cash retainer paid by our Company, to be attained within five years from the date of election to our Board. Progress toward these ownership grants is measured once each year at the time of the February Board meeting.

Ownership levels are calculated by adding (i) the value of the shares held directly by the director, (ii) the estimated after-tax value of restricted shares and (iii) the potential gains from vested and unvested options, as of the close of market on December 31 of the year immediately preceding the year of calculation. Directors who have served on our Board for five years or more have achieved their goals. Newer Board members are on pace for achieving their ownership targets within the five-year period.

Director Compensation for 2014

No changes to the value of the non-management director compensation package are expected to be made for 2014.

The table below summarizes compensation paid to each person who served as a non-management director during fiscal 2013:

DIRECTOR COMPENSATION

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2][3]	Option Awards ($)[2][3]	Total ($)
Azita Arvani	50,500	45,006	44,809	140,315
William F. Austen	65,500	45,006	44,809	155,315
Carol S. Eicher	65,500	45,006	44,809	155,315
James T. Hale	61,500	45,006	44,809	151,315
David Mathieson	75,500	45,006	44,809	165,315
Donal L. Mulligan	62,500	45,006	44,809	152,315
Stephen G. Shank	76,500	45,006	44,809	166,315
Steven A. Sonnenberg	55,000	45,006	44,809	144,815
David S. Wichmann	67,000	45,006	44,809	156,815

(1) Includes annual retainer, meeting fees and fees to committee chairs paid in cash, even if any amounts were deferred.

(2) The valuation of stock and option awards is calculated using the aggregate grant date fair value, computed in accordance with FASB ASC Topic 718. See Footnote 15 - "Share-Based Compensation" to our financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2013, for the assumptions used in such valuation.

(3) The table below shows the aggregate number of stock awards and option awards held by each person as of December 31, 2013.

OUTSTANDING STOCK AND OPTION AWARDS

Name	Outstanding Shares (#)	Outstanding Options (#)
Azita Arvani	1,645	3,731
William F. Austen	8,477	15,295
Carol S. Eicher	6,196	12,254
James T. Hale	16,424	16,857
David Mathieson	8,908	15,871
Donal L. Mulligan	4,195	9,586
Stephen G. Shank	17,080	18,857
Steven A. Sonnenberg	10,390	18,341
David S. Wichmann	4,687	10,242

ITEM 1 - ELECTION OF DIRECTORS

Our Restated Articles of Incorporation state that directors are elected for staggered three-year terms, with approximately one-third of the directors elected each year.

At the Annual Meeting, four directors are to be elected. If elected, each will serve a three-year term to expire at the time of the Annual Meeting in 2017 and, in each case, until their successors are elected and have qualified. Each nominee has expressed his or her willingness to serve. In the event that any of the nominees is not a candidate at the Annual Meeting, it is the intention of the named Proxies on the Proxy Card to vote in favor of the remaining named nominees and to vote for a substitute nominee selected by our Governance Committee.

Our Board, upon recommendation of our Governance Committee, has designated Carol S. Eicher, David Mathieson, Donal L. Mulligan and Stephen G. Shank as nominees for election at the 2014 Annual Meeting to serve a three-year term expiring in 2017.

Our Board of Directors, upon recommendation of our Governance Committee, recommends a vote FOR each of the director nominees.

AUDIT COMMITTEE AND INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM INFORMATION

Fees Paid to Independent Registered Public Accounting Firm

The following table represents fees for professional services rendered by KPMG for the audit of our annual consolidated financial statements, certain audit-related services, tax services and all other fees paid to KPMG for the years ended December 31, 2013 and 2012:

Description of Fees	2013 Amount	2012 Amount
Audit Fees(1)	$ 1,019,588	$ 1,094,606
Audit-Related Fees	—	—
Tax Fees(2)	490,443	458,059
All Other Fees(3)	—	6,608
Total	$ 1,510,031	$ 1,559,273

(1) Audit Fees for 2013 and 2012 include professional services rendered in connection with the audit of our consolidated financial statements, including quarterly reviews, statutory audits of certain of our international subsidiaries and the audit of internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002.

(2) Tax Fees for 2013 and 2012 consisted primarily of international tax compliance and consulting services.

(3) All Other Fees for 2012 consisted of review of the Company's shelf registration statement and miscellaneous international services.

Our Audit Committee has adopted a Pre-Approval Policy for Non-Audit Services, which appears on our website as an exhibit to the Audit Committee charter. All audit-related, tax and other non-audit services were performed in compliance with the Pre-Approval Policy. Our Audit Committee has determined that the provision of the above non-audit services was compatible with maintaining the independence of our independent registered public accounting firm.

Audit Committee Report

Our Audit Committee's meetings are designed to facilitate and encourage private communication between the Committee and our independent registered public accounting firm, KPMG. In addition, the Committee complied with its charter responsibilities and reviewed and discussed the audited consolidated financial statements with management. Our Audit Committee discussed with our independent registered public accounting firm the matters required to be discussed by the applicable Public Company Accounting Oversight Board standards.

Our independent registered public accounting firm also provided to the Committee the written disclosures required by applicable requirements of the Public Company Accounting Oversight Board regarding independence, and the Committee discussed with our independent registered public accounting firm the firm's independence.

Based upon the Committee's discussion with management and our independent registered public accounting firm and the Committee's review of audited consolidated financial statements and the report of our independent registered public accounting firm to the Committee, the Committee recommended that our Board include the audited consolidated financial statements in our Annual Report on Form 10-K for the year ended December 31, 2013, filed with the Securities and Exchange Commission.

Members of our Audit Committee

David Mathieson (Chair) William F. Austen Carol S. Eicher

Donal L. Mulligan David S. Wichmann

ITEM 2 - RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

At the Annual Meeting, the shareholders will vote on the proposal to ratify the appointment of KPMG as our independent registered public accounting firm for the year ending December 31, 2014.

KPMG is an independent registered public accounting firm that has audited our accounts annually since 1954. We have been advised that a representative of the firm will attend the Annual Meeting. The representative will be available to respond to appropriate questions and will be given the opportunity to make a statement if the firm so desires.

Our Board of Directors, upon recommendation of our Audit Committee, recommends a vote FOR ratification of KPMG LLP as our independent registered public accounting firm.

EXECUTIVE COMPENSATION INFORMATION

Compensation Discussion and Analysis

The Compensation Committee of our Board (the "Committee") administers and makes decisions regarding our executive compensation and benefit programs. The following discussion should be read in conjunction with the Summary Compensation Table and related tables and footnote disclosure setting forth the compensation of our CEO and other executive officers named in the Summary Compensation Table (the "Named Executives").

Overview of 2013 Performance

We had solid performance in 2013 despite continued global economic challenges. We saw solid sales performance in the Americas that contributed to year-over-year improvements in each of our key performance measures outlined below. However, despite such solid performance, the Company failed to meet certain of its target performance goals resulting in lower short-term incentive payouts to its Named Executives as more fully described below. See also our Annual Report on Form 10-K for the year ended December 31, 2013, for more details on our 2013 financial performance.

Performance Measure	2011	2012	2013	Change (2013 vs. 2012)
Incentive Operating Profit in dollars*	$53,900,000(1)	$62,700,000(2)	$65,400,000(3)	4.3% improvement
Net sales	$754,000,000	$739,000,000	$752,000,000	1.8% increase
Incentive Operating Profit as a percentage of net sales*	7.1%	8.5%	8.7%	20 basis point improvement
Adjusted EPS**(4)	$1.95	$2.08	$2.26	8.7% improvement
EPS (GAAP)	$1.69	$2.18	$2.14	1.8% decline
Incentive Return On Invested Capital**	27.4%(1)	29.4%(2)	30.5%(3)	110 basis point improvement

*Incentive Operating Profit in dollars ("Incentive OP$") is GAAP OP as adjusted for certain extraordinary items or unusual or non-recurring events. Incentive Operating Profit as a percentage of net sales ("Incentive OP%") is determined by dividing Incentive OP$ by our annual net sales. For further explanation of Incentive OP$ and Incentive OP%, see "Compensation Discussion and Analysis, Key Compensation Decisions for 2013, 2013 Short-Term Incentive."

** Incentive Return On Invested Capital and Adjusted Earnings Per Share each exclude adjustments, if any, presented on the supplemental non-GAAP financial table to our earnings releases for the years ended December 31, 2011, 2012 and 2013, and/or any non-operational special items disclosed separately on the face of the Company's financial statements.

---

(1) The Committee exercised discretionary authority by increasing the Incentive OP$ achievement to exclude a non-operating, predominately non-cash special charge related to the Hofmans product obsolescence. The foregoing change made to Incentive OP$ impacts Incentive ROIC as Incentive OP$ is the numerator in the Incentive ROIC calculation.

(2) Excludes a gain on sale of a business and a restructuring charge, which essentially net to zero. The foregoing change made to Incentive OP$ impacts Incentive ROIC as Incentive OP$ is the numerator in the Incentive ROIC calculation.

(3) Excludes restructuring charges. The foregoing change made to Incentive OP$ impacts Incentive ROIC as Incentive OP$ is the numerator in the Incentive ROIC calculation.

(4) A reconciliation of Adjusted EPS and EPS (GAAP) is included in the supplemental non-GAAP financial tables to our earnings release for the year ended December 31, 2011, as filed with the Securities and Exchange Commission on a Form 8-K on February 21, 2012, our earnings release for the year ended December 31, 2012, as filed with the SEC on a Form 8-K on February 19, 2013, and our earnings release for the year ended December 31, 2013, as filed with the SEC on a Form 8-K on February 25, 2014.

For 2013, the Committee revised the plan design for our 2013 Short-Term Incentive Plan ("STIP") maintaining the use of Incentive OP$ (weighted 70%) and replacing the working capital metric with Incentive OP% (weighted 30%). For eligible employees, our Incentive OP$ goal was $69 million and our Incentive OP% goal was 9.1%. Achieving these goals would have entitled our executive officers, whose 2013 STIP target was based 100% on Company performance, to earn 100% of their target payout. For 2013, Incentive OP$ was $65.4 million, a 4.3% improvement as compared to Incentive OP$ in 2012, but below the targeted Incentive OP$ set by the Committee. Incentive OP% was 8.7%, which represented a 20 basis point year-over-year improvement, but below the goal set by the Committee. These results would have led to a payout of 61.75% of the target bonus levels for four of our Named Executives (whose bonus levels are solely based on the Company's results), and 72.93% of Mr. Eckert's target bonus level (whose bonus level was partially calculated based on the Incentive OP$ and Incentive OP% achievement for the Americas business unit). However, the Committee approved adjustments to the 2013 Incentive OP$ and Incentive OP% results by exercising negative discretion to reduce the payout to 50% based on the Company's performance against internal forecasts and the comparison to the performance of the comparator group. The impact of the exercise of negative discretion reduced the Named Executive's 2013 STIP payout to 50%, except for Mr. Eckert whose 2013 STIP payout was only reduced to 64.7% because of the stronger performance of the Americas business unit (which comprises 30% of his bonus).

Additional information about the 2013 STIP plan design change and specific financial goals, the 2013 STIP payout and calculation and the Americas business unit metrics is discussed in the 2013 Short-Term Incentive section under "Key Compensation Decisions for 2013."

With respect to the 2013-2015 Long-Term Incentive Plan ("LTIP"), the Committee, similar to prior years' LTIPs, designed the plan to focus on stock appreciation and improvement of ROIC for the 2013-2015 fiscal years through a mix of stock options, performance-based Restricted Stock Units ("RSUs") and restricted stock. The performance-based RSUs involve a variable payout in shares at the end of the three years based on performance against an established Incentive Return On Invested Capital relative to internal performance metrics ("Incentive ROIC"). Unlike the prior three years' LTIPs, for the 2013-2015 LTIP, the Committee removed the Incentive ROIC peer group comparative element from the performance-based RSUs. For more details, including the rationale behind removal of the peer group ROIC comparison, see the 2013-2015 LTIP section under "Key Compensation Decisions for 2013" and the 2011-2013 LTIP and 2012-2014 LTIP sections under "Other Long-Term Incentive Compensation Vested or Outstanding."

The structure of our compensation for our Named Executives is intended to reflect the level of achievement against the performance objectives established under our short-term compensation plans and provide incentive for achievement of the long-term goals, consistent with our compensation objectives. From 2011 to 2013, changes in total target direct compensation for our Named Executives generally tracked changes in our Incentive OP$, Incentive OP%, Incentive ROIC and Adjusted Earnings Per Share ("EPS"). Over time, we expect performance and total direct compensation to trend together; however, in any given year there may be some variability. Total target direct compensation, as included in the tables below, includes base salary, short-term compensation at target performance and long-term compensation at target performance. The table below illustrates the relationship between our performance and executive compensation.

INCENTIVE OPERATING PROFIT DOLLARS



Incentive Operating Profit (in millions)
Total Direct Compensation (in millions)
$2.99
$3.11
$3.21
$53.90
$62.70
$65.40
$0.83
$0.86
$0.88
2011
2012
2013
Incentive Operating Profit
Total direct comp for CEO
Avg total direct comp (All NEOs except CEO)

INCENTIVE OPERATING PROFIT PERCENTAGE



Incentive Operating Profit (in millions)
Total Direct Compensation (in millions)
$2.99
$3.11
$3.21
7.1%
8.5%
8.7%
$0.83
$0.86
$0.88
2011
2012
2013
Incentive Operating Percentage
Total direct comp for CEO
Avg total direct comp (All NEOs except CEO)

ADJUSTED EPS



Adjusted EPS
Total Direct Compensation (in millions)
$2.99
$3.11
$3.21
$1.95
$2.08
$2.26
$0.83
$0.86
$0.88
2011
2012
2013
Adjusted EPS
Total direct comp for CEO
Avg total direct comp (All NEOs except CEO)

INCENTIVE RETURN ON INVESTED CAPITAL



Incentive Return on Invested Capital
Total Direct Compensation (in millions)
$2.99
$3.11
$3.21
27.4%
29.4%
30.5%
$0.83
$0.86
$0.88
2011
2012
2013
Incentive Return on Invested Capital
Total direct comp for CEO
Avg total direct comp (All NEOs except CEO)

In addition, we have consistently returned significant value to shareholders over the last one, three and five years, yielding strong total shareholder return. We also have a long history of increasing the annual cash dividend payout, 42 consecutive years, and conducting share repurchases, which continued in 2013.



TOTAL SHAREHOLDER RETURN*
484.3%
5 year
2009-2013
185.1%
3 year
2011-2013
156.4%
1 year
2013
*Stock price appreciation plus dividends, with dividends reinvested quarterly.
$22.2M
in Share Repurchases
$35.4
MILLION
RETURNED TO SHAREHOLDERS IN 2013
$13.2M
in Dividends

The following graph compares the cumulative total shareholder return on our common stock to two indices: S&P SmallCap 600 and Morningstar Industrials Sector. The graph below compares the performance for the last five fiscal years, assuming an investment of $100 on December 31, 2008, including the reinvestment of all dividends.



5-YEAR CUMULATIVE TOTAL RETURN COMPARISON
600.00
500.00
400.00
300.00
200.00
100.00
0.00
2008
2009
2010
2011
2012
2013
Tennant Company
S&P Smallcap 600 Index
Morningstar Industrials Sector

Role of the Committee in the Compensation Process

The Committee ensures that our executive compensation and benefit programs are consistent with our compensation philosophy and other corporate goals and makes decisions regarding our Named Executives' compensation and, subject to final approval from our Executive Committee, our CEO's compensation. It is responsible for approving our Named Executives' base salary, short-term and long-term variable pay (together, "Total Compensation") and analyzing other benefits and perquisites for executive officers.

The Committee conducts a comprehensive review of Named Executive compensation in February of each year. The Committee deliberates in executive session to determine the level of Total Compensation for our CEO to be recommended to our Executive Committee. The Executive Committee of the Board completes an annual performance evaluation on Mr. Killingstad in February of each year and reviews other internal performance evaluations, a competitive market analysis and information provided by Hewitt. For the other Named Executives, the Committee takes into consideration the recommendations of our CEO based on Company performance and individual performance evaluations, competitive market data and feedback provided by Hewitt. In connection with the processes outlined above, our Senior Vice President, Administration, provides input on the job scope of each executive officer, including his own, and facilitates the gathering of the market data used by Hewitt. However, Hewitt conducts the analysis, reviews the information in advance with the Chair of the Committee and makes compensation recommendations to the Committee. Our Senior Vice President, Administration, is not present at the Committee meeting when the compensation of the executive officers is discussed and plays no role in determining his own compensation.

Compensation Objectives

Our overall objective is to align executive compensation with the short-term and long-term operating goals of our Company and our shareholders. In this connection, the Committee considered the response of our shareholders to the advisory "say-on-pay" vote received at the annual shareholders meeting. The 2013 advisory resolution on the compensation of our Named Executives was approved by 98.3% of the shares voted. The Committee interpreted this vote as strong support for our compensation philosophy, design and decisions. Although the Committee has altered the choice of metrics for our compensation program for 2013, it believes the new metrics continue to support our compensation philosophy, while incenting growth and continued improvement in operational efficiencies.

In addition to aligning with shareholders' interests, we seek to offer a program that provides a comprehensive compensation package that is competitive with those of similarly sized U.S. durable goods manufacturing companies. Our compensation programs take into account that an executive's actual compensation level may be greater or less than average competitive levels based on our annual and long-term financial performance against pre-established goals, the individual's performance and the individual's scope of responsibilities.

Specifically, our compensation programs are designed to:

- Create a relationship between pay and performance by providing a strong link between our short-term and long-term business goals and executive compensation;
- Attract and retain high-caliber key executive officers who can create long-term financial success for our Company and enhance shareholder return;
- Motivate executive officers to achieve our goals by placing a significant portion of pay at risk;
- Align the interests of executive officers with those of our shareholders by providing a significant portion of compensation in stock-based awards; and
- Discourage risk-taking behavior that would likely have a material adverse effect on our Company.

Compensation Determination Process

The Committee typically meets three to four times a year to consider various aspects of executive officer and non-management director compensation. Among other things, it decides how to allocate each executive's Total Compensation and also determines the target level of Total Compensation for each executive. The Committee seeks to set Total Compensation and the allocation between each element so that it is consistent with our compensation objectives.

When setting the executive officers' Total Compensation, the Committee considers both internal and external data. It receives information from our human resources department and our CEO regarding (i) each executive officer's performance, tenure, experience, management capabilities and contributions to our operations, and (ii) the tactical and strategic value to us of specific skill sets of certain key executives. In assessing our CEO's compensation, the Committee and Executive Committee evaluate our Company's financial performance against that of peer companies, our CEO's performance against goals, strategic development of our Company and our CEO's self-evaluation of his own performance. The Committee receives external reference data, primarily in the form of competitive market data, from its outside compensation consultant. Since 2008, the Committee has used Hewitt to provide such external market information. See discussion regarding "Use of Outside Compensation Consultants" under the "Compensation Committee" description. For 2013, the Committee reviewed competitive market data drawn from the proxy data of the respective comparator group identified below, the survey data from the Hewitt Total Compensation Measurement™ database ("Survey Data") and Hewitt's analysis of the collected data.

Comparator Group

The comparator group used for benchmarking 2013 Total Compensation for our Named Executives and for our non-management director compensation is comprised of companies that (i) have annual revenues approximately in line with ours, (ii) have a global presence, (iii) are in the same general industry as us, and (iv) are contained in Hewitt's proprietary survey database, thereby giving the Committee access to detailed compensation and plan design information. The Committee believes that this selection process to determine a relevant comparator group is appropriate and reflects best practice. The Committee generally reviews the comparator group annually and makes changes where necessary to assure that the comparator group continues to meet the above criteria.

The 21 companies that made up our 2013 comparator group at the time the Committee established 2013 executive and non-management director compensation were:

Actuant Corporation
Chart Industries, Inc.
Circor International, Inc.
Clarcor Inc.
Columbus McKinnon Corporation
Esco Technologies, Inc.
Federal Signal Corporation
Flow International Corporation
Graco, Inc.
H.B. Fuller Company
Kaydon Corporation
Mueller Water Products, Inc.
Nordson Corporation
Omnova Solutions, Inc.
Robbins & Myers, Inc.
Sauer-Danfoss, Inc.
The Middleby Corporation
The Toro Company
Tredegar Corporation
Trimas Corporation
Zep, Inc.

The chart below represents our position relative to the 2013 comparator group on three dimensions.


0%
20%
40%
60%
80%
100%
21%
REVENUE
37%
MARKET CAP
87%
RETURN ON INVESTED CAPITAL
(S&P definition)
Percentages calculated using fiscal year 2012 numbers.

Factors Considered in Setting Compensation Levels

For 2013, the Committee used the external reference data described above to benchmark the positions of our Named Executives. This data was used to provide a range of market compensation related to our compensation strategy, for positions of similar size and complexity. This is one of the many factors considered by the Committee in setting compensation. In addition to the data, the Committee also reviews strategic contributions, areas of responsibility, internal equity, the general economic climate and an individual's performance against his or her performance objectives when setting compensation levels.

Based on the Committee's review of the internal and external information, it placed our Named Executives into four tiers for Total Compensation. The most highly paid Named Executive was our President and CEO, Chris Killingstad, due to his key role in setting the strategic direction of our Company, driving our Company's overall performance and managing our Europe, Middle East and Africa business unit. The next most highly paid Named Executive was our Senior Vice President and Chief Financial Officer, Thomas Paulson, due in part to the breadth of his responsibilities which include the typical accounting and finance functions, but also information technologies, business development, investor relations and currently our Asia Pacific business unit. The Senior Vice President, Americas, Andrew Eckert, and Senior Vice President, Global Operations, Don Westman, comprised the third tier, and our Senior Vice President, Administration, Thomas Dybsky, was in the fourth tier for Total Compensation. The Committee considered these tiers when it set the 2013 short-term and long-term targets for our Named Executives.

Our compensation strategy is to target compensation levels within a competitive range around the 50th percentile in cash compensation (base salary plus short-term incentive) and the 75th percentile for long-term incentive, therefore resulting in a Total Compensation level targeted between the 50th and 75th percentile. The Committee believes that this strategy provides sufficient short-term compensation to attract and retain competitive talent but also places a sufficiently large share of compensation in the form of equity and variable performance-based pay to drive long-term performance goals.

In addition, as part of the process in setting Total Compensation each year, the Committee determines the relative mix for each Named Executive between fixed compensation and variable compensation, as well as cash versus equity compensation, keeping in mind our compensation objectives. Over the past several years, the Committee has increased the relative proportion of each executive officer's variable and equity compensation in an effort to increase the amount of the executive officer's Total Compensation that is at risk and tied to performance. This reflects the Committee's belief that as an executive officer's scope and level within the organization increases so does their ability to impact our financial results and increase shareholder value.

The following chart provides information about the fiscal year 2013 target Total Compensation mix for our CEO individually and the average of the remaining four Named Executives.

Target Pay Mix



CEO
21%
55%
24%
OTHER NEOs
38%
42%
20%
EQUITY
VARIABLE CASH
SALARY

Compensation Elements

We seek to achieve our compensation objectives using the following elements of compensation in our various short- and long-term compensation plans:

ELEMENT	TYPE	TERMS
Cash	Salary	The fixed amount of compensation for performing day-to-day responsibilities. Generally eligible for increase annually, depending on market conditions, performance and internal equity.
	Short-Term Incentive	Provides the opportunity for competitively based annual cash incentive awards for achieving the Company's, or relevant business unit's, short-term financial goals and other strategic objectives measured over the current year.
	Perquisites	Annual gross perquisite allowance ranging from $12,000 to $25,000 in lieu of providing benefits such as financial planning, automobile expenses and club membership dues. Executive medical examinations made available.

ELEMENT	TYPE	TERMS
Long-Term Incentive Compensation (100% Equity)	Restricted Stock (represents 20% of total annual award)	Restricted Stock generally vests three years from the grant date. Dividends are accumulated on Restricted Stock during the vesting period and paid in cash only on vesting.
	Performance-Based Restricted Stock Units (PRSUs) (represents 40% of total annual award)	The performance period for PRSUs is three years. Payment is variable based on achievement of targets. Dividend equivalents are accumulated on PRSUs. PRSUs are paid in shares of Tennant common stock on settlement.
	Non-qualified Stock Options (represents 40% of total annual award)	Stock Options generally vest in equal installments over three years from the grant date and have a ten-year term.
	Deferred Stock Units ("DSUs") (for those who elect to defer a portion or all of their STIP or LTIP awards)	For 2010 STIP deferrals, deferred portion was converted into deferred stock units at fair market value on the date of conversion of 120% of the amount deferred which pay out in stock three years following the year the award was earned. This election was discontinued beginning with the 2011 STIP. For LTIP equity deferrals, funds are converted into deferred stock units at fair market value as of the date of conversion and pay out in stock. This election was discontinued beginning with the 2011-2013 LTIP.
Retirement	Retirement Savings Plan	A qualified 401(k) plan that provides participants with the opportunity to defer a portion of their compensation, up to tax code limitations, receive a Company matching contribution and receive a profit sharing contribution based on Company performance for a given year.
	Pension Plan	Provides retirement income for eligible participants based on years of service and highest average earnings up to tax code limitations. This plan was frozen and closed to new employees as of December 31, 2000.
	Supplemental Retirement Savings benefits (provided under the Tennant Non-Qualified Deferred Compensation Plan)	Extends an individual's retirement savings, on a non-qualified basis, for compensation in excess of the tax code limitations under the same terms as the Retirement Savings Plan.
	Supplemental Pension benefits (provided under the Tennant Non-Qualified Deferred Compensation Plan)	Provides retirement income, on a non-qualified basis, relating to compensation in excess of tax code limitations under the same formula as the qualified pension noted above.

Key Compensation Decisions for 2013

Base Salary

For 2013, consistent with the historical level of pay increases allocated to the overall employee population, the Committee approved 3% raises for our Named Executives effective April 1, 2013. As the effective date for pay increases in 2012 was March 1, 2012, the increases received on April 1, 2013, were pro-rated to account for the 13-month time period since the last increase which resulted in a 3.24% increase for our Named Executives. For 2014, the Committee again approved 3% raises for our Named Executives effective April 1, 2014, consistent with overall employee pay increases.

2013 Short-Term Incentive

Our 2013 STIP used Incentive OP$ (weighted 70%) and Incentive OP% (weighted 30%) to evaluate our Company's annual financial performance. Incentive OP$ is determined by measuring net sales minus operating expenses, which includes the cost of sales, research & development expenses and selling & administration expenses, and excludes certain extraordinary items. Incentive OP% is determined by dividing Incentive OP $ by our annual net sales. For 2013, the Committee replaced the working capital metric used in prior STIP plans with an OP% metric in order to incent continued focus on increased profitability and expense controls even while the Company seeks to grow revenue. In making this change, the Committee also took into consideration that working capital improvements are captured by the ROIC metric that is part of the Company's long-term incentive plans.

The Committee has authority to interpret the plan and adjust the metrics and take other actions in its sole discretion to assure that the plan operates consistently with the Committee's goals, so long as its actions do not cause awards under the plan to fail to qualify as performance-based compensation. The plan was designed such that when calculating the relative achievement of the metrics on an annual basis, unfavorable items (items which would have a negative impact on a performance metric) are automatically excluded and favorable items (items which would have a positive impact on a performance metric) are automatically included. The Committee may then exercise discretion to allow or disallow each such adjustment, which discretion may be applied at any time during the performance period or following the end of the performance period when the Committee is determining the level of achievement of the performance metrics for purposes of the relevant STIP.

Generally, the STIP target payout for our executive officers is based 100% on the financial performance of our Company as a whole; however, for our Senior Vice President, The Americas, 70% of the 2013 target bonus was tied to financial results of our Company as a whole and 30% of the 2013 target bonus was tied to the financial results of the Americas, with Incentive OP$ (weighted 70%) and Incentive OP% (weighted 30%). 2013 STIP targets as a percentage of base salary are shown in the table below.

NAME	TARGET PAYOUT AS A % OF BASE SALARY
President and CEO	115%
Senior Vice President and CFO	60%
Senior Vice President, Administration	45%
Senior Vice President, The Americas	50%
Senior Vice President, Global Operations	50%

The 2013 Company Incentive OP$ goal was $69 million, a 10% increase over the 2012 actual Incentive OP$ result, and the Company Incentive OP% goal was 9.1%, a 60 basis point increase over the 2012 actual Incentive OP% result. The performance metric for the Americas business unit generally required a proportionate level of performance improvement by that unit substantially similar to that of our Company as a whole in order to achieve the target payout. In setting the targets for the Americas business unit, the Committee strives to make the difficulty of achieving the target level consistent year over year and on par with the corporate target levels, but considering the specific circumstances facing the Americas business unit in any given year.

Our Named Executives would have earned 100% of their target bonus if our Company met these goals. The maximum payout under our 2013 STIP is 300% of target and no Named Executive may receive a payout in excess of $2 million.

For 2013, Incentive OP$ was $65.4 million, a 4.3% improvement as compared to Incentive OP$ in 2012, but below the targeted Incentive OP$ set by the Committee. Incentive OP% was 8.7%, which represented a 20 basis point year-over-year improvement, but below the goal set by the Committee. The Committee approved adjustments to the 2013 Incentive OP$ and Incentive OP% results by exercising negative discretion to reduce the payout to 50% based on the Company's performance against internal forecasts and the comparison to the performance of the comparator group. The impact of the exercise of negative discretion reduced the Named Executive's 2013 STIP payout from 61.75% of the target payout to 50%, except for Mr. Eckert whose 2013 STIP payout was only reduced from 72.93% of his target payout to 64.7% because of the stronger performance of the Americas business unit (which comprises 30% of his bonus).

2013-2015 LTIP

In February 2013, the Committee approved the 2013-2015 LTIP for executive officers with the following structure: (i) 40% non-qualified stock options, (ii) 40% performance-based restricted stock units ("RSUs") using Incentive ROIC as the metric, and (iii) 20% restricted shares. The performance-based RSUs involve a variable payout in shares at the end of the three years based on performance against an established Incentive ROIC relative to internal performance metrics. Unlike the prior three years' LTIPs, for the 2013-2015 LTIP, the Committee removed the Incentive ROIC peer group comparative element from the performance-based RSUs in order to simplify the plan design. The Committee determined that a peer comparison may not be the most relevant performance factor given the Company's Incentive ROIC ranking is in the top tier of its peers. The payout of the performance-based RSUs will continue to incent Incentive ROIC improvement, but will be based solely on a three-year average Incentive ROIC compared to internal goals set by the Committee. The Committee will consider the Company's performance relative to our comparator group in setting the internal targets. Incentive ROIC is defined as: Incentive Operating Profit / (Total Assets - Cash - Short-Term Investments) - (Total Liabilities - Debt) and is adjusted for certain types of extraordinary items defined at the beginning of the performance period.

The target 2013 LTIP awards continued to be set as a percentage of our Named Executives' base salary at approximately the 75th percentile market levels (additional information is set forth above under "Factors Considered in Setting Compensation Levels") and are shown in the table below.

NAME	TARGET PAYOUT AS A % OF BASE SALARY
President and CEO	275%
Senior Vice President and CFO	125%
Senior Vice President, Administration	100%
Senior Vice President, The Americas	110%
Senior Vice President, Global Operations	110%

The number of stock options granted to each Named Executive was calculated as follows: our Named Executives' total target LTIP opportunity in dollars, multiplied by 40% (the allocation of the 2013 LTIP to options), divided by the Black Scholes valuation, which was made pursuant to our equity award approval policy. This calculation resulted in 36,149 non-qualified stock options being granted to our CEO and an average of 7,499 non-qualified stock options to the other Named Executives.

The number of RSUs and restricted shares granted to each of our Named Executives was calculated by multiplying our Named Executives' total target LTIP opportunity in dollars by the percentage of the 2013 LTIP award allocated to RSUs or restricted shares (40% and 20%, respectively) and dividing that by $47.03 (the fair market value of our stock at the time of grant). RSUs granted under the 2013 LTIP were 15,115 for our CEO and an average of 3,135 for all other Named Executives. Restricted shares granted were 7,557 for our CEO and an average of 1,568 to the other Named Executives.

For specific grants to our Named Executives, see the Summary Compensation Table and the table relating to Grants of Plan-Based Awards in 2013. For an explanation of why the grant size varied by Named Executive, see above section on "Factors Considered in Setting Compensation Levels."

Other Long-Term Incentive Compensation Vested or Outstanding

2011-2013 LTIP

The 2011-2013 LTIP for executive officers, which was established in February 2011, had the following structure: (i) 40% non-qualified stock options, (ii) 40% performance-based RSUs, and (iii) 20% restricted shares. The performance-based RSUs were designed to incent long-term operational performance.

A Named Executive's target payout under the 2011-2013 LTIP was set as the same percentage of their base salary as is set forth in the chart above.

The performance-based RSUs were to be paid in shares at the end of the three years if the performance target was achieved. The performance target used for the 2011-2013 RSUs was an Incentive ROIC metric relative to internal and peer group performance metrics. The peer group for each of the three years covered by the plan is the comparator group in effect at the time the Committee established the plan (the "Peer Group"). Our executive officers were eligible to receive 0-200% of their performance-based RSU target.

To obtain a threshold payment under the RSU portion of the 2011 LTIP (or 50% payment), the Company's three-year average Incentive ROIC from 2011-2013 needed to be 23%. In order to receive the target payout (or 100% payment) for the RSU portion of the 2011 LTIP, the Company's three-year average Incentive ROIC of 26.5% needed to be achieved. For a payout beyond 100%, the internal target Incentive ROIC needed to be achieved and the Company's three-year average Incentive ROIC performance needed to exceed the 55th percentile of the Peer Group. The Named Executives were eligible to receive up to 200% of their target RSU award, which would be paid if the Company's three-year average Incentive ROIC performance met or exceeded the 80th percentile of the Peer Group.

Payout of RSU Component for 2011-2013 LTIP

The following table reflects the potential payout of the RSU component under the 2011-2013 LTIP pursuant to the restricted stock unit agreements issued to the Named Executives at the time of grant. Calculation of the potential payout was determined using the closing price of the Company's common stock on December 31, 2013, or $67.81.

NAME	THRESHOLD AWARD (50%) ($)	TARGET AWARD (100%) ($)	MAXIMUM AWARD (200%) ($)
President and CEO	554,211	1,108,422	2,216,845
Senior Vice President and CFO	145,317	290,634	581,267
Senior Vice President, Administration	96,765	193,530	387,059
Senior Vice President, The Americas	102,020	204,040	408,081
Senior Vice President, Global Operations	118,668	237,335	474,670

On February 18, 2014, the Committee determined that the Incentive ROIC metric relative to internal performance was achieved with a three-year average Incentive ROIC of 29.1% and qualified for a payout of 100% of the Named Executives' performance-based RSUs. The Committee is unable to determine the Incentive ROIC performance relative to the Peer Group until it receives year-end Peer Group performance data, estimated to be sometime in April 2014. It is currently estimated that our three-year ROIC ranking relative to the Peer Group will provide an additional payout of at least 50% over target, resulting in a total payout of at least 150% of target. No stock payouts will be made to the Named Executives until the Committee examines the Peer Group data and makes a final decision on the payout percentage, which is estimated to be in late April of 2014.

The Company will file a Current Report on Form 8-K with the Securities and Exchange Commission disclosing the amount of the payout to each Named Executive when such amounts are determined.

2012-2014 LTIP

For the 2012-2014 LTIP, the Committee approved the same structure described above under the 2011-2013 LTIP. The performance-based RSUs will be paid in shares at the end of the three years if the performance target is achieved and the Peer Group is determined as described in connection with the 2011-2013 LTIP.

The target 2012 LTIP awards were set as a percentage of our Named Executives' base salary, with the same percentages as described above under the 2013-2015 LTIP. The process for setting the Peer Group and calculating internal and Peer Group Incentive ROIC are the same as described above under the 2011-2013 LTIP.

2014 Compensation Plans

2014 STIP

For 2014, the Committee approved the same structure as the 2013 STIP.

2014-2016 LTIP

For the 2014-2016 LTIP, the Committee approved the same structure as the 2013 LTIP.

Other Plans, Agreements and Special Payments

Executive officers may also receive payments through various other agreements and plans or in the event of special circumstances. These agreements and plans are typically required in the competitive environment to attract and retain talent.

Retirement Plans

Our Named Executives are generally eligible to participate in the broad-based pension and welfare benefit programs that we sponsor, including the following qualified retirement plans:

Tennant Company Retirement Savings Plan ("Savings Plan"). This plan is available to all eligible employees, as defined by the plan, and allows for pre-tax elective deferrals and a Company matching contribution of up to 3% of eligible compensation up to $255,000. In addition, the plan allows profit sharing contributions by us based on the relevant metric set. This additional profit sharing contribution is paid into each eligible employee's account under the plan unless the amount exceeds 3.5% of eligible compensation, in which case, 3% is paid into the eligible employee's account under the plan and the balance of the actual calculated profit sharing amount is paid in cash to the employee. For 2013, the Incentive OP $ goal was $69 million and our Company achieved $65.4 million, which, under the terms of the plan, resulted in a profit sharing contribution equal to 2.3% of eligible compensation up to $255,000.

Tennant Company Pension Plan. This plan is a non-contributory defined benefit retirement plan that covers only those employees, including Named Executives, who were active participants in the Pension Plan on December 31, 2000, and who elected to continue participation under the Pension Plan sponsored by our Company. This plan was frozen and closed to new employees as of December 31, 2000.

Non-Qualified Deferred Compensation

In addition to tax-qualified retirement benefits provided under the plans referenced above, our executive officers are eligible for supplemental non-qualified benefits under the Tennant Company Executive Non-Qualified Deferred Compensation Plan. The intention of this portion of the plan is to provide participating individuals with benefits that would otherwise be available to them under our tax-qualified plans but for the application of limitations on benefits to highly compensated employees imposed by the Internal Revenue Code of 1986. In addition, the Tennant Company Executive Non-Qualified Deferred Compensation Plan allows employee participants to defer the receipt of salary and certain incentive payments and non-management directors to defer their annual retainers and meeting fees.

Effective January 1, 2009, the Company amended and restated this plan to comply with the final regulations issued under Internal Revenue Code §409A. Amounts deferred and vested under this plan prior to January 1, 2005 (the effective date of §409A) are subject to the terms of this plan as in effect prior to January 1, 2005, and are not subject to the terms of this plan, as restated effective January 1, 2005, or January 1, 2009. Such amounts are "grandfathered" under §409A and are therefore not subject to §409A. The plan is unfunded, meaning our obligation to make payments under the plan is unsecured. Specifically, this plan permits the following:

Executive Officer and Non-Management Director Deferred Compensation

- Executive officers may elect to defer two elements of their Total Compensation: base salary and STIP payouts. Our Named Executives may elect to defer 0-25% of their base salary and 0-100% of their STIP payout.
- Non-management directors may elect to defer all or a portion of their annual retainer and committee meeting fees. They may elect to defer 0%, 50% or 100% of their annual retainer and 0% or 100% of their meeting fees.
- The interest rate earned on deferrals in 2013 was 2.83%.

Defined Contribution Features

- Certain management and executive employees may defer income on a pre-tax basis in excess of the deferral amounts allowed under our tax-qualified Savings Plan.
- Participating management and executive employees may receive discretionary Company contributions under this plan in the form of excess profit sharing and matching contributions not available to them under the Savings Plan.

Defined Benefit Feature

- A defined benefit portion of the plan is intended to provide benefits not otherwise available to participants in the frozen tax-qualified Tennant Company Pension Plan.

Participants' accounts are fully vested at all times except that a participant forfeits all Company discretionary matching contributions and profit sharing contributions in the event of termination for cause. Pursuant to this plan, "cause" means (i) the participant's gross negligence, fraud, disloyalty, dishonesty or willful violation of any law or significant policy, to the extent committed in connection with the position or (ii) the participant's failure to substantially perform (for reasons other than disability) the duties reasonably assigned or appropriate to his or her position. In each case, the participant's behavior must have resulted in a material adverse effect on our Company or an affiliate.

The plan came into existence on January 1, 2003, when we merged the Tennant Company Excess Benefit Plan into the Tennant Company Deferred Compensation Plan. The Plan was amended on June 15, 2004, to add the non-management directors' deferral component. By Committee action, the Plan was subsequently amended on December 18, 2006, and again on December 17, 2008, to account for changes to the Internal Revenue Code §409A, which governs non-qualified deferral plans, and to allow deferral of payments upon settlement of DSUs in the form of stock units, and again on January 1, 2009, to comply with final §409A regulations. As a result of these regulatory changes, the Plan accommodates different benefit commencement dates depending on when amounts were deferred or contributed and which account within the Plan was selected by the employee. Benefits attributable to amounts contributed or deferred after January 1, 2003, and allocated to Account A, commence distribution within an administratively feasible time following the participant's termination date, or if necessary to comply with Internal Revenue Code §409A, the payment will be delayed at least six months following termination. Benefits attributable to amounts deferred by a participant after January 1, 2003, and allocated to Account B, commence distribution on the date specified by the participant in the participant's Deferral Election Agreement. Such distribution may not be earlier than two years following the beginning of the plan year in which the deferrals first began, unless the participant terminates, in which case distribution may occur within an administratively practicable period following termination, or if necessary to comply with Internal Revenue Code §409A, the payment will be delayed at least six months following termination.

Benefits attributable to deferrals made after January 1, 2003, Company contributions and gains and losses credited thereon are payable in either a lump sum or in quarterly installments over a period of up to ten years. Benefits attributable to deferrals made prior to January 1, 2003, are payable in accordance with the participant's Deferral Election Agreement which was executed prior to January 1, 2003.

Executive Employment Agreements and Management Agreements

The Committee has determined that we should provide certain post-termination benefits to our executive officers to obtain the benefits of their services and attention to our affairs. In exchange for the benefits we provide, our executive officers are required to agree to certain confidentiality, non-competition and cooperation covenants, which our Committee believes are valuable to us when an executive's employment terminates. In addition, the Committee believes that we should provide an inducement for our executive officers to remain in the service of our Company in the event of any proposed or anticipated change in control of our Company in order to facilitate an orderly transition in the event of a change in control of our Company, without placing the executive in a position where he or she is concerned about being terminated without compensation in connection with such a transaction. We also require executive officers to sign a release of their claims against us as a condition to receiving payments from us, and this release and the other covenants are more likely to be enforceable as a result of the benefits we provide to employees under these agreements. For these reasons, we have entered into Executive Employment Agreements and Management Agreements with our executive officers, including the Named Executives, the terms of which are described below under "Potential Payments upon Termination or Change in Control."

Generally, the agreements only provide for benefits in the event the executive is terminated without cause; however, certain benefits are also provided if the executive voluntarily terminates his or her employment for good reason. The Committee believes that a termination by an executive for good reason may be conceptually the same as termination by our Company without cause. This is particularly true in the case of a change in control where a potential acquirer would otherwise have an incentive to constructively terminate the executive's employment to avoid paying severance benefits. As a result, the definition of good reason in the context of a termination following a change in control is broader than the definition that applies to a termination prior to a change in control. These good-reason definitions are described below under "Potential Payments upon Termination or Change in Control." No payments become due merely upon a change in control, but rather only if the executive officer's employment is terminated without cause or if the executive officer terminates for good reason following the change in control, which is often referred to as a "double trigger."

The form and level of benefits provided under these agreements have been approved by the Committee based on historical practices at our Company and general information about the level of benefits provided by other companies with whom we compete for executive talent.

Our equity awards for all employees generally provide for acceleration of vesting, or lapse of restrictions, upon a change in control. The Committee believes that acceleration upon a change in control is appropriate to minimize the risk that executive officers might favor a particular transaction based on the likely impact on the executive officer's equity awards, to increase the likelihood that the employees will remain with the Company after becoming aware of a pending or threatened change in control, and due to the increased likelihood that employees may be terminated by a successor through no fault of their own.

Compensation Policies

Recoupment Policy

In February 2010, our Board added a recoupment policy to our cash incentive plan and our equity award agreements, which provides that, in the event our Company is required to restate its financial results, then our Board, in its discretion, may require certain recipients of such payments to forfeit their equity awards and pay back to our Company the net proceeds from any cash incentive payment and proceeds from the sale of shares received under the equity awards. The amount of the repayment for any cash incentive award is the difference between the amount paid to the employee less the amount that would have been paid based on the restated results. The policy is applicable to all employees designated as access persons under our insider trading policy (persons with access to detailed financial and other insider information, a group that includes all executive officers). The amount of any equity award repayment may include dividends paid on the shares.

Prohibition on Hedging and Pledging

In February 2010, our Board amended our insider trading policy with respect to access persons to prohibit speculative trading or hedging of positions in Tennant securities, including writing or trading in options, warrants or any other derivatives of Tennant securities, or entering into any transactions designed specifically to protect or hedge against a decrease in value of Tennant securities. It also prohibits pledges of any Tennant securities (e.g., pledge to a bank or financial institution as collateral for a loan, or pledge to a broker in connection with a market transaction, such as a margin loan or prepaid forward sale contract).

Granting of Equity Awards

In December 2007, we adopted an equity award approval policy to ensure that all equity awards are approved pursuant to proper authority, following a consistent process, and are reflected in appropriate documentation. Under the policy, equity awards that have an exercise price or number of shares that are based on the fair market value of our stock on the date of grant are only granted at times when trading is permitted under our insider trading policy. This policy ensures that the exercise price or number of shares is determined by reference to a stock price that reflects current public information about our Company. The policy includes procedures for granting equity awards to our executive officers and non-management directors, as well as all other employees. Under our plans, the exercise price of stock options is based on the fair market value on the date of grant. Our plans define fair market value as the closing price of our common stock on the preceding trading day.

Executive Officer Stock Ownership Guidelines

To align our executive officers' interests with our shareholders' interests, the Committee expects our executive officers to acquire significant equity ownership. We adopted these guidelines in 1993 and revised them last in 2004. The current guidelines require that within five years of service in an executive role, each executive must have achieved an equity ownership level equal to a specified multiple of his or her base salary.

The minimum equity ownership levels are five times annual base salary for our CEO and one times annual base salary for the other Named Executives. Ownership levels are calculated based on actual shares owned plus the estimated after-tax value of restricted and unrestricted shares, deferred stock units, shares held under our benefit plans and potential gains from vested and unvested options. The calculation uses a stock value as of the close of market on December 31 of the year immediately preceding the year of calculation.

Executive officers who have held executive positions with us for five years or more have achieved their goals. Newer executive officers are on pace for achieving their ownership targets well within the five-year range.

Internal Revenue Code §162(m)

We seek to structure our compensation programs, where possible, to qualify for exemptions from the deduction limitations under Internal Revenue Code Section 162(m). Section 162(m) limits the tax deductibility of compensation paid to our covered officers to $1 million per year. This limitation does not apply to "performance-based compensation" that complies with Section 162(m). One of the conditions for qualification as "performance-based compensation" is that our shareholders must approve the material terms of the performance measures and reapprove those material terms every five years.

Certain of our compensation programs, including our 2009 Short-Term Incentive Plan, our 2014 Short-Term Incentive Plan and our Amended and Restated 2010 Stock Incentive Plan, as Amended, are designed so that certain payments made under those plans qualify for the exemption from the deduction limitations of this section. The Committee's primary objective in designing and administering the Company's compensation programs is to support and encourage the achievement of the Company's long-term strategic goals and to enhance shareholder value as described above. When consistent with this compensation philosophy, the Committee also intends to structure the Company's compensation programs such that compensation paid thereunder generally will be tax deductible by the Company. The Committee believes that shareholder interests are best served by not restricting the Committee's discretion and flexibility in crafting compensation programs, even though such programs may result in certain non-deductible compensation expenses. Accordingly, the Committee has approved, and may in the future approve, compensation arrangements for executive officers that are not fully tax deductible.

Compensation Committee Interlocks and Insider Participation

The Committee is comprised entirely of independent, outside directors. No employee of our Company serves on the Committee. The Committee members have no interlocking relationships as defined by the SEC.

Compensation Committee Report

The Committee has discussed and reviewed the Compensation Discussion and Analysis with management. Based upon this review and discussion, the Committee recommended to our Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

Members of our Compensation Committee

Stephen G. Shank (Chair)	William F. Austen	James T. Hale
Donal L. Mulligan	Steven A. Sonnenberg	David S. Wichmann

Summary Compensation Table

The following table sets forth the cash and non-cash compensation awarded to, earned by or expensed with respect to each person who served as Chief Executive Officer or Chief Financial Officer, and the three other most highly compensated executive officers for 2013. The individuals set forth in this table comprise the list of Named Executives.

Name and Principal Position	Year	Salary ($)	Stock Awards ($)[1]	Option Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)[3]	Change in Pension Value and Non-qualified Deferred Compensation Earnings ($)[4]	All Other Compensation ($)[5]	Total ($)
H. Chris Killingstad President and Chief Executive Officer	2013	664,577	1,066,264	710,646	380,610	—	86,828	2,908,925
	2012	643,114	1,035,222	689,740	479,596	—	99,458	2,947,130
	2011	622,694	964,005	657,354	719,148	119	134,412	3,097,732
Thomas Paulson Senior Vice President and Chief Financial Officer	2013	376,027	274,232	182,768	112,359	—	44,714	990,100
	2012	363,883	266,239	177,395	141,580	—	48,704	997,801
	2011	353,364	252,767	172,344	212,921	22	55,570	1,046,988
Thomas J. Dybsky Senior Vice President, Administration	2013	312,987	182,617	121,708	70,142	40,331	46,339	774,124
	2012	302,879	177,303	118,130	88,384	215,488	36,915	939,099
	2011	294,124	168,315	114,763	132,920	181,369	43,350	934,841
Andrew J. Eckert Senior Vice President, The Americas	2013	317,774	203,922	135,921	102,400	—	46,237	806,254
	2012	307,512	197,998	131,916	102,890	—	53,194	793,510
	2011	296,058	177,476	121,012	144,265	15	48,247	787,073
Don B. Westman Senior Vice President, Global Operations	2013	348,925	223,910	149,250	86,884	—	41,582	850,551
	2012	337,657	217,427	144,845	109,480	—	38,975	848,384
	2011	327,896	206,413	140,737	164,647	396	47,887	887,976

(1) Amounts represent the aggregate grant date fair value of restricted stock awards and performance-based restricted stock units that were granted in each fiscal year, as computed in accordance with FASB ASC Topic 718. See Footnote 15 to our financial statements for the year ended December 31, 2013, for the assumptions used in this calculation. Assuming the highest level of performance is attained, for 2013 the grant date fair value of the performance-based restricted stock units on the date of grant would have been as follows: Mr. Killingstad, $1,421,717; Mr. Paulson, $365,611; Mr. Dybsky, $243,521; Mr. Eckert, $271,927; and Mr. Westman, $298,546.

(2) Amounts represent the aggregate grant date fair value of stock options that were granted in each fiscal year, as computed in accordance with FASB ASC Topic 718. See Footnote 15 to our financial statements for the year ended December 31, 2013, for the assumptions used in this calculation.

(3) Amounts reflect payments earned under our 2011, 2012 and 2013 Short-Term Incentive Plan, respectively.

(4) Amounts represent the change in the present value of the accrued benefit for the last fiscal year. The present value as of December 31, 2013, was calculated by discounting the accrued benefit payable at normal retirement age using a 4.65% discount rate for the Pension Plan benefit, and 4.30% for the Excess Benefit Plan, and the RP-2000 Combined Health Mortality Table for males and females, with generational mortality projected using Scale AA. The present value as of December 31, 2012, was calculated by discounting the accrued benefit payable at normal retirement age using a 3.81% discount rate for the Pension Plan benefit, and 3.49% for the Excess Benefit Plan, and the RP-2000 Combined Health Mortality Table for males and females, with generational mortality projected

using Scale AA. In 2011, amounts include above-market earnings on non-qualified deferred compensation, using 120% of the applicable federal long-term rate as the basis for market earnings. The present value as of December 31, 2011, was calculated by discounting the accrued benefit payable at normal retirement age using a 4.4% discount rate for the Pension Plan benefit, and 4.3% for the Excess Benefit Plan, and the RP-2000 Combined Health Mortality Table for males and females, with generational mortality projected using Scale AA.

(5) All Other Compensation for 2013 consists of the following:

	Savings Plan			**Perquisites**				
Name	Match ($)	Profit Sharing ($)	Excess ($)	Perquisite Allowance ($) (a)	Travel ($) (b)	Gross ups ($) (c)	Other ($) (d)	Total ($)
H. Chris Killingstad	7,650	5,865	46,986	26,225	—	—	102	86,828
Thomas Paulson	7,650	5,865	13,839	12,000	3,491	1,767	102	44,714
Thomas J. Dybsky	7,650	5,865	7,692	13,225	6,168	5,739	—	46,339
Andrew J. Eckert	7,650	5,865	8,713	12,000	6,168	5,739	102	46,237
Don B. Westman	7,650	5,865	10,707	12,000	3,491	1,767	102	41,582

(a) In lieu of executive perquisites, we provided a cash payment. Amount also includes reimbursement by our Company for an executive medical examination for Messrs. Killingstad and Dybsky.

(b) Travel expenses paid in connection with sales incentive trips where Messrs. Eckert, Dybsky, Paulson and Westman, and their respective spouses or guests, were expected to entertain high-performing sales representatives, distributors or contractors and their respective spouses or guests.

(c) Amount represents the tax gross-up portion for travel expenses for the spouse or guest of each of Messrs. Eckert, Dybsky, Paulson and Westman in connection with the business incentive trips described above.

(d) Amounts represent life insurance premiums paid by our Company.

GRANTS OF PLAN-BASED AWARDS IN 2013

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)[4]	Grant Date Fair Value of Stock and Option Awards ($)
Name	Grant Date	Approval Date	Threshold ($)[1]	Target ($)[2]	Maximum ($)[3]	Threshold (#)	Target (#)	Maximum (#)				
H. Chris Killingstad......	2/22/2013	2/12/2013				7,557	15,115	30,230				710,858
	2/22/2013	2/12/2013							7,557			355,406
	2/22/2013	2/12/2013								36,149	47.03	710,646
			380,610	761,220	2,000,000							
Thomas Paulson...........	2/22/2013	2/12/2013				1,943	3,887	7,774				182,806
	2/22/2013	2/12/2013							1,944			91,426
	2/22/2013	2/12/2013								9,297	47.03	182,768
			112,359	224,717	674,152							
Thomas J. Dybsky............	2/22/2013	2/12/2013				1,294	2,589	5,178				121,761
	2/22/2013	2/12/2013							1,294			60,857
	2/22/2013	2/12/2013								6,191	47.03	121,708
			70,142	140,283	420,850							
Andrew J. Eckert.............	2/22/2013	2/12/2013				1,445	2,891	5,782				135,964
	2/22/2013	2/12/2013							1,445			67,958
	2/22/2013	2/12/2013								6,914	47.03	135,921
			79,127	158,254	474,763							
Don B. Westman.........	2/22/2013	2/12/2013				1,587	3,174	6,348				148,273
	2/22/2013	2/12/2013							1,587			74,637
	2/22/2013	2/12/2013								7,592	47.03	149,250
			86,884	173,768	521,304							

(1) The threshold amount represents a minimum performance that results in a payout equal to 50% of the target award under our 2013 Short-Term Incentive Plan.

(2) The amount represents the target amount under our 2013 Short-Term Incentive Plan.

(3) The maximum payout under our 2013 Short-Term Incentive Plan is 300% of target and no Named Executive may receive a payout in excess of $2 million.

(4) The exercise price is based on the closing price on the last trading day prior to the date of grant.

OUTSTANDING EQUITY AWARDS AT 2013 FISCAL YEAR-END

Name	Option Awards				Stock Awards			
	Number of Securities Underlying Unexercised Options Exercisable (#)[1]	Number of Securities Underlying Unexercised Options Unexercisable (#)[2]	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[3]	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[4]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[4]
H. Chris Killingstad...	106,251	—	10.08	02/27/2019				
	115,583	—	24.21	02/26/2020				
	26,371	13,186	40.21	02/25/2021				
	12,608	25,216	43.66	02/24/2022				
	—	36,149	47.03	02/22/2023				
					23,634	1,602,622		
							30,922 [5]	2,096,821
Thomas Paulson	10,000	—	24.995	03/23/2016				
	48,592	—	10.08	02/27/2019				
	30,304	—	24.21	02/26/2020				
	6,914	3,457	40.21	02/25/2021				
	3,243	6,485	43.66	02/24/2022				
	—	9,297	47.03	02/22/2023				
					6,120	414,997		
							7,952 [5]	539,225
Thomas J. Dybsky	20,179	—	24.21	02/26/2020				
	4,604	2,302	40.21	02/25/2021				
	2,160	4,318	43.66	02/24/2022				
	—	6,191	47.03	02/22/2023				
					4,075	276,326		
							5,296 [5]	359,122
Andrew J. Eckert	4,855	2,427	40.21	02/25/2021				
	2,412	4,822	43.66	02/24/2022				
	—	6,914	47.03	02/22/2023				
					4,462	302,568		
							6,389 [5][6]	433,238
Don B. Westman........	5,646	2,823	40.21	02/25/2021				
	2,648	5,295	43.66	02/24/2022				
	—	7,592	47.03	02/22/2023				
					4,997	338,847		
							6,494 [5]	440,358

(1) Stock options granted with a ten-year term become exercisable in 33.33% increments on each annual anniversary of the date of the grant.

(2) Options vest in 33.33% increments on each annual anniversary of the date of the 2/25/2011, 2/24/2012 and 2/22/2013 grant dates.

(3) Restricted stock awards granted on 2/25/2011 vested 100% on 2/25/2014. Restricted stock awards granted on 2/24/2012 will vest 100% on 2/24/2015. Restricted stock awards granted on 2/22/2013 will vest 100% on 2/22/2016.

(4) The 2013 LTIP awards are reflected at target.

(5) 2011 LTIP award vested at target (100%) on 12/31/2013; however, a portion of the payout cannot be determined any earlier than April 2014. It is currently estimated that our three-year ROIC ranking relative to the Peer Group will result in a total payout of at least 150% of target. The Company will file a Current Report on Form 8-K with the Securities and Exchange Commission disclosing the amount of the payout to each Named Executive when such amounts are determined. The 2012 LTIP will vest on 12/31/2014 and the 2013 LTIP will vest on 12/31/2015 if the specified performance conditions are met.

(6) Includes 2010 STIP DSU 20% premium award of 475 units granted on 2/25/2011 that vested on 2/25/2014.

OPTION EXERCISES AND STOCK VESTED IN 2013

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
H. Chris Killingstad	139,429	5,340,173	26,230	1,560,418
Thomas Paulson	—	—	6,878	409,166
Thomas J. Dybsky	71,113	2,718,067	4,580	272,460
Andrew J. Eckert	47,241	1,404,206	4,558	274,876
Don B. Westman	48,562	1,711,903	5,616	334,100

Tennant Company Pension Plan

The Tennant Company Pension Plan provides fixed retirement benefits for certain employees of our Company. The Plan is open to employees hired on or before December 31, 2000, who met the Plan's participation requirements on or before that date and who elected to remain in the Plan after December 31, 2000. No employees hired on or after January 1, 2001, are eligible to participate in this plan. The Tennant Netherlands Pension Plan is still open for new enrollment.

Under our Pension Plan, the normal monthly retirement benefit is calculated as the participants' years of credited service up to 30 years, times the difference between (a) 1.4% of the participants' Final Average Monthly Earnings and (b) the lesser of .609% of the participants' Final Average Monthly Earnings, 1/12 of the participants' Final Average Compensation, or 1/12 of Social Security Covered Compensation. Participants may retire with an unreduced benefit at age 65, or, if earlier, when the sum of their age and service is equal to or greater than 85. Optional forms of benefit may be elected that are actuarially equivalent to the normal form of benefit. Currently under ERISA, as amended, the maximum annual amount that can be paid during 2013 to any individual is $245,000. Amounts in excess of that maximum as well as amounts based on compensation that are excluded from the Plan formula by ERISA or the terms of the Plan are covered under the Tennant Company Excess Benefit Plan.

Tennant Company Excess Benefit Plan

The Tennant Company Excess Benefit Plan is a component of the Tennant Company Executive Deferred Compensation Plan that provides additional retirement benefits for selected highly compensated employees participating in the Tennant Company Pension Plan. Employees participating in the Excess Benefit Plan will receive a retirement benefit equal to the additional benefits which would have been provided under our Pension Plan if (a) the limitations imposed by Sections 401(a)(17) and 415 of the Internal Revenue Code were not applicable, and (b) management bonuses were included in certified earnings, and (c) compensation deferred under the terms of our Executive Deferred Compensation Plan were included in certified earnings for the plan year in which such amounts would have been paid in the absence of the deferral.

PENSION BENEFITS FOR 2013

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)
H. Chris Killingstad	Tennant Pension Plan	—	—
	Tennant Executive Deferred Compensation Plan	—	—
Thomas Paulson	Tennant Pension Plan	—	—
	Tennant Executive Deferred Compensation Plan	—	—
Thomas J. Dybsky	Tennant Pension Plan(1)	15.25	542,356
	Tennant Executive Deferred Compensation Plan(2)	15.25	462,966
Andrew J. Eckert	Tennant Pension Plan	—	—
	Tennant Executive Deferred Compensation Plan	—	—
Don B. Westman	Tennant Pension Plan	—	—
	Tennant Executive Deferred Compensation Plan	—	—

(1) The present value as of December 31, 2013, was calculated by discounting the accrued benefit payable at normal retirement age using a 4.65% discount rate for our Pension Plan benefit, and 4.30% for our Excess Benefit Plan, and the RP-2000 Combined Health Mortality Table for males and females, with generational mortality projected using Scale AA.

(2) Defined Benefit portion of our Non-qualified Deferred Compensation Plan. These amounts are not included in the Non-qualified Deferred Compensation Table.

Non-Qualified Deferred Compensation for 2013

Two elements of Total Compensation may be deferred: base salary and STIP payouts. Our Named Executives may elect to defer 0-25% of their base salary and 0-100% of their STIP payout.

The interest rate for 2013 Non-Qualified Deferred Compensation was 2.83%. This rate is based on the ten-year Treasury bond rate as of December 13, 2012, of 1.83% plus one percent.

NON-QUALIFIED DEFERRED COMPENSATION IN 2013

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)[2]	Aggregate Earnings in Last FY ($)	Aggregate Balance at Last FYE ($)[3]
H. Chris Killingstad	—	46,986	13,331	525,304
Thomas Paulson	—	13,839	2,937	119,235
Thomas J. Dybsky	—	7,692	112,740[4]	690,774
Andrew J. Eckert	—	8,713	3,906	278,479
Don B. Westman	173,768[1]	10,707	54,116	2,120,604[5]

(1) Amount represents 25% of Mr. Westman's 2013 base salary and 100% of his 2013 STIP.

(2) Also included in the All Other Compensation column of the Summary Compensation Table.

(3) In addition to amounts reported in the Summary Compensation Table for 2013, as reflected in Footnote 1 above, the following amounts were reported as compensation for our Named Executives in the Summary Compensation Table for prior years: (a) Mr. Killingstad: in 2006, $76 of Non-Qualified Deferred Compensation Earnings and $35,583 of All Other Compensation; in 2007, $51,577 of All Other Compensation; in 2008, $35,076 of All Other Compensation; in 2009, $21,982 of All Other Compensation; in 2010, $79,264 of All Other Compensation; in 2011, $89,422 of All Other Compensation; and in 2012, $59,506 of All Other Compensation; (b) Mr. Paulson: in 2006, $181 of All Other Compensation; in 2007, $8,791 of All Other Compensation; in 2008, $12,314 of All Other Compensation; in 2009, $6,303 of All Other Compensation; in 2010, $23,397 of All Other Compensation; in 2011, $26,580 of All Other Compensation; and in 2012, $17,484 of All Other Compensation; (c) Mr. Dybsky: in 2006, $208 of Non-Qualified Deferred Compensation Earnings and $12,219 of All Other Compensation; in 2007, $19,390 of All Other Compensation; in 2008, $7,340 of All Other Compensation; in 2009, $2,720 of All Other Compensation; in 2010, $13,356 of All Other Compensation; in 2011, $15,437 of All Other Compensation; and in 2012, $9,940 of All Other Compensation; (d) Mr. Eckert: in 2011, $15,108 of All Other Compensation; and in 2012, $10,795 of All Other Compensation; Mr. Eckert was not a Named Executive in years prior to 2011; and (e) Mr. Westman: in 2007, $30,000 of Salary, $145,281 of Non-Equity Incentive Plan Compensation and $2,640 of All Other Compensation; in 2008, $46,272 of Salary and $11,188 of All Other Compensation; in 2009, $64,488 of Salary, $226,369 of Non-Equity Incentive Plan Compensation and $8,729 of All Other Compensation; in 2010, $79,224 of Salary, $68,320 of Stock Awards, $245,588 of Non-Equity Incentive Plan Compensation and $18,336 of All Other Compensation; in 2011, $81,974 of Salary, $164,647 of Non-Equity Incentive Plan Compensation and $20,497 of All Other Compensation; and in 2012, $84,413 of Salary, $109,480 of Non-Equity Incentive Plan Compensation, $124,027 of Stock Awards (settled in cash) and $13,498 of All Other Compensation.

(4) Includes deferred stock units that will be settled in Common Stock.

(5) Includes $119,562 of Stock Awards (settled in cash) which was reported on a Form 8-K filed by the Company on April 25, 2013.

Potential Payments upon Termination or Change in Control

We are a party to agreements with our executive officers that together establish the terms of the employment relationship between us and the executive, the terms under which that relationship may be ended, and the rights and obligations of the parties after the employment relationship ends. Collectively these agreements are referred to as the "Executive Agreements" and consist of an Executive Employment Agreement and a Management Agreement. The Executive Agreements for executive officers paid in the United States were modified in 2008 in response to new interpretations and requirements under Sections 162(m) and 409A of the Internal Revenue Code. The Management Agreements were reviewed in 2011 and the Committee approved certain modification to the terms of the Management Agreements that are described below and which became effective on January 1, 2012. Except as noted below, none of the revisions were intended to materially increase the level of benefit collectively provided to each executive or to materially change the events triggering payment of the benefits.

The Executive Agreements address various termination of employment scenarios, including an executive's involuntary termination without cause, an executive's voluntary termination for good reason, and an executive's death or disability. No severance payments are made to executive officers who are terminated for cause. An executive agrees under the Executive Agreements not to compete with us during employment or for a period of 12 months after employment ends, not to disclose our confidential information during or after employment for as long as the information retains its confidential nature, and not to solicit our employees or customers for a period of 12 months after employment ends. Severance payments as described below under the Executive Agreements are conditioned on an executive remaining in compliance with these requirements, including an obligation to inform us of any potentially competitive activities during the 12-month post-employment period, and signing a release of claims in favor of the Company. The Executive Agreements also provide that severance payments under those agreements will be reduced by the amount of any other severance compensation an executive is eligible to receive from us under any other agreement or plan of ours providing compensation in the event of involuntary termination.

As described below, our equity-based incentive plans and the award agreements under those plans also call for compensation to be provided under certain circumstances in connection with an executive officer's termination of employment or a change in control of our Company.

Executive Employment Agreement

The Executive Employment Agreement describes the rights and obligations of our Company and the executive in connection with the executive's separation from employment in situations other than following or in connection with a change in control. Under the Executive Employment Agreement:

- Upon any termination of employment, an executive will receive any earned but unpaid base salary and STIP payments for the preceding year.
- Upon a termination due to death or disability, an executive (or beneficiary) will also receive base salary through the last day of the calendar month in which the termination occurs.
- Upon termination by us without cause or by the executive for good reason, the executive is entitled to receive (i) an amount equal to one year's base salary, (ii) an amount equal to a pro-rata portion of the award that would have been payable to the executive under the STIP for the year of termination had the executive been employed for the full year, based on the actual performance of objectives, with such amount before proration not to exceed an award based on target performance, and (iii) lump sum cash payment equal to 18 times our Company's portion of the monthly premiums for group medical/dental coverage and group life insurance coverage.
- The timing of the payment of the foregoing amounts is as follows: The executive is paid his or her base salary in accordance with our regular payroll practices for a period of 12 consecutive months following the date of termination. If the payment of base salary exceeds the amount that would cause it to be considered a deferral of compensation under Section 409A of the Internal Revenue Code, the excess will be paid in a lump sum within 2½ months of the termination date. The executive's STIP payment is made at the normal payment date, but in no event later than 2½ months after the end of the STIP plan year. The medical, dental and group life insurance contributions will be paid for a period of up to 12 months after the termination date, unless the

executive is no longer eligible for COBRA continuation coverage or fails to timely pay the employee portion of such premiums.

For purposes of the Executive Employment Agreement, "cause" means (i) executive's material breach of the agreement that is not remedied within 30 days after receiving written notice from us, (ii) an executive's dishonest act(s) intended to result in gain or personal enrichment at our expense, (iii) an executive's persistent, willful and deliberate failure to perform his or her duties that constitutes gross neglect and is not remedied within 90 days of receipt of written notice from us, or (iv) an executive's indictment or conviction for a felony if the underlying acts are substantially detrimental to us or our reputation.

For purposes of the Executive Employment Agreement, "good reason" means the occurrence of the following without executive's consent: (i) our material breach of the agreement, or (ii) a material diminution in the executive's authority, duties or responsibilities other than for cause or on account of disability; provided that in either case the executive gives us notice within 90 days of the first occurrence of the condition and we fail to remedy it within 30 days after receipt of written notice.

Management Agreement

Recognizing the need to retain executive officers in our business if there is a possible change in control, and in order to facilitate an orderly transition in the event of an actual change in control, the Management Agreement provides for severance compensation if an executive is terminated under certain circumstances after or in connection with a change in control. Under the Management Agreement:

- If within three years of a change in control an executive is involuntarily terminated without cause or terminates his or her employment for good reason, then change in control severance compensation consists of (i) an amount equal to three times the executive's annual compensation, (ii) a pro-rata payment of the executive's STIP award for the year of termination, assuming all performance targets had been met, and (iii) an amount equal to 18 times the Company's portion of the monthly premium cost (as of the termination date) for group medical, dental and basic life insurance coverage, to the extent executive was covered by such plans on the termination date (pursuant to the revisions effective January 1, 2012, this cash payment is in lieu of Company-subsidized benefits continuation during the COBRA continuation period). The payments will be made in a lump sum within 2½ months after the termination date.
- If an executive is involuntarily terminated or terminates his or her employment for good reason prior to an event that would otherwise constitute a change in control, such termination is in connection with or in anticipation of a change in control, and a change in control ultimately occurs, then change in control severance compensation will be payable consistent with the first bullet point above, except that the severance pay will be paid within 2½ months after the change in control.
- If an executive's employment is terminated due to death or disability, the executive (or beneficiary) will receive base salary paid through the end of the month in which termination occurs.

Pursuant to the revisions effective January 1, 2012, our Company no longer pays severance compensation if the executive voluntarily terminates employment without good reason during the 13th month after a change in control.

For purposes of the Management Agreement, "cause" is defined more narrowly than under the Executive Employment Agreement, and means (i) an executive's persistent, willful and deliberate failure to perform his or her duties that constitutes gross neglect and is not remedied within 90 days of receipt of written notice from us, or (ii) an executive's indictment or conviction for a felony if the underlying acts are substantially detrimental to us or our reputation.

For purposes of the Management Agreement, "good reason" is defined more broadly than under the Executive Employment Agreement, and includes the following in addition to the factors cited in the Executive Employment Agreement: (i) the executive's duties, responsibilities, or authority are materially diminished as compared to his or her duties, responsibilities, or authority before the change in control, for reasons other than cause or disability, including but not limited to a material reduction in executive's budget authority or number of direct reports or executive's removal from any position or office held; (ii) a material reduction in executive's base salary or target incentive opportunity; (iii) a material reduction in the authority, duties, or responsibilities of the person to whom executive reports; (iv) we fail to obtain assumption of the Management Agreement by any successor; (v) we require the executive to relocate to any place other than a location within 25 miles of the location at which the executive performed duties immediately prior to the change in control; or (vi) we require that the executive travel on Company business to a substantially greater degree than required immediately prior to the change in control. For good reason to exist, the executive must give us notice within 90 days of the first occurrence of the good reason condition, we must fail to remedy it within 30 days after receipt of written notice and the executive must resign within six months following the date the executive provided written notice. Pursuant to the revisions effective January 1, 2012, the good reason definition was expanded and clarified, based on peer company data provided by the compensation consultant, and the notice and remedy periods for the Management Agreement and the Executive Employment Agreement are the same.

For purposes of the Management Agreement, "annual compensation" means (i) the executive's highest annual base salary rate, as established by our Company, in effect during the term of the Management Agreement, plus (ii) the higher of (a) the executive's target short-term incentive plan award for the plan year that includes the termination date or (b) the average short-term incentive plan award payable to the executive by our Company for the three full plan year period ending immediately prior to the plan year that includes the termination date (or the entire period that executive participated in the short-term incentive plan, if less than three full plan years). For this purpose, annual compensation is calculated prior to any deductions for any elective deferrals the executive may have made to a deferred compensation plan of our Company. (Prior to the revisions effective January 1, 2012, annual compensation was based on an average of taxable compensation from our Company during the executive's five taxable years preceding the change in control.)

For purposes of the Management Agreement, "change in control" means (i) 50% or more of our directors are individuals who were not appointed by our Board to fill vacancies on the Board or were not supported by our Board for election by our shareholders or, pursuant to revisions effective January 1, 2012, were elected or appointed by our Board in connection with an actual or threatened proxy contest, (ii) 35% or more of our common stock or of the voting power of our securities generally is acquired or beneficially owned by an individual, entity or group (subject to certain exceptions for certain affiliates and employee benefit plans), (iii) we consummate a merger with or into another entity, unless the voting securities of the surviving entity are more than 50% controlled by our shareholders prior to the merger and in substantially the same proportions, and no individual, entity or group beneficially owns more than 35% of the surviving entity, (iv) we consummate an exchange of our voting securities for cash, securities or other property, unless our shareholders receive in the exchange voting securities of a parent corporation that are more than 50% owned by our shareholders prior to the exchange in substantially the same proportions, and no individual, entity or group beneficially owns more than 35% of the parent corporation, (v) we consummate a sale or other disposition of all or substantially all of our assets, (vi) our shareholders approve a definitive plan to liquidate or dissolve the Company, (vii) we enter into an agreement relating to a change in control as described in clauses (i) through (v) above and such change in control occurs within two years of such agreement, or (viii) a tender or exchange offer or proxy contest is commenced that results, within two years, in a change in control described in clauses (i) or (ii) above.

Change in control severance compensation under the Management Agreement, as well as any other compensation under other plans or agreements that are contingent upon a change in control, may be reduced to the extent necessary to avoid excise taxation to the executive and non-deductibility to our Company under federal income tax laws applicable to "parachute payments."

Our equity incentive plans allow for acceleration of stock options upon an executive's death, disability or retirement and upon a change in control of our Company. Upon death or disability, options generally become exercisable in full, and may be exercised at any time, or from time to time, within five years of the executive's date of death or date of termination due to disability. Upon retirement, options generally become exercisable in full and may be exercised within three months of the date of termination due to the executive's retirement, or any such longer period as the Committee administering the plan may permit. For purposes of our equity compensation plans, "retirement" is generally defined as termination on or after age 55, provided that the executive has been employed by us or our affiliates for at least ten years, or termination of employment on or after age 62, provided, under certain plans, that the executive has given us at least six months' prior written notice of such termination. Upon a change in control, options generally become exercisable in full, subject to our right to cash out the options by paying the spread.

The plans generally allow for a pro-rata portion of any restricted stock units to be paid out upon an executive's death, disability or retirement. The payment is based on the extent to which achievement of performance targets were satisfied at the end of the performance period and pro-rated for length of employment within the performance period. Upon a change in control, restricted stock units will immediately vest and be paid in full.

A pro-rata share of restricted stock is generally payable upon the executive's death, disability or retirement. The executive, or his or her successor, shall be entitled to the number of shares of restricted stock under outstanding awards, pro-rated for the portion of the term of the awards during which the executive was employed. All restrictions are lifted with respect to such pro-rated shares. Upon a change in control, restricted stock will immediately vest in full.

Assuming that a termination event or change in control occurred on December 31, 2013, the total compensation that would have been payable pursuant to the Executive Agreements, including the revisions to the Management Agreement effective January 1, 2012, to each Named Executive who was employed by us on such date is:

PAYMENTS DUE UPON TERMINATION WITHOUT CAUSE OR TERMINATION FOR GOOD REASON

Name	Base Salary ($)	STIP ($)	Benefits ($)	Total ($)
H. Chris Killingstad	667,165	380,610	12,687	1,060,462
Thomas Paulson	377,491	112,359	12,687	502,537
Thomas J. Dybsky	314,206	70,142	12,534	396,882
Andrew J. Eckert	319,012	102,398	19,636	441,046
Don B. Westman	350,284	86,884	12,687	449,855

PAYMENTS DUE UPON TERMINATION WITHIN THREE YEARS OF THE CHANGE IN CONTROL EVENT[(1)]

Name	Average Annual Compensation ($)	STIP Target ($)	Benefits ($)	Total ($)
H. Chris Killingstad	4,264,983	761,220	12,687	5,038,890
Thomas Paulson	1,808,378	224,717	12,687	2,045,782
Thomas J. Dybsky	1,364,991	140,283	12,534	1,517,808
Andrew J. Eckert	1,395,248	158,254	19,636	1,573,138
Don B. Westman	1,573,831	173,768	12,687	1,760,286

(1) Named Executives would also have accelerated vesting of unvested restricted stock and stock options. Refer to the Additional Potential Benefits Upon Change in Control or Termination Due to Death, Disability or Retirement table directly below.

ADDITIONAL POTENTIAL BENEFITS UPON CHANGE IN CONTROL OR TERMINATION DUE TO DEATH, DISABILITY OR RETIREMENT

Name	Value of Accelerated Equity Awards under Change in Control ($)(1)	Value of Accelerated Equity Awards upon Death, Disability or Retirement ($)(1)
H. Chris Killingstad	6,531,941	4,837,925
Thomas Paulson	1,690,074	1,254,253
Thomas J. Dybsky	1,125,441	835,214
Andrew J. Eckert	1,234,746	910,961
Don B. Westman	1,380,091	1,024,219

(1) Amounts reflect the acceleration of restricted stock and restricted stock unit awards, as well as stock options outstanding as of December 31, 2013.

ITEM 3 - ADVISORY APPROVAL OF EXECUTIVE COMPENSATION

At our 2011 Annual Meeting of Shareholders, we conducted a non-binding advisory vote regarding the frequency with which we would conduct future non-binding advisory votes on the compensation of our Named Executives, as required by Section 14A of the Exchange Act. At the meeting, shareholders expressed their preference for an annual non-binding advisory vote on executive compensation every year until the next vote with respect to frequency, which will be no later than the Company's Annual Meeting of Shareholders in 2017, and, consistent with that preference, our Board of Directors determined that we will conduct such votes on an annual basis.

Tennant's guiding compensation philosophy is to maintain programs that will attract, retain, motivate and reward high-caliber key executive officers who can create long-term financial success for our Company and enhance shareholder return. Our Compensation Committee bases its executive compensation decisions on the following core objectives:

- Align executive compensation with the short-term and long-term goals of our Company and our shareholders;
- Correlate compensation with Company performance; and
- Provide a comprehensive compensation package that is competitive with those of similarly sized U.S. durable goods manufacturing companies.

We believe that our Company's long-standing executive compensation programs have been effective at motivating the achievement of strong results even during challenging economic times, creating a relationship between pay and performance and aligning the interests of executive officers with those of our shareholders while discouraging risk-taking behavior that would be likely to have a material adverse effect on our Company.

Compensation actions taken in fiscal 2013 for our Named Executives featured:

- Base salary increases consistent with entire employee population or to remain competitive within the market for the applicable level of responsibility;
- STIP performance goals continued to be aligned with our Company's focus on operational improvement, including incentive operating profits (dollars and as a percentage of net sales);
- Continued the cap on STIP payout levels; and
- Removal of ROIC peer comparison in LTIP acknowledging the Company's presence in the top end of its peer group and in turn focusing incentive only on internal stretch goals.

Shareholders are encouraged to read the "Compensation Discussion and Analysis" and associated compensation tables for a more detailed discussion of how the Company's compensation programs reflect our overarching compensation philosophy and objectives.

Our Company is presenting shareholders with the opportunity to submit an advisory approval on our executive compensation program for our Named Executives by voting on the following resolution:

"RESOLVED, that the shareholders of Tennant Company approve, on an advisory basis, the compensation paid to the Company's Named Executives as disclosed in the "Compensation Discussion and Analysis" section, and compensation tables and narrative discussion contained in the "Executive Compensation Information" section in this Proxy Statement."

This advisory approval will not be binding on our Compensation Committee or our Board. However, they will carefully consider the outcome of the vote. If there are a significant number of negative votes, we will seek to understand the concerns that influenced the vote and consider them in making future decisions about executive compensation arrangements.

Our Board of Directors, upon recommendation of our Compensation Committee, recommends a vote FOR the advisory resolution approving the compensation of our Company's Named Executives.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information about shares of the Company's Common Stock that may be issued under the Company's equity compensation plans, as of December 31, 2013.

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights[1]	(b) Weighted-average exercise price of outstanding options, warrants and rights[2]	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities in column (a))
Equity compensation plans approved by security holders..	1,183,334	$30.42	1,643,264
Equity compensation plans not approved by security holders..	—	—	—
Total	1,183,334	$30.42	1,643,264

(1) Amount includes outstanding awards under the 1995 Stock Incentive Plan, the 1997 Non-Employee Director Stock Option Plan, the 1999 Stock Incentive Plan, the 2007 Stock Incentive Plan and the Amended 2010 Stock Incentive Plan, each as amended (the "Plans"). Amount includes shares of Common Stock that may be issued upon exercise of outstanding stock options under the Plans. Amount also includes shares of Common Stock that may be paid in cash upon exercise of outstanding stock appreciation rights under the Plans. Amount also includes shares of Common Stock that may be issued upon settlement of restricted stock units and deferred stock units (phantom stock) under the Plans. Stock appreciation rights, restricted stock units and deferred stock units may be settled in cash, stock or a combination of both. Column (a) includes the maximum number of shares that could be issued upon a complete distribution of all outstanding stock options and stock appreciation rights (877,322) and restricted stock units and deferred stock units (306,012).

(2) Column (b) includes the weighted-average exercise price for outstanding stock options and stock appreciation rights.

OTHER INFORMATION

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of March 3, 2014, information regarding beneficial ownership (including shares subject to options and other convertible securities that are exercisable, will become exercisable, or otherwise will be settled within 60 days of March 3, 2014) by:

- Beneficial owners of more than 5% of our Common Stock;
- Ownership by directors and director nominees;
- Ownership by the Named Executives as listed in the Summary Compensation Table; and
- Ownership by all current directors and executive officers as a group.

Except as otherwise noted, the shareholders listed have sole voting and investment powers with respect to the Common Stock owned by them.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Common Stock[1]
BlackRock, Inc. 40 East 52nd Street New York, NY 10022	1,601,568 shares in aggregate. BlackRock has sole voting power for 1,542,278 shares, shared voting power for 0 shares, sole investment authority for 1,601,568 shares and shared investment authority for 0 shares.[2][3]	8.7%
Royce & Associates, LLC 745 Fifth Avenue New York, NY 10151	1,364,333 shares in aggregate. Royce & Associates has sole voting power for 1,364,333 shares, shared voting power for 0 shares, sole investment authority for 1,364,333 shares and shared investment authority for 0 shares.[2][4]	7.4%
The Vanguard Group, Inc. 100 Vanguard Blvd. Malvern, PA 19355	1,316,756 shares in aggregate. Vanguard Group has sole voting power for 26,456 shares, shared voting power for 0 shares, sole investment authority for 1,290,500 shares and shared investment authority for 26,256 shares.[2][5]	7.1%
Janus Capital Management LLC 151 Detroit Street Denver, CO 80206	1,255,159 shares in the aggregate. Janus Capital has sole voting power for 1,255,159 shares, shared voting power for 0 shares, sole investment authority for 1,255,159 shares and shared investment authority for 0 shares.[2][6]	6.8%
Neuberger Berman Group LLC 605 Third Avenue New York, NY 10158	1,085,355 shares in aggregate. Neuberger Berman has sole voting power for 0 shares, shared voting power for 1,082,655 shares, sole investment authority for 0 shares and shared investment authority for 1,085,355 shares.[2][7]	5.9%

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Common Stock[(1)]
Vanguard Fiduciary Trust Company 500 Admiral Nelson Blvd. Malvern, PA 19355	1,017,835 shares in aggregate. Vanguard Fiduciary has sole voting power for 0 shares, shared voting power for 1,017,835 shares, sole investment authority for 0 shares and shared investment authority for 1,017,835 shares.(2)(8)	5.5%
H. Chris Killingstad	418,861 shares[(9)(10)]	2.2%
Thomas Paulson	129,389 shares[(9)(11)]	*
Thomas J. Dybsky	41,765 shares[(9)(12)]	*
Andrew J. Eckert	29,743 shares[(13)]	*
Don B. Westman	34,668 shares[(9)(14)]	*
Azita Arvani	2,890 shares[(15)]	*
William F. Austen	24,182 shares[(16)]	*
Carol S. Eicher	16,060 shares[(17)]	*
James T. Hale	46,891 shares[(18)]	*
David Mathieson	29,955 shares[(19)]	*
Donal L. Mulligan	11,391 shares[(20)]	*
Stephen G. Shank	50,405 shares[(21)]	*
Steven A. Sonnenberg	26,418 shares[(22)]	*
David S. Wichmann	12,539 shares[(23)]	*
All directors and executive officers as a group (17 persons)	957,423 shares[(9)(24)]	5.0%

(1) An asterisk in the column listing the percentage of shares beneficially owned indicates the person owns less than 1% of the total.

(2) The information set forth above as to the Amount and Nature of Beneficial Ownership is based upon Schedule 13G statements filed with the Securities and Exchange Commission reflecting beneficial ownership as of December 31, 2013.

(3) Blackrock, Inc., the parent holding company, reports that various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of our Common Stock. No one person's interest in our Common Stock is more than 5% of the total outstanding shares of Common Stock.

(4) Includes various accounts managed by Royce & Associates, LLC, which have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of the Company.

(5) The 26,456 shares over which The Vanguard Group has sole voting power and 26,256 shares over which it has shared dispositive power are beneficially owned by Vanguard Fiduciary Trust Company, its wholly-owned subsidiary, as the investment manager of collective trust accounts for which it directs the voting of the shares.

(6) Janus Capital Management LLC ("Janus Capital") reports that it has a direct 96.74% ownership stake in INTECH Investment Management ("INTECH") and a direct 99.61% ownership stake in Perkins Investment Management LLC ("Perkins"). Due to the above ownership structure, holdings for Janus Capital, Perkins and INTECH are aggregated for purposes of the Schedule 13G filing. Janus Capital, Perkins and INTECH are registered investment advisers, each furnishing investment advice to various investment companies registered under Section 8 of the Investment Company Act of 1940 and to individual and institutional clients (collectively, the "Managed Portfolios"). As a result of its role as investment adviser or sub-adviser to the Managed Portfolios, Janus Capital may be deemed to be the beneficial owner of 1,255,159 shares held by the Managed Portfolios. However, Janus

Capital does not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in the Managed Portfolios and disclaims any ownership associated with such rights.

(7) Neuberger Berman Group LLC is affiliated with Neuberger Berman LLC and Neuberger Berman Management LLC, each of which serves as a sub-adviser and investment manager, respectively, of Neuberger Berman Group LLC's various registered mutual funds which hold such shares. Of the shares listed in the table, Neuberger Berman Group LLC and Neuberger Berman LLC each have sole voting power for 0 shares, shared voting power for 1,082,655 shares, sole investment authority for 0 shares and shared investment authority for 1,085,355 shares; and Neuberger Berman Management LLC has sole voting power for 0 shares, shared voting power for 953,535 shares, sole investment authority for 0 shares and shared investment authority for 953,535 shares.

(8) This number includes shares held in trust with Vanguard Fiduciary Trust as of December 31, 2013, for the benefit of employees in certain of the Company's employee benefit plans, all of which have been allocated to plan participants. The plan trustee votes shares allocated to participant accounts as directed by participants. Shares held by the trustee on behalf of the plans as to which participants have made no timely voting directions are voted by the plan trustee in the same proportions as shares for which directions are received. Shares held by the trustee on behalf of the plans may be disposed of by the plans or the trustee only in accordance with the terms of the plans. For tender decisions, if no instruction is received from a participant, the shares will not be tendered.

(9) Includes shares allocated to the individual or group under the Tennant Profit Sharing and ESOP Plan.

(10) Includes 298,657 shares covered by currently exercisable options or options exercisable within 60 days, granted to Mr. Killingstad. Also includes 16,346 performance-based restricted stock units from the 2011 LTIP award that vested at target (100%) on December 31, 2013, but will not be paid out until April 2014.

(11) Includes 108,851 shares covered by currently exercisable options or options exercisable within 60 days, granted to Mr. Paulson. Also includes 4,286 performance-based restricted stock units from the 2011 LTIP award that vested at target (100%) on December 31, 2013, but will not be paid out until April 2014.

(12) Includes 33,468 shares covered by currently exercisable options or options exercisable within 60 days, granted to Mr. Dybsky. Also includes 2,854 performance-based restricted stock units from the 2011 LTIP award that vested at target (100%) on December 31, 2013, but will not be paid out until April 2014.

(13) Includes 14,410 shares covered by currently exercisable options or options exercisable within 60 days, granted to Mr. Eckert. Also includes 3,009 performance-based restricted stock units from the 2011 LTIP award that vested at target (100%) on December 31, 2013, but will not be paid out until April 2014.

(14) Includes 16,295 shares covered by currently exercisable options or options exercisable within 60 days, granted to Mr. Westman. Also includes 3,500 performance-based restricted stock units from the 2011 LTIP award that vested at target (100%) on December 31, 2013, but will not be paid out until April 2014. In addition, includes an aggregate of 7,783 shares held in Mr. Westman's or his spouse's trusts.

(15) Includes 1,245 shares covered by currently exercisable options or options exercisable within 60 days, granted to Ms. Arvani.

(16) Includes 12,905 shares covered by currently exercisable options or options exercisable within 60 days, granted to Mr. Austen.

(17) Includes 9,864 shares covered by currently exercisable options or options exercisable within 60 days, granted to Ms. Eicher.

(18) Includes 14,467 shares covered by currently exercisable options or options exercisable within 60 days, granted to Mr. Hale. Also includes 2,735 shares held in Mr. Hale's trust.

(19) Includes 13,481 shares covered by currently exercisable options or options exercisable within 60 days, granted to Mr. Mathieson.

(20) Includes 7,196 shares covered by currently exercisable options or options exercisable within 60 days, granted to Mr. Mulligan.

(21) Includes 16,467 shares covered by currently exercisable options or options exercisable within 60 days, granted to Mr. Shank.

(22) Includes 15,951 shares covered by currently exercisable options or options exercisable within 60 days, granted to Mr. Sonnenberg.

(23) Includes 7,852 shares covered by currently exercisable options or options exercisable within 60 days, granted to Mr. Wichmann.

(24) Includes 618,188 shares covered by currently exercisable options or options exercisable within 60 days, granted to executive officers (including Named Executives) and directors of our Company. Also includes 37,204 performance-based restricted stock units of the executive officers (including Named Executives) of our Company from the 2011 LTIP award that vested at target (100%) on December 31, 2013, but will not be paid out until April 2014. In addition, includes 10,518 shares held in various trusts of the Named Executives or directors of our Company.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires that our directors and executive officers file initial reports of ownership and reports of changes in ownership with the Securities and Exchange Commission. Directors and executive officers are required by Commission regulations to furnish us with copies of all Section 16(a) forms they file. Based solely on a review of copies of these forms furnished to us, and written representations from the directors and executive officers, all Section 16(a) filing requirements were met for the year ended December 31, 2013, except for Mr. Eckert who had a late Form 4 filing due to not timely receiving information from a third-party vendor with respect to an asset reallocation in Mr. Eckert's Retirement Savings Plan account that resulted in a sale of shares from his account and Mr. Westman who had four late Form 5 filings reporting transfers of shares from Mr. Westman into his spouse's trust account on two dates in 2008 and one date in each of 2009, 2010 and 2012.

Related-Person Transaction Approval Policy

In February 2007, our Board adopted a written related-person transaction approval policy, which sets forth our Company's policies and procedures for the review, approval or ratification of certain related-person transactions. Our policy applies to any transaction, arrangement or relationship or any series of similar transactions, arrangements or relationships in which our Company or an executive is a participant and in which a related person has a direct or indirect interest, but exempts the following:

- Payment of compensation by our Company to a related person for the related person's service to our Company in the capacity or capacities that give rise to the person's status as a "related person" (provided such compensation was approved by the Board or a Committee of the Board, if such approval was required);
- Transactions available to all employees or all shareholders of our Company on the same terms; and
- Transactions which, when aggregated with the amount of all other transactions between the related person and our Company, involve less than $120,000 in a fiscal year.

Our Board must approve any related-person transaction subject to this policy before commencement of the related-person transaction or, if the transaction is not identified prior to its commencement, the transaction must be submitted to our Board for ratification. The Board will analyze the following factors, in addition to any other factors the Committee deems appropriate, in determining whether to approve a related-person transaction:

- Whether the terms are fair to our Company;
- Whether the transaction is material to our Company;
- The role the related person has played in arranging the related-person transaction;
- The structure of the related-person transaction; and
- The interests of all related persons in the related-person transaction.

Our Board may, in its sole discretion, approve or deny any related-person transaction. Approval of a related-person transaction may be conditioned upon our Company and the related person taking such precautionary actions as our Board deems appropriate.

Political Contribution Policy

In December 2012, upon recommendation of the Governance Committee, our Board adopted a written Political Contributions and Public Policy Activities policy, which provides that:

- the Company and its subsidiaries abide by laws governing Political Contributions and related activities;
- the Company generally will not make direct Political Contributions;
- if the Company wants to make direct Political Contributions, it must get advance approval from the Governance Committee; and
- employees are forbidden from using Company property for political or public policy activities.

The policy is not intended to prohibit the Company from participating in trade associations, professional societies, industry groups and other tax-exempt organizations that represent the industries and business communities in which the Company operates.

Shareholder Proposals

Shareholder proposals intended to be presented at the 2015 Annual Meeting should be sent to our Corporate Secretary at 701 North Lilac Drive, P.O. Box 1452, Minneapolis, MN 55440-1452. Proposals must be received on or before November 10, 2014, to be eligible for inclusion in our Proxy Statement and form of Proxy relating to that meeting.

Shareholder proposals intended to be presented at the 2015 Annual Meeting, but not intended to be included in the Proxy Statement or form of Proxy for the meeting, must be received on or before January 23, 2015. Proxies solicited by our Board for that Annual Meeting will authorize the named Proxies on the Proxy Card to use their discretion in voting the Proxies when any such proposals are presented at the meeting.

See *Director Nomination Process* for information and requirements on how to nominate a director or recommend a potential director candidate for consideration by our Governance Committee.


N
W
E
S
Highway 169
Rhode Island Avenue
Golden Valley Road
Calvary Church
GVCC
Winnetka Avenue
Golden Valley Road
Post Office
Douglas Drive
Highway 100
Highway 55 - Olson Memorial Highway

TENNANT COMPANY

ANNUAL MEETING OF SHAREHOLDERS

10:30 a.m. CDT
Wednesday, April 23, 2014

Golden Valley Country Club
7001 Golden Valley Road
Golden Valley, MN 55427

Driving Directions:

FROM THE WEST:
Highway 55 East to Winnetka Avenue (stoplight). Left on Winnetka to Golden Valley Road. Right on Golden Valley Road for approximately one mile. Entrance to clubhouse on the right, just after the railroad tracks.

FROM THE SOUTH:
Interstate 494 West to Highway 100 North. 100 North to Highway 55 West. 55 West to Douglas Drive (stoplight). Right on Douglas Drive to Golden Valley Road (2nd light). Left on Golden Valley Road approximately 1/3 mile. Entrance to clubhouse on the left, before the railroad tracks.

FROM THE EAST:
Downtown
Interstate 394 West to Highway 100 North. 100 North to Highway 55 West. 55 West to Douglas Drive (stoplight). Right on Douglas Drive to Golden Valley Road (2nd light). Left on Golden Valley Road approximately 1/3 mile. Entrance to clubhouse on the left, before the railroad tracks.

FROM THE NORTH:
Highway 100 South to Highway 55 West. 55 West to Douglas Drive (stoplight). Right on Douglas Drive to Golden Valley Road (2nd light). Left on Golden Valley Road approximately 1/3 mile. Entrance to clubhouse on the left, before the railroad tracks.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Notice and Proxy Statement and Form 10-K are available at www.proxyvote.com.

TENNANT COMPANY
ANNUAL MEETING OF SHAREHOLDERS
APRIL 23, 2014, 10:30 A.M.
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints H. Chris Killingstad and Heidi M. Wilson, and each of them, as Proxies, each with the power to appoint his/her substitute, and hereby authorizes them or either of them to represent and to vote, as designated herein, all the shares of Common Stock of Tennant Company (the "Company") held of record by the undersigned on February 24, 2014, at the Annual Meeting of Shareholders to be held on April 23, 2014, or any adjournment thereof.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR EACH OF THE NOMINEES IN PROPOSAL 1 AND FOR PROPOSALS 2 AND 3.

This Proxy covers all shares for which the undersigned has the right to give voting instructions to Vanguard Fiduciary Trust Company, Trustee of the Tennant Company Retirement Savings Plan (090984) ("Plan"). This Proxy, when properly executed, will be voted as directed. If voting instructions are not received by the proxy tabulator by April 20, 2014, the undersigned will be treated as directing the Plan's Trustee to vote the shares held in the Plan in the same proportion as the shares for which the Trustee has received timely instructions from others who do vote.

THESE INSTRUCTIONS, WHEN PROPERLY EXECUTED, WILL BE FOLLOWED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED PARTICIPANT.

Address Changes/Comments: ______________________________

____

____

(If you noted any Address Changes/Comments above, please mark corresponding box on the reverse side.)

Continued and to be signed on reverse side. See reverse for voting.

TENNANT COMPANY
701 NORTH LILAC DRIVE
P.O. BOX 1452
MINNEAPOLIS, MN 55440-1452

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time on April 22, 2014. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by Tennant Company in mailing proxy materials, you can consent to receiving all shareholder communications, including future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time on April 22, 2014. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

TENNANT COMPANY

The Board of Directors recommends a vote FOR all nominees listed.

Vote On Directors

	For All	Withhold All	For All Except	
1. Election of Directors **Nominees:**	☐	☐	☐	To withhold authority to vote for any individual nominees(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

01) Carol S. Eicher
02) David Mathieson
03) Donal L. Mulligan
04) Stephen G. Shank

If elected, Ms. Eicher and Messrs. Mathieson, Mulligan and Shank will serve for a term of three years.

Vote On Proposals

The Board of Directors recommends you vote FOR the following proposals:

	For	Against	Abstain
2. Ratify the appointment of KPMG LLP as the independent registered public accounting firm of the Company for the year ending December 31, 2014.	☐	☐	☐
3. Advisory approval of executive compensation.	☐	☐	☐

In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting.

For address changes and/or comments, please check this box and write them on the back where indicated. ☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature (PLEASE SIGN WITHIN BOX) Date

Signature (Joint Owners) Date

*** Exercise Your *Right* to Vote ***

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on April 23, 2014.

TENNANT COMPANY

TENNANT COMPANY
701 NORTH LILAC DRIVE
P.O. BOX 1452
MINNEAPOLIS, MN 55440-1452

M67810-P45578

Meeting Information

Meeting Type: Annual Meeting
For holders as of: February 24, 2014
Date: April 23, 2014 **Time:** 10:30 a.m. CDT
Location: Golden Valley Country Club
7001 Golden Valley Road
Golden Valley, MN 55427

You are receiving this communication because you hold shares in the company named above.

This is not a ballot. You cannot use this notice to vote these shares. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. You may view the proxy materials online at *www.proxyvote.com* or easily request a paper copy (see reverse side).

We encourage you to access and review all of the important information contained in the proxy materials before voting.

See the reverse side of this notice to obtain proxy materials and voting instructions.

Voting Items

The Board of Directors recommends a vote FOR all nominees listed.

1. Election of Directors

   Nominees:

   01) Carol S. Eicher
   02) David Mathieson
   03) Donal L. Mulligan
   04) Stephen G. Shank

The Board of Directors recommends you vote FOR the following proposals:

2. Ratify the appointment of KPMG LLP as the independent registered public accounting firm of the Company for the year ending December 31, 2014.

3. Advisory approval of executive compensation.

In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting.

M67812-P45578

— Before You Vote —

How to Access the Proxy Materials

Proxy Materials Available to VIEW or RECEIVE:

NOTICE AND PROXY STATEMENT   FORM 10-K

How to View Online:

Have the information that is printed in the box marked by the arrow → XXXX XXXX XXXX (located on the following page) and visit: *www.proxyvote.com.*

How to Request and Receive a PAPER or E-MAIL Copy:

If you want to receive a paper or e-mail copy of these documents, you must request one. There is NO charge for requesting a copy. Please choose one of the following methods to make your request:

1) *BY INTERNET:* www.proxyvote.com
2) *BY TELEPHONE:* 1-800-579-1639
3) *BY E-MAIL*:* sendmaterial@proxyvote.com

* If requesting materials by e-mail, please send a blank e-mail with the information that is printed in the box marked by the arrow → XXXX XXXX XXXX (located on the following page) in the subject line.

Requests, instructions and other inquiries sent to this e-mail address will NOT be forwarded to your investment advisor. Please make the request as instructed above on or before April 9, 2014 to facilitate timely delivery.

— How To Vote —

Please Choose One of the Following Voting Methods

Vote In Person: Many shareholder meetings have attendance requirements including, but not limited to, the possession of an attendance ticket issued by the entity holding the meeting. Please check the meeting materials for any special requirements for meeting attendance. At the meeting, you will need to request a ballot to vote these shares.

Vote By Internet: To vote now by Internet, go to *www.proxyvote.com.* Have the information that is printed in the box marked by the arrow → XXXX XXXX XXXX (located on the following page) available and follow the instructions.

Vote By Mail: You can vote by mail by requesting a paper copy of the materials, which will include a proxy card.

M67811-P45578

M67813-P45578